Exhibit 99.1

TELUS

the future is friendly®

THE SOCIAL CAPITALISM COMPANY

2019 INFORMATION CIRCULAR

Who we are

TELUS is committed to leveraging our world-leading technology to enable remarkable human outcomes in our all-connected world. We have $14.4 billion of annual revenue and 13.4 million customer connections, including 9.2 million wireless subscribers, 1.9 million high-speed Internet clients, 1.2 million residential network access lines and 1.1 million TELUS TV® customers. With the support of our talented team, we provide a wide range of communications solutions to consumers and businesses, including wireless, data, IP, voice, television, entertainment, video, and home security and automation.

Through TELUS Health, we are enabling improved health outcomes for Canadians, advancing our position as the leading provider of healthcare technology solutions. TELUS International provides innovative customer experience, digital transformation and business process service solutions for clients around the globe.

In support of our heartfelt philosophy to give where we live, TELUS has contributed $1.2 billion in value – through philanthropy and volunteerism – since 2000.

All financial information is reported in Canadian dollars unless otherwise specified. Copyright © 2019 TELUS Corporation. All rights reserved. Certain products and services named in this information circular are trademarks. The symbols TM and ® indicate those owned by TELUS Corporation or its subsidiaries. All other trademarks are the property of their respective owners.

Welcome to our shareholder meeting

The TELUS annual general meeting of shareholders will be held on May 9, 2019.

TELUS’ performance in 2018 reflects our team’s commitment to our customers first priority and the progression of our long-standing strategy. We achieved strong operational and financial results against a backdrop of a dynamic market and heightened competitive activity. Our compensation philosophy is to pay for performance, and you will see that our compensation decisions continue to reflect this philosophy.

TELUS embraces social capitalism and uses our core business to serve a greater social purpose that benefits all our stakeholders, from shareholders and customers to our most vulnerable citizens. At TELUS, social capitalism is not supplemental to our strategy, but is central to what we do and why we do it. Inspired by our social purpose, our team is helping to improve the social, economic and health outcomes of Canadians and simultaneously driving value for our shareholders. More details on our 2018 corporate performance and our social purpose are included in our annual report, which is available at telus.com/annualreport.

In the pages that follow, you will find information regarding the items of business for consideration at our upcoming annual general meeting. You will also find important highlights about our leading corporate governance practices, including our diversity initiatives and succession planning processes, as well as detailed information about our executive compensation philosophy and practices.

As a shareholder, you have the right to vote your shares on all the items that come before the meeting. We encourage you to exercise your right to vote and we facilitate different methods of voting to enable you to vote in a manner that is most convenient for you.

We want to thank all our shareholders for your continued support and confidence. TELUS remains well positioned for the future and we are committed to delivering on our long-standing strategy and embracing our social purpose to continue bringing benefits to our shareholders, customers and the communities in which we live, work and serve.

Sincerely,

Dick Auchinleck

Chair of the Board

Your vote is important As a shareholder, it is important that you read this material carefully and vote your shares. Please see pages 7 to 9 for detailed voting instructions and deadlines.

What’s inside

2                      Executive summary

6                      About the meeting and our Board

6                Notice of annual general meeting

7                Information about voting

10         Additional information

11         Business of the meeting

20         About the nominated directors

29         Director compensation

33 Corporate governance 53 Committee reports 53 Audit Committee 55 Corporate Governance Committee 56 Pension Committee 57 Human Resources and Compensation Committee

60               Executive compensation at TELUS

61         Report to shareholders

64         Compensation discussion and analysis

96         Executive compensation summary

108        TELUS equity compensation plans

115        Appendix A: Terms of reference for the Board of Directors

TELUS 2019 INFORMATION CIRCULAR • 1

EXECUTIVE SUMMARY

Summary of the meeting

Here are highlights of the important information you will find in this information circular. These highlights do not contain all the information that you should consider. Please take the time to read the circular before you vote your shares.

Shareholder voting matters

	Board vote	For more
	recommendation	information
Appointment of Deloitte LLP as auditors	FOR	See page 12
Approval of executive compensation approach	FOR	See page 13
Ratification and confirmation of the new shareholder rights plan	FOR	See pages 13 to 17
Approval of the Restricted Share Unit Plan	FOR	See page 18
Approval of the Performance Share Unit Plan	FOR	See page 19
Election of directors	FOR each nominee	See pages 11 to 12

Appoint auditors

You will be asked to vote on the appointment of our independent auditors, Deloitte LLP, who have been our external auditors since 2002 and were last re-appointed at our annual general meeting on May 10, 2018. Further details about our auditors and a summary of their billings for 2017 and 2018 can be found on page 12.

Approve executive compensation approach

You can have a say on what we pay our executives by participating in an advisory vote on our approach to executive compensation. We have held this advisory vote every year since 2011. Further information on our advisory vote can be found on page 13. More details on our executive compensation approach and practices can be found on pages 64 to 107.

Approve shareholder rights plan

The Company’s current shareholder rights plan will expire at the conclusion of this meeting and, as a result, you will be asked to confirm a new shareholder rights plan. See pages 13 to 17 for details on the features of our new shareholder rights plan.

Approve the Restricted Share Unit and Performance Share Unit Plans

The Company is proposing to amend the terms of the Restricted Share Unit (RSU) Plan and Performance Share Unit (PSU) Plan to allow us to make payments for future grants, at the Company’s election, in the form of newly issued shares from treasury. More details on these amendments can be found on page 18 for the RSU Plan and on page 19 for the PSU Plan.

TELUS 2019 INFORMATION CIRCULAR • 2

EXECUTIVE SUMMARY

Our director nominees

You will be asked to vote on our director nominees below. Their complete director profiles, as well as details on our majority voting policy, can be found on pages 22 to 28.

		Director since			Board and Committee attendance 2018	Other public boards
Name and region Independent
	Age		Principal occupation	Committee(s)[1]			Expertise
R.H. (Dick) Auchinleck	67	2003	Chair, TELUS Corporation	n/a	100%	0	• Senior executive/strategic leadership • Risk management • Governance • Executive compensation/HR
British Columbia

Raymond T. Chan	63	2013	Corporate director	HRC, P	100%	2	• Senior executive/strategic leadership • Risk management • Executive compensation/HR • Financial and accounting
Alberta

Stockwell Day	68	2011	Founder, Stockwell Day Connex	P (Chair), HRC	100%	1	• Senior executive/strategic leadership • Risk management • Governance • Governmental/regulatory affairs
British Columbia

Lisa de Wilde	62	2015	CEO, Ontario Educational Communications Authority (TVO)	CG, P	100%	0	• Senior executive/strategic leadership • Governance • Technology/industry knowledge • Governmental/regulatory affairs
Ontario

Darren Entwistle	56	2000	President and CEO, TELUS Corporation	n/a	100%	0	• Senior executive/strategic leadership • Technology/industry knowledge • Governance • Retail/customer experience
British Columbia

Mary Jo Haddad	63	2014	Founder and president, MJH & Associates	HRC (Chair)	100%	1	• Senior executive/strategic leadership • Risk management • Governance • Executive compensation/HR
Ontario

Kathy Kinloch British Columbia	67	2017	President, British Columbia Institute of Technology (BCIT)	CG, HRC	50%[2]	0	• Senior executive/strategic leadership • Governance • Governmental/regulatory affairs • Technology/industry knowledge

Christine Magee	59	2018	Co-founder and Co-chair of Sleep Country Canada	A	100%	2	• Senior executive/strategic leadership • Governance • Finance and accounting • Retail/customer experience
Ontario

John Manley	69	2012	Corporate director	CG (Chair), P	100%	2	• Senior executive/strategic leadership • Risk management • Governance • Governmental/regulatory affairs
Ontario

Claude Mongeau	57	2017	Corporate director	A, CG	100%	2	• Senior executive/strategic leadership • Risk management • Executive compensation/HR • Finance and accounting
Quebec

David Mowat	63	2016	Corporate director	A (Chair), HRC	100%	0	• Senior executive/strategic leadership • Risk management • Finance and accounting • Retail/customer experience
Alberta

Marc Parent	58	2017	President and CEO, CAE Inc.	HRC, P	100%	1	• Senior executive/strategic leadership • Risk management • Executive compensation/HR • Technology/industry knowledge
Ontario

Denise Pickett	53	2018	Chief Risk Officer and President, Global Risk, Banking & Compliance, American Express	A	100%	0	• Senior executive/strategic leadership • Executive compensation/HR • Finance and accounting • Retail/customer experience
Ontario

1         Committee legend: A = Audit Committee, CG = Corporate Governance Committee, HRC = Human Resources and Compensation Committee, P = Pension Committee, and n/a = not applicable, as Dick and Darren do not sit on any committees.

2         Due to extenuating personal circumstances, Kathy was unable to attend the August and November Board and committee meetings in 2018. Her absence was approved by the Chair.

TELUS 2019 INFORMATION CIRCULAR • 3

EXECUTIVE SUMMARY

Corporate governance

At TELUS, we are committed to high standards in corporate governance and are constantly evolving our practices and pursuing transparency and integrity in everything we do.

We believe that strong corporate governance is the foundation for accountability to our shareholders and we strive to be at the forefront of governance best practices.

In 2018, we continued to advance our practices in the pursuit of excellence and increased investor confidence.

TELUS Board responsibilities
Strategic planning
Financial oversight and reporting
Risk oversight
Leadership and succession planning
Shareholder communications and engagement
Ethical culture

For details on corporate governance, see pages 33 to 52.

2018 governance highlights

•          Attained our Board diversity target of 30 per cent diverse members and 30 per cent of each gender by the end of 2018 – currently 50 per cent of our independent director nominees are diverse (six nominees) and 42 per cent (five nominees) are women

•          Continued our dedication to gender diversity by committing to the Catalyst Accord 2022, which pledges to increase the average percentage of women on boards and in executive positions in Canada to 30 per cent or greater by 2022

•          Announced the appointment of two new directors, Christine Magee in August 2018 and Denise Pickett in November 2018, who bring diversity, as well as a wealth of strategic and operational expertise, particularly in relation to retail and customer experience

•          Continued the implementation of our committee succession planning in May 2018 by appointing David Mowat as Chair of the Audit Committee (in anticipation of Bill MacKinnon’s retirement at this meeting) and also by giving other directors the opportunity to serve on different committees

•          Continued a comprehensive review of President and Chief Executive Officer (CEO) and executive succession planning, which included examining progress against prior high-potential development plans and discussing the strengths and development opportunities for the next generation of executive leadership team and CEO candidates

•          Conducted a comprehensive assessment of the effectiveness and performance of each Board committee and committee chair , as well as the Chair of the Board

•          Approved our strategic plan, taking into account the opportunities and risks of each of our business units for the upcoming year.

TELUS 2019 INFORMATION CIRCULAR • 4

EXECUTIVE SUMMARY

Executive compensation

Our overall philosophy for executive compensation is simple – we pay for performance. This philosophy has remained consistent since 2000, along with our national growth strategy. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our overall business objectives and corporate success.

Our compensation philosophy
Be competitive
Pay for performance
Align with shareholders
Be well governed
Manage risk
Be easily understood

Compensation highlights

•   Base salaries remained frozen for 2018

•          2018 was a year characterized by heightened competitive activity and cost efficiency expectations for TELUS. The 2018 corporate scorecard multiplier was normalized to 0.70, as compared to 0.71 for 2017

•          All management professional team members, including the Executive Leadership Team, will receive a portion of their 2018 performance bonus into PSUs . This approach takes into consideration the dynamic year we experienced, while also effectively balancing the interests of our team members and shareholders

•          Our performance bonus pool size, which is driven by earnings before interest and taxes (EBIT) performance, increased slightly year over year

•          Our external consultant Meridian Compensation Partners LLC (Meridian) conducted an independent review of compensation programs, plans and policies to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on the Company. Meridian concluded that TELUS’ pay programs and policies balance, neutralize or mitigate risk

•          As illustrated below, a significant portion of executive pay continues to be at risk, ensuring executive compensation is aligned with Company performance and the creation of shareholder value.

For details on executive compensation, see pages 64 to 107.

		Annual
		performance	Long-term	2018	Percentage
Named executive officers	Salary	bonus[1,2]	incentive[2]	compensation	at risk
Darren Entwistle President and CEO	$1,375,000	$669,798	$9,644,535	$11,689,333	88%
Doug French Executive Vice-President (EVP) and Chief Financial Officer	$600,000	$198,557	$2,398,557	$3,197,114	81%
Josh Blair EVP, Group President and Chief Corporate Officer, TELUS	$650,000	$212,235	$2,412,235	$3,274,470	80%
Eros Spadotto EVP, Technology Strategy and Business Transformation	$600,000	$203,852	$2,203,852	$3,007,704	80%
David Fuller EVP and President, TELUS Consumer and Small Business Solutions	$600,000	$391,819	nil[3]	$991,819	40%

1         Delivered partially in cash and partially in executive performance share units (EPSUs), except for David who will receive his annual performance bonus in cash only.

2         EPSUs and RSUs to be granted on August 15, 2019 under the revised RSU and PSU plan terms, if approved by shareholders. In the event shareholder approval is not obtained, grants will be made under the current plan terms.

3         David’s 2018 grant for 2017 performance was reported in our 2018 information circular, consistent with our practice. David left the Company at the end of January 2019 and did not receive a long-term incentive grant with respect to 2018 performance.

TELUS 2019 INFORMATION CIRCULAR • 5

ABOUT THE MEETING AND OUR BOARD

Notice of annual general meeting of shareholders

When	Where	Webcast
Thursday, May 9, 2019	TELUS Garden, 5th Floor	A live webcast of the meeting
8:30 a.m. (PT)	510 West Georgia Street	will be available on our website
	Vancouver, British Columbia	at telus.com/agm2019

Business of the meeting

At the meeting, shareholders will be asked to:

1                  Receive the Company’s 2018 audited consolidated financial statements together with the report of the auditors on those statements

2                  Elect directors of the Company for the ensuing year

3                  Appoint Deloitte LLP as auditors for the ensuing year and authorize the directors to fix their remuneration

4                  Approve an advisory resolution on the Company’s approach to executive compensation

5                  Ratify and confirm the Company’s new shareholder rights plan

6                  Approve the Company’s restricted share unit plan

7                  Approve the Company’s performance share unit plan

and transact any other business that may properly come before the meeting and any postponement or adjournment thereof.

Right to vote

Holders of shares on March 11, 2019, the record date, are entitled to notice of and to vote at our meeting or any adjournment thereof. There were 600,798,803 shares outstanding on this date. You can find more information about each item of business at the meeting, including who can vote and how to vote, beginning on page 7.

Approval of the circular

The Board of Directors has approved in substance the content of this information circular and has authorized us to send it to the Company’s shareholders as at the record date.

Vancouver, British Columbia

Dated March 13, 2019.

By order of the Board of Directors

Andrea Wood

Chief Legal and Governance Officer

TELUS 2019 INFORMATION CIRCULAR • 6

ABOUT THE MEETING AND OUR BOARD

Information about voting

Who can vote

There were 600,798,803 shares in TELUS outstanding on March 11 , 2019 (the Record Date). If you hold shares as of the Record Date, you can cast one vote for each share you hold on that date.

To the knowledge of the directors and executive officers of TELUS, no one shareholder beneficially owned, directly or indirectly, or exercised control or direction over, 10 per cent or more of the outstanding shares on the Record Date.

Matters to be voted on and approval required

The following are items of business to be voted on at the meeting:

•   The election of directors

•   The appointment of auditors

•   The approval of the Company’s approach to executive compensation

•   The ratification and confirmation of the Company’s new shareholder rights plan

•   The approval of the Company’s Restricted Share Unit (RSU) Plan

•   The approval of the Company’s Performance Share Unit (PSU) Plan.

All of these items require approval by a majority of votes cast by shareholders.

Quorum

We need to have at least two people present at the meeting who hold, or represent by proxy, in the aggregate at least 25 per cent of the issued and outstanding shares entitled to be voted at the meeting.

How to vote

How you can vote depends on whether you are a registered or non-registered (beneficial) shareholder.

	Registered shareholders and TELUS employee share plan holders	Non-registered shareholders

You are a registered shareholder if you have a share certificate or direct registration system (DRS) advice issued in your name.

You are an employee share plan holder if you hold your shares through any TELUS-sponsored employee share plans (i.e. the Employee Share Purchase Plan) (the employee shares), for which Computershare is the trustee.

You are a non-registered shareholder if your shares are registered in the name of an intermediary such as a bank, trust company, trustee, investment dealer, clearing agency or other institution (intermediary).

If you do not plan to attend the meeting	You can vote in any of the following ways:	You can vote in any of the following ways:
	Internet • By visiting the following website: www.investorvote.com. Refer to your control number (shown on your proxy form) and follow the online voting instructions	Internet • By visiting the following website: www.proxyvote.com. Refer to your control number (shown on your form) and follow the online voting instructions

Telephone

• By phoning the toll-free number 1-866-732-VOTE (8683) if you are in Canada or the United States. If you are not in Canada or the United States, you should call the direct phone number shown on your proxy form. To vote by phone, simply refer to your control number (shown on your proxy form) and follow the instructions

• Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone

Telephone

• By phoning the toll-free number shown on your voting instruction form. To vote by phone, simply refer to your control number (shown on your form) and follow the instructions

• Note that you cannot appoint anyone other than Dick Auchinleck or Darren Entwistle as your proxy if you vote by phone

Mail • By completing your voting instruction form and returning it by mail or hand delivery, following the instructions on the form.
Mail • By completing your proxy form and returning it by mail or hand delivery, following the instructions on the form.

TELUS 2019 INFORMATION CIRCULAR • 7

ABOUT THE MEETING AND OUR BOARD

	Registered shareholders and TELUS employee share plan holders	Non-registered shareholders
If you want to attend the meeting and vote in person or would like your proxyholder to do so

Do not complete or return the enclosed proxy form. Please bring it with you to the meeting. You must register with Computershare when you arrive at the meeting. Voting in person will automatically cancel any proxy you completed and submitted earlier.

If you want to appoint someone else as a proxy to attend the meeting, you must print the person’s name in the appropriate space on the proxy form or complete another acceptable paper proxy. If you are using the Internet, follow the instructions online. The person does not need to be a shareholder, but must attend the meeting to vote your shares.

Follow the specific instructions on your voting instruction form as it may vary depending on the intermediary.

In most cases, you can print your name in the space pro- vided on the enclosed voting instruction form and return the form as instructed by your intermediary. Your intermediary may also allow you to do this online. Do not complete the voting section, as you will be voting at the meeting.

You should register with Computershare when you arrive at the meeting.

If you want to appoint someone else as a proxy to attend the meeting, you must print the person’s name in the appropriate space on the voting instruction form or complete another acceptable paper proxy. The person does not need to be a shareholder, but must attend the meeting to vote your shares.

Deadline for returning your form

Your completed proxy form must be received by TELUS, c/o Computershare (8th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1), no later than 5:00 p.m. (ET) on May 7, 2019. If the meeting is adjourned or postponed, your completed proxy form must be received by 5:00 p.m. (ET) on the second-last business day before the reconvened meeting date (Proxy Deadline).

Please check your voting instruction form for the specific deadline.

Your intermediary will need your voting instructions sufficiently in advance of the Proxy Deadline to enable your intermediary to act on your instructions prior to the deadline. Typically, the deadline for non-registered shareholders is a day before the Proxy Deadline.

If you change your mind about your vote

For registered shareholders and holders of employee shares, if you have voted by submitting a proxy form, you may revoke your instructions by providing new voting instructions on a proxy form with a later date, or at a later time if you are voting by telephone or on the Internet. Any new voting instructions, however, will only take effect if received by TELUS, c/o Computershare (at the address above) by the Proxy Deadline.

Other ways to revoke your proxy instructions include:

1. Deliver a revocation of proxy instruction form to the registered office of the Company, to the attention of TELUS’ Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3, any time up to 5:00 p.m. (PT) on May 8, 2019 or, if the meeting is adjourned or postponed, by 5:00 p.m. (PT) on the business day before the date of the reconvened meeting.

2. Deliver a revocation of proxy instruction form to the Chair of the meeting at the meeting before the vote for which the proxy is to be used is taken.

You may also revoke your proxy in any other manner permitted by law.

For non-registered shareholders, if you have provided your voting instructions and change your mind about your vote, you can revoke your proxy or voting instructions by contacting your intermediary. If your intermediary provides the option of voting over the Internet, you can change your instructions by updating your voting instructions on the website provided by your intermediary so long as you submit your new instructions before the intermediary’s deadline.

TELUS 2019 INFORMATION CIRCULAR • 8

ABOUT THE MEETING AND OUR BOARD

How your proxyholder will vote

By completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares on each item of business that you are entitled to vote on, according to your instructions. If you have appointed Dick Auchinleck or Darren Entwistle as your proxy and you do not provide them with instructions, they will vote your shares in favour of:

•          Electing as a director each person nominated by the Company

•          Appointing Deloitte LLP as auditors and authorizing the directors to fix their remuneration

•          Approving the Company’s approach to executive compensation

•          Ratifying and confirming the Company’s new shareholder rights plan

•          Approving the Company’s RSU Plan

•          Approving the Company’s PSU Plan.

Your voting instructions provided by proxy give discretionary authority to the person you appoint as proxyholder to vote as he or she sees fit on any amendment or variation to any of the matters identified in the notice of meeting on page 6 and any other matters that may properly be brought before the meeting, to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. As of March 13, 2019, no director or executive officer of the Company is aware of any variation, amendment or other matter to be presented for a vote at the meeting.

Confidentiality

All proxies are received, counted and tabulated by our transfer agent, Computershare, in a way that preserves the confidentiality of individual shareholders’ votes, except:

•          As necessary to meet applicable law

•          In the event of a proxy contest

•          In the event a shareholder has made a written comment on the proxy.

Solicitation by management

Your proxy is being solicited by TELUS management and the Company will pay for the cost of solicitation. TELUS management will solicit proxies either by mail to your latest address shown on the register of shareholders or by electronic mail to the email address you provided. Additionally, TELUS employees and/or agents may solicit proxies by telephone or other ways at a nominal cost to the Company. We have retained Laurel Hill Advisory Group to provide governance advisory services and to solicit proxies for us in Canada and the United States at an estimated cost of $30,000. The cost of such solicitation will be borne by the Company.

Notice and Access

Canadian securities rules (Notice and Access) permit us to provide both our registered and non-registered shareholders with electronic access to the information circular and the annual report for the meeting instead of sending a paper copy. This means that the information circular and annual report are posted online for you to access, rather than being mailed to you. Notice and Access is more environmentally friendly, as it helps reduce paper and energy use and also reduces printing and mailing costs.

You will still receive a form of proxy or voting instruction form in the mail so you can vote your shares. However, unless you previously requested a paper copy, rather than receiving a paper copy of this circular, you will receive a notice that has instructions on how to access and review an electronic copy of our information circular and annual report and how to request a paper copy. The notice also provides instructions on voting your shares using the various different voting methods provided (Internet, telephone, mail).

If you would like to receive a paper copy of our information circular and annual report, please follow the instructions in the notice.

Delivery of proxy materials

Proxy materials are sent to registered shareholders through our transfer agent, Computershare. We do not send proxy-related material directly to non-registered shareholders. We use the services of Broadridge Investor Communication Solutions, Canada, which acts on behalf of the Intermediaries, to send proxy materials to non-registered shareholders. We intend to pay Intermediaries to send proxy-related materials and voting instruction forms to objecting non-registered shareholders.

Voting results

The voting results for each item of business at the meeting will be posted on telus.com and filed with the securities regulators after the meeting.

For more information

Contact Computershare if you have additional questions regarding the meeting:

•          phone       1-800-558-0046 (toll-free within North America)

+1 (514)-982-7129 (outside North America)

•          email           telus@computershare.com

•          mail                  Computershare Trust Company of Canada

8th floor, 100 University Avenue

Toronto, Ontario, M5J 2Y1

TELUS 2019 INFORMATION CIRCULAR • 9

ABOUT THE MEETING AND OUR BOARD

Additional information

Ownership and voting restrictions

As a communications provider of wireline and wireless telecommunications services and digital television services, the Company and certain of its subsidiaries must comply with the Canadian ownership and control requirements prescribed by Canadian laws, namely the Telecommunications Act, the Broadcasting Act, and the regulations and other instruments issued under these Acts. Specifically, in order to maintain the eligibility of certain of its subsidiaries to operate as Canadian carriers, the Telecommunications Act and underlying regulations require, among other things, that the level of Canadian ownership and control of the Company’s shares must not be less than 66 2/3 per cent and the Company must not otherwise be controlled by non-Canadians.

Substantially similar rules apply under the Broadcasting Act, but Canadian ownership and control of the Company’s shares must not be less than 80 per cent and the chief executive officer of a company that is a licensed broadcasting undertaking must be a Canadian citizen or a permanent resident of Canada. In response to levels of foreign ownership exceeding 20 per cent, the Company has appointed an independent programming committee to make all programming decisions relating to its licensed broadcasting undertakings, in order to meet the requirements of a qualified corporation under the regulations of the Broadcasting Act. This permits the level of non-Canadian ownership in the Company to reach the maximum of 33 1/3 per cent.

The regulations underlying the Telecommunications Act give the Company, which is a carrier-holding corporation of Canadian carriers, certain powers to monitor and control the level of non-Canadian ownership and control of voting shares. These powers and constraints have been incorporated into the articles of TELUS (Articles) and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to (i) refuse to register a transfer of shares to a non-Canadian, (ii) repurchase or redeem excess shares from a non-Canadian or require a non-Canadian to sell any shares if that person’s holdings would affect

TELUS’ compliance with foreign ownership restrictions, and (iii) suspend the voting rights attached to the shares considered to be owned or controlled by non-Canadians. The Company monitors the level of non-Canadian ownership of its shares and provides periodic reports to the Canadian Radio-television and Telecommunications Commission (CRTC).

Interest of certain persons in material transactions

None of the insiders of the Company, no nominee for election as a director of the Company and no associate or affiliate of such persons or companies has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

Additional matters and information

Additional financial information is contained in TELUS’ annual information form and the audited consolidated financial statements of the Company for the year ended December 31, 2018 and Management’s discussion and analysis thereof. These documents are available upon request to TELUS Legal Services, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. TELUS’ public documents are filed on sedar.com and sec.gov. Unless otherwise indicated, information in this circular is provided as at March 13 , 2019.

Indebtedness of directors and officers

No director or officer of the Company or proposed nominee for election as a director of the Company, or any associate thereof, is or has been indebted to the Company or its subsidiaries since January 1, 2006. In compliance with the July 30, 2002 enactment of the Sarbanes-Oxley Act (SOX), no new personal loans to directors and executive officers have been made or arranged, and no pre-existing personal loans have been renewed or modified since July 30, 2002.

TELUS 2019 INFORMATION CIRCULAR • 10

ABOUT THE MEETING AND OUR BOARD

Business of the meeting

1             Report of management and consolidated financial statements

The report of management and the audited consolidated financial statements for the year ended December 31, 2018, including Management’s discussion and analysis, are contained in the TELUS 2018 annual report. All shareholders should have received the 2018 annual report electronically or by mail. If you did not receive a copy, you may view it online at telus.com/annualreport or obtain a copy upon request to TELUS’ Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

2             Election of directors

General

The Board has fixed the number of directors at 13 in accordance with the Articles of the Company. At the meeting, we will ask you to vote for the election of the 13 nominees proposed by the Company as directors. All of the nominees were elected as directors at last year’s annual meeting, other than Christine Magee and Denise Pickett, who were appointed by the Board on August 2 and November 1, 2018, respectively. See pages 22 to 28 for biographical and other relevant information about all of the nominees.

Two of our independent directors, Bill MacKinnon and Sabi Marwah, are retiring this year, and therefore will not be standing for re-election at the meeting.

Bill has been a director since 2009 and was the chair of the Audit Committee from 2011 to May 2018 and a member of the Corporate Governance Committee from 2013 to 2015. His leadership and expertise in accounting, auditing and financial matters have been invaluable in guiding our Audit Committee and TELUS’ financial strategy. Bill’s background and knowledge in the accounting sector and his role as a financial expert have been instrumental in assisting with the Company’s transition to IFRS and with respect to the adoption of some of our internal policies and procedures to strengthen our internal controls.

Sabi joined the Board in 2015 and has served on both the Audit and Corporate Governance Committees. Sabi’s knowledge and experience in finance, accounting and risk management have been invaluable to the Company. Despite his relatively short tenure, Sabi has been an important contributor on our Board and has provided insight on issues ranging from accounting matters to corporate governance. Sabi was appointed as a Senator of Canada in November 2016 and will be stepping down from the Board to focus on his public duties.

We thank Bill and Sabi for their outstanding contribution and service to TELUS.

Each shareholder will be entitled to vote for, or withhold his or her votes from, the election of each director. Dick Auchinleck and Darren Entwistle have been named in the proxy as proxyholders (management proxyholders), and they intend to vote FOR the election of all 13 nominees whose names and profiles are set forth on pages 22 to 28, except in relation to shares held by a shareholder who instructs otherwise.

Our majority voting policy applies to director elections. Under this policy, if a director is elected in an uncontested election where more votes are withheld than voted in favour of his or her election, then the director will be required to tender his or her resignation to the Chair of the Board. The resignation will be effective when accepted by the Board. The Board will accept the resignation, unless extenuating circumstances warrant a contrary decision. Any director who tenders his or her resignation will not participate in the deliberations of either the Corporate Governance Committee or the Board relating to the resignation. If applicable, we will announce

The Board recommends you vote FOR the election of each nominated director.

TELUS 2019 INFORMATION CIRCULAR • 11

ABOUT THE MEETING AND OUR BOARD

the Board’s decision (including the reason for not accepting any resignation) by news release within 90 days of the meeting where the election was held. Our majority voting policy is included in our TELUS Board Policy Manual, which can be downloaded at telus.com/governance.

We believe that all 13 nominees are able to serve as directors. Unless his or her office is vacated in accordance with applicable law or the Articles, each director elected at the meeting will hold office from the date of his or her election until the next annual meeting or until his or her successor is elected or appointed.

Advance notice

Our Articles contain an advance notice requirement for director nominations.

These requirements are intended to provide a transparent, structured and fair process to ensure that shareholders are able to submit their proxy voting instructions on an informed basis. Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to Andrea Wood, Chief Legal and Governance Officer, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3, and include the information set forth in our Articles. The notice must be made not less than 30 days nor more than 65 days prior to the date of the meeting, namely between March 4 and April 8, 2019. See our Articles, available on sedar.com and on telus.com/governance.

3  Appointment of auditors

Deloitte LLP (Deloitte) have been our external auditors since 2002. They were last re-appointed at our annual meeting on May 10, 2018.

Upon the recommendation of the Audit Committee and the Board, shareholders will be asked at the meeting to approve the appointment of Deloitte as auditors and authorize the directors to fix the auditors’ remuneration for the ensuing year.

The management proxyholders intend to vote FOR the appointment of Deloitte as auditors of the Company, except in relation to shares held by a shareholder who instructs otherwise.

					The Board recommends you vote FOR appointing Deloitte as our auditors until the next annual meeting.

Summary of billings and services by the external auditors for 2018 and 2017
Fees billed for services provided by Deloitte for 2018 and 2017 are as follows:

	2018		2017		Last year, 98% of shareholders voted FOR appointing Deloitte as our auditors.
Type of work	($ millions)%		($ millions)%
Audit fees[1]	5.584	93.9	5.016	91.9
Audit-related fees[2]	0.139	2.3	0.133	2.4
Tax fees[3]	0.207	3.5	0.045	0.8
All other fees[4]	0.015	0.3	0.268	4.9
Total	5.945	100.0	5.462	100.0

1 Includes fees for services rendered by Deloitte in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings.
2 Includes fees for translation services rendered by Deloitte in relation to the audit or review of our financial statements that were not part of audit fees.
3 Relates to tax compliance, tax advice and tax planning.

4       Includes fees for services rendered by Deloitte that were not in relation to the audit or review of our financial statements, such as the privacy data insights (2017) and the Telecom pricing gazettes (2017/2018).

TELUS 2019 INFORMATION CIRCULAR • 12

ABOUT THE MEETING AND OUR BOARD

4  Approval of executive compensation approach – Advisory vote on say on pay

The Board is accountable to the shareholders for its compensation decisions. The purpose of a say-on-pay advisory vote is to provide shareholders with a formal opportunity to provide direct feedback to the Board on the Company’s approach to executive compensation. We are, therefore, asking shareholders to vote on the following advisory resolution at the meeting:

“Resolved, on an advisory basis, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular for the 2019 annual general meeting of shareholders.”

Since this is an advisory vote, the results will not be binding on the Board and do not diminish the roles and responsibilities of the Board. The Board remains fully responsible for its compensation decisions and is not relieved of this responsibility by a positive or negative advisory vote. However, the Board will take the results of the vote into account when considering future compensation policies, procedures and decisions and in determining whether there is a need to increase its engagement with shareholders on compensation and related matters. For information on our approach to executive compensation, see pages 64 to 107.

At our last annual meeting in 2018, we conducted our eighth say-on-pay vote, which received the support of 95 per cent of votes cast. Feedback received from meetings with shareholders and shareholder advocacy groups was positive overall and reinforced the view that our policies continue to align with shareholder expectations.

The management proxyholders intend to vote FOR TELUS’ approach to executive compensation, except in relation to shares held by a shareholder who instructs otherwise.

The Board recommends you vote FOR our approach to executive compensation.
Last year, 95% of shareholders voted FOR our approach to executive compensation.

5  Ratification and confirmation of shareholder rights plan

Our shareholders are being asked at the meeting to ratify and confirm the Company’s shareholder rights plan (the New Rights Plan), as more fully described below.

Background

The Company first adopted a shareholder rights plan in March 2000 and subsequently adopted the Company’s current shareholder rights plan (the Current Rights Plan) in March 2010 on the expiry of the Company’s initial shareholder rights plan. In May 2010, shareholders confirmed the adoption of the Current Rights Plan and subsequently reconfirmed its continuance at shareholder meetings in 2013 and 2016. The Current Rights Plan has a term expiring upon the conclusion of the Company’s annual meeting in 2019.

On February 13, 2019, the Board approved the New Rights Plan (subject to shareholder approval) and authorized the Company to enter into the agreement related to such plan. The New Rights

Plan will become effective at the conclusion of the meeting if it is ratified and confirmed by shareholders at the meeting. Shareholders will be asked to consider and, if deemed advisable, to ratify the adoption of the New Rights Plan. The New Rights Plan has a term of nine years subject to approval of its continuance by the shareholders of the Company at the annual meetings of the Company in 2022 and 2025. Failing confirmation at the meeting, and reconfirmation as required under the New Rights Plan, the New Rights Plan and all outstanding Rights (defined below) thereunder will terminate. Approval of the New Rights Plan by shareholders is required by the Toronto Stock Exchange (TSX).

Purpose of the New Rights Plan

The purpose of the New Rights Plan is to limit acquisitions that are exempt from the formal take-over bid requirements and to provide shareholders with an equal opportunity to

The Board recommends you vote FOR the ratification and confirmation of the New Rights Plan.

TELUS 2019 INFORMATION CIRCULAR • 13

ABOUT THE MEETING AND OUR BOARD

participate in a take-over bid and receive full and fair value for their shares. The terms of the New Rights Plan are substantially similar to the terms of the Current Rights Plan and rights plans adopted recently by other Canadian issuers. The primary substantive differences between the New Rights Plan and the Current Rights Plan are to reflect changes to the take-over bid regime that were adopted in 2016 and described below.

The New Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a Permitted Bid (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the New Rights Plan is not waived by the Board, the New Rights Plan provides that holders of shares, other than the acquirer, will be able to purchase additional shares at a significant discount to market, thus exposing the person acquiring shares to substantial dilution of its holdings.

As at the date hereof, the Board is not aware of any pending or threatened take-over bid for the Company and the New Rights Plan is not being adopted in response to any proposal to acquire control of the Company.

In adopting the New Rights Plan, the Board of Directors considered the existing legislative framework governing take-over bids in Canada. The Canadian Securities Administrators (CSA) adopted amendments to that framework in 2016 that, among other things, lengthen the minimum bid period to 105 days (from the previous 35 days), require that all non-exempt take-over bids meet a minimum tender requirement of more than 50 per cent of the outstanding securities held by shareholders other than the Offeror and its affiliates and those with whom the Offeror is acting jointly or in concert, and require a 10-day extension after the minimum tender requirement is met. A target issuer has the ability to voluntarily reduce the minimum bid period to not less than 35 days and the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the legislative amendments do not apply to exempt take-over bids, there continues to be an important role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Rights plans continue to be adopted to address the following concerns:

•          Protecting against creeping bids (the accumulation of 20 per cent or more of the shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control or effective control through the accumulation of shares over a stock exchange or other published market without paying a control premium, (iii) acquiring up to five per cent of the shares during the course of a take-over bid, or (iv) through other transactions outside of Canada that may not be jurisdictionally subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders, and

•          Preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the New Rights Plan.

As a result, the Board of Directors has determined that it is advisable and in the best interests of the Company and its shareholders that the Company has in place a shareholder rights plan in the form of the New Rights Plan.

In recent years, unsolicited take-over bids have been made for a number of Canadian public companies, many of which had shareholder rights plans. The Board believes this demonstrates that the existence of a shareholder rights plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original offer price. There can be no assurance, however, that the Company’s New Rights Plan would serve to bring about a similar result.

The New Rights Plan does not preclude any shareholder from using the proxy mechanism of the Business Corporations Act (British Columbia), the Company’s governing corporate statute, to promote a change in the management or direction of the Company, and will have no

TELUS 2019 INFORMATION CIRCULAR • 14

ABOUT THE MEETING AND OUR BOARD

effect on the rights of holders of the Company’s shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The New Rights Plan is not expected to interfere with the day-to-day operations of the Company. Neither the existence of the outstanding Rights nor the issuance of additional Rights in the future will in any way alter the financial condition of the Company, impede its business plans or alter its financial statements. In addition, the New Rights Plan is initially not dilutive. However, if a Flip-in Event (described below) occurs and the Rights separate from the shares as described below, reported earnings per share and reported cash flow per share on a fully diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Board review

The Board, as part of its review of the New Rights Plan and analysis of the continuation of a shareholder rights plan for the Company, considered matters including (i) developments in shareholder rights plans and securities legislation since the Current Rights Plan was proposed to shareholders in 2016 (including amendments to the take-over bid regime adopted in 2016), (ii) the terms and conditions of rights plans recently adopted by other Canadian companies, (iii) recent experience involving rights plans in the context of take-over bids, and (iv) the commentary of the investment community on these plans. The Board is satisfied that the New Rights Plan remains consistent with the latest generation of Canadian rights plans.

It is not the intention of the Board, in recommending the ratification of the New Rights Plan to either secure the continuance of the directors or management of the Company or to preclude an acquisition of control of the Company in a transaction that is fair and in the best interests of the shareholders. The rights of shareholders under existing law to seek a change in management of the Company or to influence or promote action of management in a particular manner will not be affected by the New Rights Plan. The New Rights Plan provides that shareholders may tender to take-over bids that meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Board is always bound to consider any take-over bid for the Company and consider whether or not it should waive the application of the New Rights Plan in respect of such bid. In discharging such responsibility, the Board will be obligated to act honestly and in good faith with a view to the best interests of the Company, and the confirmation of the New Rights Plan does not affect the duty of the Board to comply with these obligations.

Summary of the New Rights Plan

The New Rights Plan is available on SEDAR at sedar.com under the Company’s profile and copies are available from TELUS’ Corporate Governance Office, 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The following is a summary of the principal terms of the New Rights Plan; the summary is qualified in its entirety by reference to the terms of the New Rights Plan.

The only substantive differences between the New Rights Plan and the Current Rights Plan are to reflect the above-noted changes to the take-over bid regime by the CSA. In particular, the amendments to the New Rights Plan include:

•          Amending the definition of a Permitted Bid to provide that it must be outstanding for a minimum period of 105 days or such shorter period (determined in accordance with specific provisions of Canadian securities laws) that a take-over bid must remain open for deposits of securities, and

•          Certain additional non-substantive and administrative amendments, including to align the definition of a Competing Permitted Bid (as defined in the New Rights Plan) to the minimum number of days as required under Canadian securities laws.

Effective time and term

Subject to ratification and confirmation by shareholders at the meeting, the New Rights Plan will become effective at the conclusion of the meeting, concurrently with the expiration of the Current Rights Plan (the Effective Time). Subject to ratification and confirmation at the meeting,

TELUS 2019 INFORMATION CIRCULAR • 15

ABOUT THE MEETING AND OUR BOARD

and reconfirmation at the Company’s annual meetings in 2022 and 2025, the New Rights Plan expires upon the conclusion of TELUS’ annual meeting in 2028.

Issue of Rights

One Right will be issued and attached to each share outstanding at the Effective Time (the Record Time) and will attach to each share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the expiration of the New Rights Plan (the Expiration Time).

Rights exercise privilege

The Rights will separate from the shares and will be exercisable 10 trading days (the Separation Time) after a person has acquired, or commences an offer to acquire, 20 per cent or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the New Rights Plan (a Permitted Bid). The acquisition by any person (an Acquiring Person) of more than 20 per cent of the shares, other than by way of a Permitted Bid, is referred to as a Flip-in Event. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of $320 worth of shares for $160 (i.e. at a 50 per cent discount).

Certificates and transferability

Prior to the Separation Time, the Rights will be evidenced by the certificates for shares or by the applicable book entry form registration for the associated shares and will be transferable only together with, and will be transferred by a transfer of, such associated shares issued from and after the Effective Time and will not be transferable separately from such shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the shares.

Permitted Bid requirements

The requirements for a Permitted Bid include the following:

•          The take-over bid must be made to all holders of record of voting shares (i.e. shares and any other shares in the capital of the Company entitled to vote in the election of directors),

•          The take-over bid must contain an irrevocable and unqualified condition that no voting shares will be taken up or paid for:

•          Prior to the close of business on a date that is not less than 105 days following the date of the bid, or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids (NI 62-104) for which a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104, and

•          Unless, at the close of business on the date voting shares are first taken up or paid for under such bid, more than 50 per cent of the then outstanding voting shares held by Independent Shareholders shall have been tendered or deposited pursuant to the bid and not withdrawn,

•          Unless the take-over bid is withdrawn, shares may be tendered or deposited at any time during the period in which the take-over bid must remain open in accordance with the requirements of NI 62-104, and any shares tendered or deposited pursuant to the take-over bid may be withdrawn until taken up and paid for (subject to certain exceptions in the case of a partial take-over bid in accordance with the requirements of NI 62-104), and

•          If a majority of the outstanding voting shares held by Independent Shareholders have been tendered or deposited and not withdrawn as described above, the offeror must make a public announcement of that fact and the take-over bid must be extended for a period of not less than 10 days from the date of such public announcement.

TELUS 2019 INFORMATION CIRCULAR • 16

ABOUT THE MEETING AND OUR BOARD

The New Rights Plan allows for a competing Permitted Bid (a Competing Permitted Bid) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid, except that the minimum deposit period may be shorter as prescribed by NI 62-104.

Waiver and redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the New Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of voting shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of voting shares. The Board may also waive the New Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to 20 per cent or less of the outstanding voting shares within 14 days or such other period as may be specified by the Board. With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemptions for investment advisors

Investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacity as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees, and Crown agents or agencies acquiring greater than 20 per cent of the shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Amendment

The Board may amend the New Rights Plan with the approval of a majority of the votes cast by shareholders (or the holders of Rights if the

Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the New Rights Plan to maintain its validity due to changes in applicable legislation.

Voting requirements

In order to be effective, the resolution to be voted on will require the approval of a majority of votes by Independent Shareholders (as defined in the New Rights Plan). The text of the proposed resolution is as follows:

“BE IT RESOLVED THAT:

1.    The New Rights Plan, as set forth in the Rights Plan Agreement dated March 13, 2019, between the Company and Computershare Trust Company of Canada, and the issuance of all Rights issued pursuant to such New Rights Plan, is hereby ratified, confirmed and approved, and

2.    Any one of the officers or directors of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement the foregoing resolutions and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action.”

Management and the Board recommend that shareholders vote FOR the ordinary resolution set forth above. The management proxyholders intend to vote FOR this motion except in relation to shares held by a shareholder who instructs otherwise.

Unless the New Rights Plan is approved by a majority of the votes cast at the meeting by shareholders voting in person or by proxy, it will not come into effect.

TELUS 2019 INFORMATION CIRCULAR • 17

ABOUT THE MEETING AND OUR BOARD

6 Approval of TELUS’ Restricted Share Unit Plan

At the meeting, shareholders will be asked to approve TELUS’ Restricted Share Unit Plan (RSU Plan), a long-term incentive plan that awards restricted share units (RSUs) that are pegged to the value of the Company’s shares. The purpose of the RSU Plan is to align the interests of management with those of shareholders by providing incentive compensation based on the value of the shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

TELUS established the RSU Plan in 2003 and RSUs have formed part of TELUS’ long-term incentive program for executive officers since then. A summary of the terms of the RSU Plan is set out on page 113 and a copy of the full text of the RSU Plan was filed on SEDAR on the same date as this information circular.

Historically, payments under the RSU Plan have been in cash or, at the election of the participant, in shares purchased in the market. On February 13, 2019, the Board amended the RSU Plan to provide the Human Resources and Compensation Committee (Compensation Committee) of the Board with the right to elect to pay benefits under the RSU Plan in the form of newly issued shares. In connection with such amendment, the RSU Plan was also amended to provide that:

•          A maximum number of 10,000,000 shares is reserved for issuance under the RSU Plan, representing approximately 1.67 per cent of the number of outstanding shares

•          The total number of shares issued to insiders within any one-year period, under the RSU Plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares

•          The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares, and

•          Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change that would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the RSU Plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of RSUs other than by will or applicable laws and any amendment to the amendment procedure provision of the plan.

Except as provided above, the Board, subject to any required regulatory approval, has the power to amend or discontinue the RSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any RSU, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the RSU Plan.

The TSX requires approval of the RSU Plan in order to provide the Compensation Committee of the Board with the right to elect to pay benefits under the RSU Plan in the form of newly issued shares, failing which TELUS will continue to grant awards under the RSU Plan but the amendments described above will not become effective and no shares will be issuable under the RSU Plan. We are, therefore, asking shareholders to vote on the following resolution at the meeting:

“Resolved that the Restricted Share Unit Plan, and the shares issuable from treasury thereunder, be approved.”

The management proxyholders intend to vote FOR approval of the RSU Plan, except in relation to shares held by a shareholder who instructs otherwise.

If the amendments to the RSU Plan are approved by shareholders, the new plan terms will only apply to grants of RSUs after the date of shareholder approval. All existing grants will continue to be settled under terms of the RSU Plan at the time of the grant and be settled in cash, or at the election of the participant, in shares purchased in the market.

The Board recommends you vote FOR the RSU plan.

TELUS 2019 INFORMATION CIRCULAR • 18

ABOUT THE MEETING AND OUR BOARD

7 Approval of TELUS’ Performance Share Unit Plan

At the meeting, shareholders will be asked to approve TELUS’ Performance Share Unit Plan (PSU Plan), a medium-term incentive plan that awards executive performance share units (EPSUs) and management performance share units (MPSUs) that are pegged to the value of the Company’s shares. The purpose of the PSU Plan is to link a portion of the at-risk compensation of recipients to the share price and to promote retention. This strategy provides an opportunity for participants to acquire, through EPSUs and MPSUs, an increased ownership interest in the Company.

TELUS established the PSU Plan in 2002 for Executive Leadership Team (ELT) members and EPSUs have formed part of TELUS’ long-term incentive program for ELT members since then. The PSU Plan was extended to designated senior management team members starting in 2011. A summary of the terms of the PSU Plan is set out on page 112 and a copy of the full text of the PSU Plan was filed on SEDAR on the same date as this information circular.

Historically, payments under the PSU Plan have been in cash or, at the election of the participant, in shares purchased in the market. On February 13, 2019, the Board amended the PSU Plan to provide the Compensation Committee of the Board with the right to elect to pay benefits under the PSU Plan in the form of newly issued shares. In connection with such amendment, the PSU Plan was also amended to provide that:

•          A maximum number of 2,400,000 shares is reserved for issuance under the PSU Plan, representing approximately 0.40 per cent of the number of outstanding shares

•          The total number of shares issued to insiders within any one-year period, under the PSU Plan and all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares

•          The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares, and

•          Shareholder approval is required for any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any change which would permit members of the Board who are not employees of the Company or a subsidiary to be granted awards under the PSU Plan, any material expansion of the type of awards available under the plan, any amendment to permit any transfer of EPSUs or MPSUs other than by will or applicable laws and any amendment to the amendment procedure provision of the plan.

Except as provided above, the Board, subject to any required regulatory approval, has the power to amend or discontinue the PSU Plan at any time and the Board may, without shareholder approval, amend the vesting of any EPSUs and MPSUs, make any amendments required for favourable treatment under applicable tax laws, and make any non-material amendments to the PSU Plan.

The TSX requires approval of the PSU Plan in order to provide the Compensation Committee of the Board with the right to elect to pay benefits under the PSU Plan in the form of newly issued shares, failing which TELUS will continue to grant awards under the PSU Plan but the amendments described above will not become effective and no shares will be issuable under the PSU Plan. We are, therefore, asking shareholders to vote on the following resolution at the meeting:

“Resolved that the Performance Share Unit Plan, and the shares issuable from treasury thereunder, be approved.”

The management proxyholders intend to vote FOR approval of the PSU Plan, except in relation to shares held by a shareholder who instructs otherwise.

If the amendments to the PSU Plan are approved by shareholders, the new plan terms will only apply to grants of PSUs after the date of shareholder approval. All existing grants will continue to be settled under terms of the PSU Plan at the time of the grant and be settled in cash, or at the election of the participant, in shares purchased in the market.

The Board recommends you vote FOR the PSU plan.

TELUS 2019 INFORMATION CIRCULAR • 19

ABOUT THE MEETING AND OUR BOARD

About the nominated directors

Independence

At the meeting, there are 13 directors proposed for election to the Board. In accordance with our independence criteria (as detailed on page 39), 12 of our 13 directors are independent. We believe that an independent board is an important governance practice that helps ensure that the Board is operating independently of management and providing oversight and making decisions in the best interests of the Company and the shareholders. Darren Entwistle is not independent, as he is also the Company’s President and Chief Executive Officer.

12 of 13 directors are independent.

Diversity of background

We are committed to diversity at TELUS and, in 2013, adopted a written Board diversity policy. The policy provides that the Corporate Governance Committee will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Corporate Governance Committee takes into account diversity considerations, such as gender, age and ethnicity, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. We also try to balance geographic representation to ensure we have sufficient representation across Canada. As well, we aim to have a combination of longer-serving and newer directors to give us the appropriate mix of experience and fresh perspective.

In support of our Board diversity policy, we have set objectives to have diversity represented by not less than 30 per cent of our Board’s independent members, and a minimum representation of 30 per cent of each gender. We have exceeded both of these objectives with 50 per cent (six nominees) of our independent directors up for nomination at this meeting representing this diversity and 42 per cent (five nominees) being women.

When taking our full Board into consideration, including Darren, the following charts provide information relating to the gender, age, geographic representation and tenure of our Board.

TELUS 2019 INFORMATION CIRCULAR • 20

ABOUT THE MEETING AND OUR BOARD

Diversity of skills

Key skills and experience
Senior executive/strategic leadership	13
Risk management	8
Governance	8
Executive compensation/human resources (HR)	6
Government/regulatory affairs	4
Finance and accounting	5
Technology knowledge and/or industry knowledge	4
Retail/customer experience	4

Director profiles

The following section provides detailed information on each person nominated for election as director. See page 43 for definitions of each area of expertise.

We determined the total market value of securities held in 2018 by multiplying the number of shares or deferred share units (DSUs) held by a director by $45.25, which was the closing share price on the TSX on December 31, 2018. For 2017, we multiplied the number of shares or DSUs held by a director by $47.62, which was the closing share price on the TSX on December 29, 2017 (the last trading day before December 31, 2017). DSUs are granted under the Directors Deferred Share Unit Plan (see page 111 for plan details).

The share ownership target was $660,000 for non-management directors in 2017 and $690,000 in 2018. For Dick Auchinleck, the share ownership target in his capacity as Chair of the Board was $2,500,000 in 2017 and $2,550,000 in 2018.

TELUS 2019 INFORMATION CIRCULAR • 21

ABOUT THE MEETING AND OUR BOARD

R.H. (Dick) Auchinleck (Chair)

Victoria, British Columbia, Canada

Age: 67

Director since: 2003

Independent

TELUS Committees:

Not applicable[1]

Areas of expertise:

• Senior executive/strategic leadership

• Risk management

• Governance

• Executive compensation/HR

Total compensation for 2018: $518,941

Dick Auchinleck is a corporate director and Chair of the Board of TELUS Corporation. He was Lead Director of TELUS from May 2014 to August 2015 and also served as the Lead Director of ConocoPhillips, an oil and gas company, from 2007 to 2018. Dick was employed by Gulf Canada Resources Limited for 25 years, retiring in 2001 as President and Chief Executive Officer after the sale of the company to Conoco Inc. Dick has a Bachelor of Applied Science (Chemical Engineering) from the University of British Columbia. He is a member of the Association of Professional Engineers and Geoscientists of Alberta and the National Association of Corporate Directors.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%

Current public board directorships	Past public board directorships
None	(2013 to 2018)
ConocoPhillips
Enbridge Income Fund Holdings Inc.

Voting results of 2018 annual meeting

	Votes	Votes	Total votes
	for	withheld	cast
Number of votes	328,666,122	5,106,098	333,772,220
Percentage of votes	98.47%	1.53%	100%

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	23,948	20,616
DSUs	186,832	172,149
Total market value of securities	$9,537,795	$9,179,469
Meets share ownership target	Yes (3.7x)	Yes (3.7x)

1        Dick is not a member of any Board committee, but regularly attends committee meetings.

Raymond T. Chan

Calgary, Alberta, Canada

Age: 63

Director since: 2013

Independent

TELUS Committees:

• Pension

• Human Resources and Compensation

Areas of expertise:

• Senior executive/strategic leadership

• Risk management

• Executive compensation/HR

• Finance and accounting

Total compensation for 2018: $233,474

Ray Chan is a corporate director and served as the Lead Independent Director of Baytex Energy Corp. in Alberta from August 2018 to March 2019. He has held senior executive positions in Canada’s oil and gas industry since 1982. Ray was Chief Financial Officer of Baytex from 1998 to 2003 and Chief Executive Officer from 2003 to 2008. In 2009, he assumed the role of Executive Chair. In 2014, he became Chair of Baytex in a non-executive capacity , and in 2018, he became the Lead Independent Director. Ray also serves as a director of TORC Oil & Gas Ltd. and has served on the boards of the TMX Group and the Alberta Children’s Hospital Foundation. Ray holds a Bachelor of Commerce from the University of Saskatchewan and is a Chartered Professional Accountant.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Pension	4/4	100%
Human Resources and Compensation	4/4	100%

Current public board directorships	Past public board directorships
Baytex Energy Corp.	(2013 to 2018)
TORC Oil & Gas Ltd.	None

Voting results of 2018 annual meeting

	Votes	Votes	Total votes
	for	withheld	cast
Number of votes	332,174,611	1,597,509	333,772,120
Percentage of votes	99.52%	0.48%	100%

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	20,000	20,000
DSUs	20,701	16,802
Total market value of securities	$1,841,720	$1,752,511
Meets share ownership target	Yes (2.7x)	Yes (2.7x)

TELUS 2019 INFORMATION CIRCULAR • 22

ABOUT THE MEETING AND OUR BOARD

Stockwell Day

Vancouver, British Columbia, Canada

Age: 68

Director since: 2011

Independent

TELUS Committees:

• Pension (Chair)

• Human Resources and Compensation

Areas of expertise:

• Senior executive/strategic leadership

• Risk management

• Governance

• Government/regulatory affairs

Total compensation for 2018: $259,200

Stockwell Day operates a consulting business called Stockwell Day Connex and is a senior strategic advisor to McMillan LLP. He served at the provincial and federal levels of government for over 25 years. From 2000 to 2011, Stockwell served as a Member of Parliament with the federal government, holding various positions including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, senior Minister responsible for British Columbia and President of the Treasury Board. From 1986 to 2000, Stockwell served with the Alberta government in a variety of roles, including Minister of Labour, Minister of Social Services, Provincial Treasurer and Minister of Finance. He serves as a director on the board of Baylin Technologies. Stockwell attended the University of Victoria and has Honorary Doctorates from the University of St. Petersburg, Russia and Trinity Western University. He is a Distinguished Fellow of the Asia Pacific Foundation of Canada and a Certified Member of the Institute of Corporate Directors. In 2018, he received the lifetime achievement award from the Canada China Business Council.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Pension	4/4	100%
Human Resources and Compensation	4/4	100%

Current public board directorships	Past public board directorships
Baylin Technologies Inc.	(2013 to 2018)
Cona Resources Ltd.
WesternOne Inc.

Voting results of 2018 annual meeting

	Votes	Votes	Total votes
	for	withheld	cast
Number of votes	331,475,162	2,297,158	333,772,320
Percentage of votes	99.31%	0.69%	100%

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	7,742	6,567
DSUs	32,683	28,054
Total market value of securities	$1,829,231	$1,648,652
Meets share ownership target	Yes (2.7x)	Yes (2.5x)

Lisa de Wilde

Toronto, Ontario, Canada

Age: 62

Director since: 2015

Independent

TELUS Committees:

• Corporate Governance

• Pension

Areas of expertise:

• Senior executive/strategic leadership

• Governance

• Technology and/or industry knowledge

• Government/regulatory affairs

Total compensation for 2018: $238,650

Lisa de Wilde is Chief Executive Officer of the Ontario Educational Communications Authority (TVO), a position she has held since 2005. Prior to joining TVO, Lisa was President and CEO of Astral Television Networks. She currently serves on the Board of Toronto Global and is a member of the advisory board of the University of Toronto’s Mowat Centre for Policy Innovation. She holds a Bachelor of Arts (Honours) and a Bachelor of Laws from McGill University. Lisa holds Honorary Doctorates of Laws from Brandon University and Ryerson University. In 2015, she became a Member of the Order of Canada. In 2009, Lisa was recognized with the Women’s Executive Network Canada’s Most Powerful Women Top 100 award, and in 2013, was awarded the Queen Elizabeth II Diamond Jubilee Medal.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Corporate Governance	4/4	100%
Pension	4/4	100%

Current public board directorships	Past public board directorships
None	(2013 to 2018)
EnerCare Inc.

Voting results of 2018 annual meeting

	Votes	Votes	Total votes
	for	withheld	cast
Number of votes	333,060,258	712,359	333,772,617
Percentage of votes	99.79%	0.21%	100%

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	–	–
DSUs	18,095	14,311
Total market value of securities	$818,799	$681,490
Meets share ownership target	Yes (1.2x)	Yes (1.0x)

TELUS 2019 INFORMATION CIRCULAR • 23

ABOUT THE MEETING AND OUR BOARD

Darren Entwistle

Vancouver, British Columbia, Canada

Age: 56

Director since: 2000

Not independent

TELUS Committees:

Not eligible[1]

Areas of expertise:

• Senior executive/strategic leadership

• Technology and/or industry knowledge

• Governance

• Retail/customer experience

No compensation received for services as director

Darren Entwistle joined TELUS in 2000 as President and CEO.2 As the longest-serving CEO among global incumbent telecom companies, Darren has guided TELUS’ evolution from a regional telephone company into a global data and wireless leader with a track record of driving world-leading results for its customers, shareholders and communities. Notably, Darren has entrenched a customers first focus across the organization, which has contributed to consistently leading customer loyalty rates. His commitment to championing TELUS’ social purpose led to TELUS being recognized as the most philanthropic company in the world. Darren holds a Bachelor of Economics (Honours) from Concordia University in Montreal, an MBA (Finance) from McGill University and a Diploma in Network Engineering from the University

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%

Current public board directorships	Past directorships (2013 to 2018)
None	George Weston Limited

Voting results of 2018 annual meeting

	Votes	Votes	Total votes
	for	withheld	cast
Number of votes	333,086,915	685,768	333,772,683
Percentage of votes	99.79%	0.21%	100%

See pages 95, 96 and 98 for details on securities held and compensation received for 2018 as President and CEO.

1       Darren is not a member of any Board committee, but regularly attends committee meetings.

2       Darren served as Executive Chair of the Company from May 2014 until August 2015, when he resumed his role as President and CEO.

of Toronto. He is also an Honorary Fellow of the Royal Conservatory, has Honorary Doctorates of Laws from McGill University, Concordia University, the University of Alberta and the University of Victoria, and has an Honorary Degree in Business Administration from the Northern Alberta Institute of Technology. In 2018, Darren became a Member of the Order of Canada.

Mary Jo Haddad

Oakville, Ontario, Canada

Age: 63

Director since: 2014

Independent

TELUS Committees:

• Human Resources and Compensation (Chair)

Areas of expertise:

• Senior executive/strategic leadership

• Risk management

• Governance

• Executive compensation/HR

Total compensation for 2018: $267,544

Mary Jo Haddad is the founder and president of MJH & Associates, which provides strategic leadership and healthcare advisory services. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she held since 2004. Prior to that, she held several leadership positions at SickKids, including Executive Vice-President and Chief Operating Officer, and Chief Nurse Executive. Mary Jo has a Bachelor of Science (Honours) from the University of Windsor and holds a Master of Health Science from the University of Toronto and Honorary Doctorates of Laws from the University of Windsor, Ryerson University and the University of Ontario Institute of Technology. In 2011, Mary Jo was named one of Canada’s inaugural Top 25 Women of Influence in Health Sciences and was inducted into Canada’s Most Powerful Women Top 100 Hall of Fame by the Women’s Executive Network. In 2012, she received the Queen Elizabeth II Diamond

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Human Resources and Compensation	4/4	100%

Current public board directorships	Past public board directorships
Toronto-Dominion Bank	(2013 to 2018)
None

Voting results of 2018 annual meeting

	Votes	Votes	Total votes
	for	withheld	cast
Number of votes	330,859,105	2,913,512	333,772,617
Percentage of votes	99.13%	0.87%	100%

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	–	–
DSUs	27,441	21,736
Total market value of securities	$1,241,705	$1,035,068
Meets share ownership target	Yes (1.8x)	Yes (1.6x)

Jubilee Medal. She is a Member of the Order of Canada and a recipient of the Ontario Premier’s Award for Outstanding Achievement. She was appointed Chancellor of the University of Windsor (for May 2019).

TELUS 2019 INFORMATION CIRCULAR • 24

ABOUT THE MEETING AND OUR BOARD

Kathy Kinloch

Vancouver, British Columbia, Canada

Age: 67

Director since: 2017

Independent

TELUS Committees:

• Corporate Governance[2]

• Human Resources and Compensation[2]

Areas of expertise:

• Senior executive/strategic leadership

• Governance

• Government/regulatory affairs

• Technology and/or industry knowledge

Total compensation for 2018: $235,788

Kathy Kinloch has served as the President of the British Columbia Institute of Technology (BCIT) since January 2014. From 2010 to 2013, she was President of Vancouver Community College, and from 2007 to 2010, she served as the Dean of Health Sciences at BCIT. Kathy was a Senior Advisor to the Ministry of Health for the B.C. government from 2006 to 2007, the Chief Operating Officer of the Fraser Health Authority from 2002 to 2006, and a Vice-President at Surrey Memorial Hospital from 1981 to 2002. Kathy holds a Bachelor of Science in Nursing from the University of Alberta, a Master of Arts in Leadership from Royal Roads University and an Honorary Doctorate of Laws from Royal Roads University. She is a recipient of numerous awards and recognition, including the Woman of Distinction award from YWCA Metro Vancouver, the 50 Most Influential Women in British Columbia and Most Influential Women in Business award from BC Business Magazine, and the Top 50 Power list from Vancouver Magazine. In 2018, Kathy was inducted into the Women’s Executive Network Canada (WXN) Top 100 Most Powerful Women Hall of Fame, after being a recipient of the award multiple times.

Board and committee attendance record

	Attendance	Overall
Board	4/6[1]	67%
Audit	2/2[2]	100%
Corporate Governance	0/2[1]	0%
Human Resources and Compensation	0/2[1]	0%

Current public board directorships	Past public board directorships
None	(2013 to 2018)
None

Voting results of 2018 annual meeting

	Votes	Votes	Total votes
	for	withheld	cast
Number of votes	333,199,744	572,873	333,772,617
Percentage of votes	99.83%	0.17%	100%

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	110	110
DSUs	9,525	4,228
Total market value of securities	$435,984	$206,576
Meets share ownership target	No (0.6x)[3]	No (0.3x)[3]

1        Due to extenuating personal circumstances, Kathy was unable to attend the August and November Board and committee meetings in 2018. Her absence was approved by the Chair.

2        Kathy was a member of the Audit Committee until May 10, 2018, when she joined the Corporate Governance Committee and the Human Resources and Compensation Committee.

3        Kathy has until May 11, 2022 to reach the target.

Christine Magee

Toronto, Ontario, Canada

Age: 59

Director since: 2018

Independent

TELUS Committees:

• Audit[1]

Areas of expertise:

• Senior executive/strategic leadership

• Governance

• Finance and accounting

• Retail/customer experience

Total compensation for 2018: $147,165

Christine Magee is the Co-Founder and Co-Chair of Sleep Country Canada, a company she co-founded in 1994. From 1982 to 1994, Christine held positions at the National Bank of Canada and Continental Bank of Canada. She also serves as a director on Metro Inc., Woodbine Entertainment Group, Trillium Health Partners and Plan International Canada, and is Chair of the Advisory Committee of the Talent Fund. Christine earned an Honours Degree in Business and Administration from the University of Western Ontario and holds an Honorary Doctorate from Ryerson University. She is a recipient of the Excellence Canada Special Recognition of Achievement Award, Possibility Thinker Award, Toastmasters International Communication and Leadership Award, and was inducted into the WXN’s Top 100 Most Powerful Women Hall of Fame in 2013 after being a recipient of this award multiple times. In 2015, she became a Member of the Order of Canada.

Board and committee attendance record

	Attendance	Overall
Board	3/3[1]	100%
Audit	2/2[1]	100%

Current public board directorships	Past public board directorships
Sleep Country Canada Holdings Inc.	(2013 to 2018)
Metro Inc.	Sirius XM Canada Holdings Inc.

Voting results of 2018 annual meeting
N/A

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	–	N/A
DSUs	3,162	N/A
Total market value of securities	$143,081	N/A
Meets share ownership target	No (0.2x)[2]	N/A

1         Christine joined the Board and the Audit Committee on August 2, 2018.

2         Christine has until August 2, 2023 to reach the target.

TELUS 2019 INFORMATION CIRCULAR • 25

ABOUT THE MEETING AND OUR BOARD

John Manley

Ottawa, Ontario, Canada

Age: 69

Director since: 2012

Independent

TELUS Committees:

• Corporate Governance (Chair)

• Pension

Areas of expertise:

• Senior executive/strategic leadership

• Risk management

• Governance

• Government/regulatory affairs

Total compensation for 2018: $251,671

John Manley is a corporate director. He was the President and Chief Executive Officer of the Business Council of Canada from 2010 to 2018. From 2004 to 2009, he served as counsel to McCarthy Tétrault LLP, a national law firm. Prior to that, John had a 16-year career in politics, serving as Deputy Prime Minister of Canada and Minister in the portfolios of Industry, Foreign Affairs and Finance. John obtained a Bachelor of Arts from Carleton University and a Juris Doctorate from the University of Ottawa. He is certified as a Chartered Director by McMaster University and holds Honorary Doctorates from the University of Ottawa, Carleton University, the University of Toronto, Western University, the University of Windsor and York University. He is an Officer of the Order of Canada.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Corporate Governance	4/4	100%
Pension	4/4	100%

Current public board directorships	Past public board directorships
CIBC (Chair)	(2013 to 2018)
CAE Inc. (Chair)	Canadian Pacific Railway Limited

Voting results of 2018 annual meeting

	Votes	Votes	Total votes
	for	withheld	cast
Number of votes	331,741,739	2,053,952	333,795,691
Percentage of votes	99.38%	0.62%	100%

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	1,300	1,300
DSUs	42,006	34,902
Total market value of securities	$1,959,597	$1,723,939
Meets share ownership target	Yes (2.8x)	Yes (2.6x)

Claude Mongeau

Montreal, Quebec, Canada

Age: 57

Director since: 2017

Independent

Audit Committee Financial Expert

TELUS Committees:

• Audit

• Corporate Governance[1]

Areas of expertise:

• Senior executive/strategic leadership

• Risk management

• Executive compensation/HR

• Finance and accounting

Total compensation for 2018: $237,131

Claude Mongeau is a corporate director. He served as President and Chief Executive Officer of Canadian National Railway Company (CN) from 2010 to 2016. During his 22-year career at CN, he also served as Executive Vice-President and Chief Financial Officer from 2000 to 2009, Senior Vice-President and Chief Financial Officer from 1999 to 2000, Vice-President, Strategic and Financial Planning from 1995 to 1999, and Assistant Vice-President, Corporate Development from 1994 to 1995. Claude holds a Bachelor of Arts (Psychology) from the University of Quebec and an MBA from McGill University.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Audit	4/4	100%
Corporate Governance	2/2[1]	100%

Current public board directorships	Past public board directorships
Cenovus Energy Inc.	(2013 to 2018)
Toronto-Dominion Bank	Canadian National Railway Company
SNC-Lavalin Group Inc.

Voting results of 2018 annual meeting

	Votes	Votes	Total votes
	for	withheld	cast
Number of votes	333,167,857	627,342	333,795,199
Percentage of votes	99.81%	0.19%	100%

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	67,550	67,550
DSUs	9,557	4,196
Total market value of securities	$3,489,092	$3,416,545
Meets share ownership target	Yes (5.1x)	Yes (5.2x)

1        Claude joined the Corporate Governance Committee on May 10, 2018.

TELUS 2019 INFORMATION CIRCULAR • 26

ABOUT THE MEETING AND OUR BOARD

David Mowat

Edmonton, Alberta, Canada

Age: 63

Director since: 2016

Independent

Audit Committee Financial Expert

TELUS Committees:

• Audit (Chair)

Areas of expertise:

• Senior executive/strategic leadership

• Risk management

• Finance and accounting

• Retail/customer experience

Total compensation for 2018: $265,000

David Mowat is a corporate director. He was President and CEO of ATB Financial from June 2007 to June 2018. Prior to that, he was the CEO of Vancouver City Savings Credit Union from 2000 until 2007. In 2015, he was named Chair of the Alberta Royalty Review panel. David holds a Bachelor of Commerce from the University of British Columbia. In 2015, he received an Honorary Bachelor of Business Administration from the Southern Alberta Institute of Technology and in 2017 he received an Honorary Doctorate of Laws from the University of Alberta. In 2014, David was selected by Alberta Venture Magazine as Alberta’s Business Person of the Year.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Audit	4/4	100%
Human Resources and Compensation	2/2[1]	100%

Current public board directorships	Past public board directorships
None	(2013 to 2018)
None

Voting results of 2018 annual meeting

	Votes	Votes	Total votes
	for	withheld	cast
Number of votes	315,197,678	523,666	315,721,344
Percentage of votes	99.83%	0.17%	100%

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	5,959	5,615
DSUs	13,917	9,884
Total market value of securities	$899,389	$738,062
Meets share ownership target	Yes (1.3x)	Yes (1.1x)

1        David was a member of the Human Resources and Compensation Committee until May 10, 2018 when he became Chair of the Audit Committee and stepped down from all other committees.

Marc Parent

Montreal, Quebec, Canada

Age: 58

Director since: 2017

Independent

TELUS Committees:

• Human Resources and Compensation[1]

• Pension[1]

Areas of expertise:

• Senior executive/strategic leadership

• Risk management

• Executive compensation/HR

• Technology and/or industry knowledge

Total compensation for 2018: $240,238

Marc Parent is the President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. He has over 30 years of experience in the aerospace industry, having previously held positions with Canadair and Bombardier Aerospace in Canada and the United States. He currently sits on the boards of the Business Council of Canada and the Aerospace Industries Association of Canada (AIAC). Marc earned a degree in engineering from École Polytechnique de Montréal and is a graduate of the Harvard Business School Advanced Management Program. He was honoured in 1999 as one of Canada’s Top 40 under 40 leaders, and holds an Honorary Doctorate from École Polytechnique de Montréal. In February 2011, Marc was named Canadian Defence Review’s first ever Defence Executive of the Year. In 2016, he was awarded the Prix Mérite 2016 of the Association of Polytechnique de Montréal Graduates. In 2018, Marc was nominated as CEO of the year by Les Affaires newspaper in Montreal.

Board and committee attendance record

	Attendance	Overall
Board	6/6	100%
Audit	3/3[1]	100%
Human Resources and Compensation	1/1[1]	100%
Pension	1/1[1]	100%

Current public board directorships	Past public board directorships
CAE Inc.	(2013 to 2018)
None

Voting results of 2018 annual meeting

	Votes	Votes	Total votes
	for	withheld	cast
Number of votes	332,868,574	926,425	333,794,999
Percentage of votes	99.72%	0.28%	100%

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	–	–
DSUs	6,830	1,553
Total market value of securities	$309,058	$73,954
Meets share ownership target	No (0.4x)[2]	No (0.1x)[2]

1        Marc was a member of the Audit Committee until November 6, 2018, when he joined the Human Resources and Compensation Committee and the Pension Committee.

2        Marc has until November 7, 2022 to reach the target.

TELUS 2019 INFORMATION CIRCULAR • 27

ABOUT THE MEETING AND OUR BOARD

Denise Pickett

Toronto, Ontario, Canada

Age: 53

Director since: 2018

Independent

TELUS Committees:

• Audit

Areas of expertise:

• Senior executive/strategic leadership

• Executive compensation/HR

• Finance and accounting

• Retail/customer experience

Total compensation for 2018: $88,644

Denise Pickett is the Chief Risk Officer and President, Global Risk, Banking and Compliance, American Express, a position she has held since February 2018. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and CEO of Amex Bank of Canada. Denise subsequently relocated to the United States where most recently she served as the President of American Express OPEN, the small business division, and then as the President of U.S. Consumer Services. She was also a member of the board of directors of the Hudson’s Bay Company (2012 to 2018) and serves as Vice Chair on the board of directors of the United Way of New York City. Denise holds an MBA (Marketing) from the Schulich School

Board and committee attendance record

	Attendance	Overall
Board	2/2[1]	100%
Audit	1/1[1]	100%

Current public board directorships	Past public board directorships
None	(2013 to 2018)
Hudson’s Bay Company

Voting results of 2018 annual meeting
N/A

Securities held and total market value as at December 31, 2017 and 2018

	2018	2017
Shares	–	N/A
DSUs	1,930	N/A
Total market value of securities	$87,333	N/A
Meets share ownership target	No (0.1x)[2]	N/A

1        Denise joined the Board and the Audit Committee on November 1, 2018.

2        Denise has until November 1, 2023 to reach the target.

of Business at York University and earned her Bachelor of Human Biology and Physiology (Honours) from the University of Toronto. She was named to Payment Source’s Most Influential Women in Payments in 2018.

Information about our directors not standing for re-election

As noted on page 11, Bill MacKinnon and Sabi Marwah are retiring from the Board in May 2019. As of December 31, 2018, Bill had an attendance record of 90 per cent and Sabi had a record of 100 per cent. Bill was a member of the Audit Committee and Sabi was a member of both the Audit and Corporate Governance Committees.

Additional disclosure related to directors

Cease trade orders, bankruptcies, penalties or sanctions

Except as noted, TELUS is not aware of any proposed director of TELUS who had been a director or executive officer of any issuer within the 10 years ended March 13, 2019, which, while that person was acting in that capacity or within a year of ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

•          John Manley and Claude Mongeau were directors of Nortel Networks Corporation and Nortel Networks Limited (together, the Nortel Companies) when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the Companies’ Creditors Arrangement Act in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the U.S. Bankruptcy Code, and certain European, Middle Eastern and African subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing. John and Claude resigned as directors of the Nortel Companies on August 10, 2009.

TELUS is not aware of any proposed director of TELUS who had been a director, chief executive officer or chief financial officer of any issuer within the 10 years ended March 13, 2019, which was subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) that was issued while the director was acting in such capacity, or that was issued after the director ceased to be acting in such capacity and which resulted from an event that occurred while the director was acting in such capacity.

TELUS 2019 INFORMATION CIRCULAR • 28

ABOUT THE MEETING AND OUR BOARD

Director compensation

Principles

Our Corporate Governance Committee is responsible for reviewing directors’ compensation and recommending changes to the Board as appropriate. In determining the appropriate level and mix in directors’ compensation, the Committee is guided by the following compensation principles:

•        We target cash compensation for directors at the 50th percentile and total compensation at the 65th percentile of the selected comparator group

•        A flat fee structure aligns with the changing role of directors and the continuous nature of their contributions

•        Equity is an important element of compensation to emphasize alignment with the interests of shareholders

•        Equity pay is determined by reference to a specified value rather than a specified number of DSUs to better reflect market value at the time of grant

•        The level of compensation must be sufficient to attract and retain highly qualified directors with an appropriate mix of skills, expertise and experience

•        Compensation is reviewed each year to ensure that it remains appropriate, is aligned with the market and is reflective of the risks and responsibilities of being an effective director.

Compensation is reviewed each year to ensure that it remains appropriate, aligned with the market and is reflective of the risks and responsibilities of being an effective director.

Benchmarking

In conducting its annual benchmarking of compensation, the Corporate Governance Committee relates the mix and level of compensation for TELUS directors to the mix and level for directors of a comparator group consisting of Canadian public companies in similar industries, as well as other Canadian public companies of comparable complexity, governance and size in different industries. In selecting the comparator group, the Committee also takes into account the composition of the comparator group selected for benchmarking executive compensation. The Committee engages an external consultant to assist in the selection of an appropriate comparator group and to collect market data on director compensation. Meridian Compensation Partners LLC (Meridian) was the consultant engaged to benchmark 2018 director compensation. See page 70 for more information about Meridian and the services it provides. After reviewing market data and applying the compensation principles adopted by the Company, the Committee makes its recommendations to the Board for director compensation for the following year.

The comparator group selected to benchmark 2018 director compensation is listed in the following table . It is the same group that was used in 2017, except that Agrium Inc. and Potash Corp. have been replaced with Nutrien Ltd., the new entity created from the merger of Agrium and Potash. The comparator group was selected by screening for companies with revenue and market capitalization in an approximate range of one-third to three times TELUS’ trailing 12-month revenue and market capitalization. The 2018 director comparator group is identical to the comparator group used to benchmark 2018 executive compensation, except that the director comparator group also includes three additional companies. This is recommended by Meridian and considered appropriate by the Corporate Governance Committee, as TELUS regularly competes with these companies to attract candidates for the Board.

TELUS 2019 INFORMATION CIRCULAR • 29

ABOUT THE MEETING AND OUR BOARD

Comparator group for benchmarking 2018 director compensation
BCE Inc. (telecommunications services and media)	Nutrien Ltd. (fertilizers and agricultural chemicals)
Canadian Imperial Bank of Commerce (diversified banks)	Quebecor Inc. (telecommunications services and media)
Canadian National Railway Company (railroads)	Rogers Communications Inc. (telecommunications services and media)
Canadian Tire Corporation, Limited (general merchandise)	Shaw Communications Inc. (telecommunications services)
Cenovus Energy Inc. (integrated oil and gas)	SNC-Lavalin Inc. (construction and engineering)
CGI Group Inc. (IT consulting and systems integration)	Suncor Energy Inc. (integrated oil and gas)
Enbridge Inc. (oil and gas storage and transportation)	Teck Resources Limited (diversified metals and mining)
Encana Corporation (oil and gas exploration and production)	Thomson Reuters Corp. (publishing)
Finning International Inc. (trading companies and distributors)	Toronto-Dominion Bank (diversified banks)
Loblaw Companies Limited (food retail)	TransCanada Corporation (oil and gas storage and transportation)

Components of compensation

In 2014, the Board approved a tiered flat fee structure for our non-management directors. The Board believes that a flat fee structure is better aligned with the changing role of directors and is more reflective of the continuous nature of their contributions throughout the year (rather than a fee structure based on attendance at meetings). Directors often provide advice outside of meetings, continuously keep abreast of developments affecting the Company and frequently identify opportunities for the Company. As well, directors must be attentive to the best interests of the Company at all times. In accordance with the TELUS Board Policy Manual, directors must maintain an excellent Board and committee meeting attendance record and should strive for 100 per cent attendance. The tiered flat fee structure takes into account the different responsibilities of the chairs of each committee and the Board Chair, while eliminating all Board and committee member fees except where attendance is required at more than a specified number of meetings.

If the directors are required to attend (i) more than 10 Board meetings in a calendar year, (ii) more than 10 Audit Committee meetings in a calendar year, or (iii) for committees other than the Audit Committee, more than nine committee meetings in a calendar year, then such non-management directors will be paid an additional fee of $1,500 (all in cash) for each such additional Board or committee meeting attended. Additional meeting fees may also be paid for service on a special committee.

The components of the tiered flat fee annual retainer structure (to be paid 40 per cent in cash and 60 per cent in DSUs) are shown in the following table. In 2018, the Board approved an increase of $10,000 in the DSU component of director compensation, in order to bring total compensation closer to the 65th percentile of the median comparator group. This results in a slight increase to the share ownership threshold for directors from $660,000 to $690,000 and for the Chair from $2,500,000 to $2,550,000.

	Compensation ($)
Tier	Cash (40%)	DSUs (60%)	Annual retainer
Non-management directors, including committee service	90,000	140,000	230,000
Chair of Pension Committee or Corporate Governance Committee	95,000	150,000	245,000
Chair of Audit Committee or Human Resources and Compensation Committee	100,000	160,000	260,000
Chair of the Board	200,000	310,000	510,000

Directors may elect to receive the cash portion of their annual retainers and additional meeting fees, if any, in any combination of cash, DSUs and shares, subject to a requirement that 50 per cent of the cash portion of their annual retainer must be paid in DSUs or directed to the purchase of shares until they meet the minimum share ownership target noted on page 31. Each non-management director is also entitled to reimbursement for certain telecommunications services and products, subject to a specified cap, and to receive $1,500 for return travel in excess of six hours to attend Board meetings.

TELUS 2019 INFORMATION CIRCULAR • 30

ABOUT THE MEETING AND OUR BOARD

2018 actual compensation

The total compensation paid to non-management directors for the year ended December 31, 2018 is shown in the table below.

	Fees earned ($)		Share-based awards (DSUs)	All other compensation[3]
	Annual				Total
Directors[1]	retainer (cash)	Travel fee[2]	($)	($)	($)
Dick Auchinleck	200,000	1,500	310,000	7,441	518,941
Ray Chan	90,000	1,500	140,000	1,974	233,474
Stockwell Day	95,000	1,500	150,000	12,700	259,200
Lisa de Wilde	90,000	4,500	140,000	4,150	238,650
Mary Jo Haddad	100,000	4,500	160,000	3,044	267,544
Kathy Kinloch	90,000	–	140,000	5,788	235,788
John Lacey[4]	32,143	3,000	–	–	35,143
Bill MacKinnon[5]	93,571	4,500	140,000	500	238,571
Christine Magee[6]	37,088	1,500	108,077	500	147,165
John Manley	95,000	4,500	150,000	2,171	251,671
Sabi Marwah	90,000	4,500	140,000	5,262	239,762
Claude Mongeau	90,000	3,000	140,000	4,131	237,131
David Mowat[5]	96,429	1,500	160,000	7,071	265,000
Marc Parent	90,000	4,500	140,000	5,738	240,238
Denise Pickett[7]	14,835	–	73,077	732	88,644

1         Darren Entwistle does not receive compensation for services as a director. Compensation disclosure for Darren is on page 96.

2         Directors are paid an additional $1,500 per meeting for travel in excess of six hours (return) from their principal residence to attend a Board meeting. This is paid in either cash or DSUs, depending on the director’s election.

3         Includes charitable donations of up to $500 per year made in the director’s name, telecom concessions such as phone and Internet services, equipment such as smartphones and tablets, and reimbursement for continuing education. These amounts are paid in cash.

4         John retired from the Board on May 10, 2018.

5         David became Chair of the Audit Committee on May 10, 2018, after Bill stepped down as Chair.

6         Christine joined the Board on August 2, 2018.

7         Denise joined the Board on November 1, 2018.

Director equity ownership target and ownership

All non-management directors are required to reach an equity ownership target equal to three times the annual retainer ($690,000) within five years of their appointment date. When Dick Auchinleck became Chair of the Board, his ownership target was increased to five times his annual retainer ($2,550,000). DSUs are included in calculating whether a director has met the equity ownership target. The equity ownership target for the CEO is equal to seven times his base salary.

All of the current non-management directors have exceeded the ownership target, other than Kathy Kinloch, Marc Parent, Christine Magee and Denise Pickett, who are still within the five-year period following the date of their appointment to meet their ownership target (see their respective director profiles for exact dates). The actual number of shares and DSUs owned or controlled by each non-management director as at December 31, 2017 and December 31, 2018, as well as their total market value, can be found in Director profiles on pages 22 to 28. Information for Darren is on page 95.

Most of our non-management directors have met their share ownership targets, except for four new directors who have five years from the date of their appointment to meet their target.

TELUS 2019 INFORMATION CIRCULAR • 31

ABOUT THE MEETING AND OUR BOARD

Director share-based awards

Below is a summary of all share-based awards outstanding as at December 31, 2018 for each current non-management director. TELUS does not grant options to non-management directors. All share-based awards granted to current non-management directors were vested as at December 31, 2018. Information regarding share-based awards for Darren is on page 98.

	Share-based awards[1]
		Market or payout value of vested
		share-based awards
	Number of DSUs	not paid out or distributed[3]	Value granted in-year[3]
Name	that have vested[2]	($)	($)
Dick Auchinleck	186,832	8,454,148	664,406
Ray Chan	20,701	936,720	176,430
Stockwell Day	32,683	1,478,906	209,462
Lisa de Wilde	18,095	818,799	171,226
Mary Jo Haddad	27,441	1,241,705	258,151
Kathy Kinloch	9,525	431,006	239,689
Bill MacKinnon	61,703	2,792,061	256,070
Christine Magee	3,162	143,081	143,081
John Manley	42,006	1,900,772	321,456
Sabi Marwah	19,233	870,293	262,812
Claude Mongeau	9,557	432,454	242,585
David Mowat	13,917	629,744	182,493
Marc Parent	6,830	309,058	238,784
Denise Pickett	1,930	87,333	87,333

1         Share-based awards are DSUs as at December 31, 2018.

2         DSUs are valued and paid out within a certain period of time after the director ceases to be a director, as elected by him or her, in accordance with the terms of the Directors Deferred Share Unit Plan. See page 111. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.

3         Based on the closing price of shares ($45.25) on December 31, 2018. Includes additional DSUs equivalent in value to the dividends paid on shares, which were credited in-year.

TELUS 2019 INFORMATION CIRCULAR • 32

CORPORATE GOVERNANCE

Statement of TELUS’ corporate governance practices

WHAT WE DO

      Independent board and committees – Twelve of our 13 directors are independent and all of our committees are composed of independent directors

      Separate role of Board Chair and President and Chief Executive Officer (CEO) – We maintain separate Chair and CEO positions and our Chair is an independent director

      Share ownership guidelines – We require directors and senior executives to own shares, or have an equity interest in TELUS, to align their interests with our shareholders and we disclose share ownership targets and numbers

      Majority voting for directors – Our Board adopted a majority voting policy in 2003

      Strong risk oversight – Our Board and committees oversee our risk management program and strategic, financial and operational risks

      Formal assessment process – Our directors formally evaluate the effectiveness of the Board and its committees, as well as the performance of all individual directors (including the Board Chair and committee chairs). This assessment is conducted annually, with an alternating focus each year

      Limit on interlocking boards – We limit the number of other public company boards our directors can serve on together

      No overboarding of directors – No director sits on more than four other public company boards

   Director recruitment and board succession – We have adopted a 15-year term limit and a retirement roadmap, which informs our Board succession planning and process

   Diverse board – Our Board represents a diverse mix of skills, background and experience. Currently, 42% of our independent directors are female

   Independent advice – Each Board committee has full authority to retain independent external advisors to help it carry out its duties and responsibilities

   Code of ethics and conduct – Our directors, officers and employees must comply with our code of ethics and conduct and confirm their compliance every year

   Shareholder engagement – We have a formal shareholder engagement policy that describes how shareholders can provide direct feedback to the Board and we engage with shareholders throughout the year

   Say on pay – We have held an advisory vote on our approach to executive compensation every year since 2011

   In-camera sessions – Independent directors meet without management present at each Board and committee meeting

   Formal director orientation and ongoing education program – We have a comprehensive orientation process for new directors and an ongoing education program for the Board

WHAT WE DO NOT DO
No slate voting – Our directors are individually elected No management directors on committees – Our management directors do not sit on any of the Board committees

   No share option awards for directors – We do not grant share options to directors

   No monetization or hedging – No director, executive or employee can monetize or hedge our shares or equity-based compensation to undermine the risk- alignment in our equity ownership requirements

TELUS 2019 INFORMATION CIRCULAR • 33

CORPORATE GOVERNANCE

We are committed to effective and sound practices in corporate governance and we regularly assess emerging best practices and changing legal requirements. We are also committed to transparent disclosure of our corporate governance practices and to providing voluntary disclosure when we believe that disclosure is helpful to our stakeholders, even if that disclosure goes beyond what is legally required.

TELUS complies with all applicable Canadian and U.S. corporate governance rules, regulations and policies. Although not required to do so, we have voluntarily adopted the expanded definition of independence in Section 303A of the New York Stock Exchange Governance Standards (the NYSE governance rules). We are also in substantial compliance with most of the provisions of the NYSE governance rules that are not mandatory for foreign private issuers, including the NYSE requirements regarding the independence of compensation committee members, except as indicated below.

With respect to shareholders’ approval of security-based compensation arrangements, TELUS follows the Toronto Stock Exchange (TSX) rules, which require shareholders’ approval of security-based compensation arrangements and material amendments only if they involve newly issued securities. This is in contrast to the NYSE governance rules, which generally require shareholders’ approval of all equity-based compensation arrangements regardless of whether they involve newly issued securities or securities purchased in the open market.

TELUS follows many (but not all) of the incremental disclosure provisions under the NYSE governance rules.

Board of Directors

Oversight and mandate

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs.
A copy of the TELUS Board Policy Manual is available at telus.com/ governance.

The Board has adopted the TELUS Board Policy Manual to assist Board members in fulfilling their obligations, both individually and collectively, and to set out the expectations for the Board, Board committees, individual directors, the Chair, the committee chairs and the CEO. The terms of reference for the Board of Directors are contained in the manual and attached as Appendix A to this information circular. The entire TELUS Board Policy Manual, including the terms of reference for the Board of Directors, is reviewed annually by the Corporate Governance Committee and any amendments are approved by the Board.

The Board fulfills its duties and responsibilities directly and by delegating some of these responsibilities to the Board committees. Following is a discussion of the key mandates for the Board, namely, strategic planning, risk oversight and succession planning.

To further delineate the Board’s responsibilities, the Board has adopted a delegation policy under which it delegates certain decisions to management. This policy provides guidance to the Board and management on matters requiring Board approval, including major capital expenditures, acquisitions, investments and divestitures.

Strategic planning

One of the Board’s key mandates is to oversee the development and implementation of the Company’s strategic objectives and goals. The corporate priorities and the plan to achieve those
The Board plays a key role in reviewing the Company’s corporate priorities and setting the Company’s strategic objectives and goals.

priorities are approved by the Board each December. Every quarter, the Board receives updates on the Company’s progress against each of the priorities and key performance metrics and drivers. At each meeting, the Board holds detailed discussions on strategy and implementation of the Company’s strategic plan and priorities.

Critical to this process is the Board’s annual strategic advance meeting, held over three days at the beginning of August. At this meeting, the Board and management hold comprehensive discussions on the strategic plan, as well as progress toward our operational and financial targets and our corporate priorities. The August meeting, as well as other activities during the course of the year, provides opportunities for our directors to meet with members of the senior leadership team to enhance their understanding of our business and to inform their participation in executive succession planning.

TELUS 2019 INFORMATION CIRCULAR • 34

CORPORATE GOVERNANCE

Risk oversight

Risk oversight and management is another key mandate of the Board.

For a detailed explanation of the material risks applicable to TELUS and its affiliates, see Sections 9 and 10 of Management’s discussion and analysis in the TELUS 2018 annual report.

TELUS 2019 INFORMATION CIRCULAR • 35

CORPORATE GOVERNANCE

Succession planning

nother key mandate of the Board and the Human Resources and Compensation Committee (Compensation Committee) is in the area of succession planning. Executive succession planning is fully	Succession planning is an important priority for the Board and is reviewed on an annual basis.

integrated with the Company’s overall strategic planning process, which covers all management positions to ensure the development of strong talent. On an annual basis, the Compensation Committee meets with the CEO to review and update the succession plan for all executive officers, including the CEO position.

The Board has prioritized executive succession planning and invested significant time in conducting a comprehensive review of CEO succession planning, which is conducted on an annual basis and includes a review of the process itself, as well as a review of the leadership skills and experience being sought and developed in candidates for the role of CEO. In particular, the Board examines the progress made against prior high-potential development plans. The Board also discusses in great detail the strengths and development opportunities of the current candidates for the role of CEO, as well as the strengths and development opportunities of the next generation of Executive Leadership Team (ELT) and CEO candidates. Candidates for the CEO position are assessed relative to their leadership capabilities, sustained operational results and proven ability to drive strategy. The Board and CEO often recommend additional development opportunities, mentorship and enhanced responsibilities to accelerate candidates’ growth.

Also, in addition to this annual review, the Compensation Committee and the Board discuss talent management and succession plans throughout the year in the context of performance reviews used to determine executive compensation. For more details on executive succession planning that occurred in 2018, please refer to the Compensation Committee report on page 57.

Committees

To help the Board fulfill its duties and responsibilities, the Board delegates certain powers, duties and responsibilities to committees to ensure a full review of certain matters. The committees of the Board include the Audit, Corporate Governance, Human Resources and Compensation, and Pension Committees.

The following table provides an overview of our current Board committees. Management directors do not serve on any committee and, as Board Chair, Dick Auchinleck is not a member of any committee but regularly attends committee meetings. All of the committees are composed solely of independent directors.

	Number of
	meetings
	held in	Members as of
Committee	2018	December 31, 2018	Independent
Audit	4	David Mowat (chair)
		Bill MacKinnon[1]
		Christine Magee
		Sabi Marwah[1]
		Claude Mongeau
		Denise Pickett
Corporate Governance	4	John Manley (chair)
		Lisa de Wilde
		Kathy Kinloch
		Sabi Marwah[1]
		Claude Mongeau
Human Resources and Compensation	4	Mary Jo Haddad
		(chair)
		Ray Chan
		Stockwell Day
		Kathy Kinloch
		Marc Parent
Pension	4	Stockwell Day (chair)
		Ray Chan
		Lisa de Wilde
		John Manley
		Marc Parent

1   Bill and Sabi will retire from the Board in May 2019.

TELUS 2019 INFORMATION CIRCULAR • 36

CORPORATE GOVERNANCE

Each committee has terms of reference that set out its mandate, duties and scope of authority, and each committee reports to the Board on its activities on a regular basis. The mandate of each committee is:

Human Resources and
Audit Committee	Corporate Governance Committee	Compensation Committee	Pension Committee
Mandate – To support the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting.	Mandate – To assist the Board in fulfilling its oversight responsibilities to ensure TELUS has an effective corporate governance regime.	Mandate – To assist the Board in developing the compensation philosophy and guidelines on executive compensation and to oversee policies related to employees.

Mandate – To oversee the administration, financial reporting and investment activities for six registered Company pension plans, any related supplemental retirement arrangements as mandated by the Board, and any related trust funds (collectively the Pension Plans).

Responsibilities	Responsibilities	Responsibilities	Responsibilities

• Monitoring internal controls and disclosure controls

• Monitoring legal, regulatory and ethical compliance and reporting and timeliness of filings with regulatory authorities

• Reviewing and assessing the independence and performance of the Company’s external and internal auditors

• Overseeing the management of the Company’s risks

• Monitoring the Company’s creditworthiness, treasury plans and financial policy

• Overseeing the Company’s whistleblower and complaint procedures.

For more details on the Audit Committee’s 2018 activities, see page 53.

For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in our annual information form for the year ended December 31, 2018.

• Monitoring corporate governance developments, emerging best practices and the effectiveness of our corporate governance policies and practices

• Identifying, recruiting and recommending nominees for election as directors

• Providing ongoing education and development for directors

• Overseeing Board and director evaluations

• Recommending to the Board its determination of directors’ independence, financial literacy, financial expertise, and accounting or related financial management expertise

• Monitoring and reviewing insurance, claims and property risks, corporate social responsibility and environmental matters and policies.

For more details on the Corporate Governance Committee’s 2018 activities, see page 55.

• Determining CEO goals and objectives relative to compensation

• Evaluating CEO performance

• Reviewing and recommending to the Board for approval the compensation arrangements for the CEO (based on evaluation)

• Reviewing and approving the compensation arrangements for our ELT (all Executive Vice-Presidents (EVPs) who are appointed officers of the Company)

• Overseeing executive succession planning

• Monitoring executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct.

For more details on the Compensation Committee’s 2018 activities, see page 57.

• Monitoring the actuarial soundness of the Pension Plans

• Monitoring the administrative aspects of the Pension Plans

• Monitoring the investment policy of the Pension Plans

• Monitoring the performance of the investment portfolios and compliance with applicable legislation

• Recommending to the Board for approval fundamental changes in the nature of the pension arrangement for any Pension Plan and fundamental changes in the governance structure for the Pension Plans.

For more details on the Pension Committee’s 2018 activities, see page 56.

TELUS 2019 INFORMATION CIRCULAR • 37

CORPORATE GOVERNANCE

Each committee also uses an annual work plan to guide its deliberations during the course of the year. The mandate of each committee and its annual work plan is approved by each committee on an annual basis. Finally, each committee has the authority to retain external advisors at TELUS’ expense in connection with its responsibilities. The Compensation Committee retained Meridian Compensation Partners LLC (Meridian) in 2010 as its independent external executive compensation consultant. A description of Meridian’s work for the Compensation Committee is on page 70. Since 2011, the Corporate Governance Committee has retained Meridian to assist in the annual market study of directors’ compensation (see page 29).

We believe our directors should have exposure to different committees to ensure that they develop a broad Company perspective. Our committee succession planning principles include facilitating consistency and continuity, having a common director on the Compensation Committee and Pension Committee (to provide a direct linkage on related matters), having an ex-Audit Committee member on the Pension Committee, and having former committee chairs acting as emergency committee chairs, if required. In 2015, the Corporate Governance Committee approved the following additional planning principles:

•          New directors will serve only on the Audit Committee for the first year, and thereafter will serve on two committees

•          The Chairs of the Audit and Compensation Committees will only serve on their respective committees of the Board, in consideration of the extra responsibilities associated with those roles

•          The principles of our diversity policy should apply to the committee composition succession process to ensure that diversity considerations are taken into account when determining the optimal composition and mix of skills for each committee.

Accordingly, the Corporate Governance Committee reviews the composition of the committees annually and considers the desirability of rotating directors among committees. For instance, since joining in 2003, Dick Auchinleck has served on each committee, with his longest tenure being on the Corporate Governance Committee (10 years), while Stockwell Day has served on three of the four committees, with his longest tenure being on the Compensation Committee and the Pension Committee (both five years). Ray Chan joined the Board in 2013 and was on the Audit Committee for four years, as well as the Compensation Committee. He stepped down from the Audit Committee in May 2017 and joined the Pension Committee to gain exposure to a different area of the Company and to lend his financial expertise to this committee.

We continued the implementation of our committee chair succession process during 2018, with David Mowat replacing Bill MacKinnon as Chair of the Audit Committee in May 2018. Bill remained a member of the committee, acting as a resource and helping the Board ensure a smooth transition with an emphasis on continuity and consistency. Our succession planning also resulted in some changes to committee membership to give directors the opportunity to serve on different committees. Marc Parent joined the Pension and Compensation Committees, Kathy Kinloch joined the Corporate Governance and Compensation Committees, and Claude Mongeau joined the Corporate Governance Committee. For 2019, the Corporate Governance Committee approved the following change to committee membership: John Manley, who has been a director since 2012, will step off the Pension Committee after the May 2019 annual meeting, having served on that committee for four years, to join the Compensation Committee, which is the only committee he has not served on yet.

For more information about our standing committees, see the committee reports starting on page 53. Each committee’s mandate, which includes brief position descriptions for the chair of each Board committee, is also part of the TELUS Board Policy Manual available at telus.com/governance.

Our committee succession planning principles aim to balance giving directors exposure to different committees with maintaining expertise and institutional knowledge on each committee.

TELUS 2019 INFORMATION CIRCULAR • 38

CORPORATE GOVERNANCE

Independence

The Board determines independence using a set of criteria that goes beyond applicable securities rules and has chosen to voluntarily comply with all elements of the independence test set out by the NYSE, including those that are not binding on TELUS. Accordingly, the independence tests applied by the Board comply with the applicable Canadian and U.S. governance rules and the NYSE governance rules. The Board’s adoption of these criteria is reflected in the TELUS Board Policy Manual, which also requires a majority of the Board’s members to be independent. Furthermore, all committee members must be independent. Members of both the Audit and the Compensation Committees must also satisfy the more stringent independence tests set out under the applicable Canadian and U.S. governance rules and the NYSE governance rules. With respect to the Board Chair, the TELUS Board Policy Manual provides that the Chair must be independent, but if that is not desirable in the circumstances, the Board must appoint an independent Lead Director.

The Board evaluates the independence of each director by applying these expanded independence criteria to the relationship between each director and the Company based on information updated annually through a comprehensive questionnaire.

As one of Canada’s largest telecommunications companies and the incumbent local exchange carrier in certain provinces,

the Company provides services to its directors and their families and to many organizations with which the directors are associated. The Board has determined that the provision of services per se does not create a material relationship between a director and the Company. Rather, in determining if there is a material relationship, the Board examines a variety of factors, including the scope of the services provided, the monetary and strategic value of those services to each party, the degree of dependence on such relationship by either party and how easily a service may be replaced. The Board considers similar factors in assessing the materiality of any relationship between the Company and any customer, supplier or lender with whom a director is associated.

Applying the above tests and process, the Board is satisfied that, except for Darren Entwistle, there is no material relationship existing between any of the proposed directors, including the Chair, and the Company, either directly or as a partner, shareholder or officer of an organization, that has a material relationship with the Company.

As a regular feature at each Board and standing committee meeting, there is an in-camera session of the independent directors. The Chair or the committee chair, as the case may be, presides over these in-camera sessions. The following table indicates the number of regularly scheduled meetings, in-camera sessions and total meetings held by our Board and each committee in 2018.

	Regularly
	scheduled	In-camera	Total number
Board/Committee	meetings	sessions	of meetings
Board	6	6	6
Audit Committee	4	4	4
Corporate Governance Committee	4	4	4
Human Resources and Compensation Committee	4	4	4
Pension Committee	4	4	4

TELUS 2019 INFORMATION CIRCULAR • 39

CORPORATE GOVERNANCE

Position descriptions – Chair and CEO

The Board has developed a description of the roles and responsibilities of the Chair and the CEO, to delineate clearly the Board’s expectations of the	The Chair of the Board is an independent director.
Chair and the CEO, which is included in the TELUS Board Policy Manual available at telus.com/governance.

The Chair’s primary responsibility is to lead the Board in its supervision of the business and affairs of the Company and its oversight of management. The Chair’s duties include facilitating the effective operation and management of the Board; providing leadership to the Board to ensure it can function independently of management as and when required; fostering the Board’s understanding of the boundaries between Board and management responsibilities; chairing in-camera meetings of the independent directors at all Board meetings; assisting the Corporate Governance Committee with the recruitment of new directors and the evaluation of the Board, its committees and its members; and facilitating the Board’s efforts to promote engagement with, and feedback from, shareholders.

The CEO reports to the Board and bears prime responsibility for managing the business and affairs of the Company. The CEO’s duties include leading the execution of the Company’s strategy; keeping the Board current on major developments; recommending the strategic direction to the Board; developing and monitoring annual business and operational plans and budgets; fostering a customers first culture that promotes ethical practices and supports individual and collective integrity; facilitating interaction between the Board and other key members of management; creating, maintaining and reviewing leadership development and succession plans for EVPs; supporting the Corporate Governance Committee in respect of recruiting new directors to the Board; supporting the Compensation Committee in respect of CEO succession planning; and developing and leading the execution of strategies with respect to relations with investors, shareholders, governments, communities and other stakeholders. In addition, the CEO is responsible for delivering on the Company’s corporate priorities, which are approved annually by the Board. The CEO’s annual performance objectives relevant to compensation, which the Compensation Committee reviews and approves, supplement the CEO’s mandate noted above.

The CEO is responsible for managing the business and affairs of TELUS and for leading the execution of the Company’s strategy.

Expectations of our Board – Attendance, caps on outside service and interlocks

Our Board expects its members to devote the time, energy and effort necessary for them to be effective. They should develop and expand their knowledge and understanding of our products, services and industry, participate in educational and development programs, and become effective ambassadors of the Company.

In accordance with the TELUS Board Policy Manual, the Board expects each director to attend all Board and committee meetings. The Corporate Governance Committee takes a director’s attendance into consideration during the nomination process if a director attends less than 75 per cent of Board and committee meetings held in a year (unless if due to exceptional circumstances).

TELUS 2019 INFORMATION CIRCULAR • 40

CORPORATE GOVERNANCE

The following table provides a breakdown of each independent director’s attendance record.

			Human
			Resources and		Corporate
		Audit	Compensation		Governance		Pension
Name	Board	Committee	Committee		Committee		Committee	Total
Dick Auchinleck[1]	6/6							100%
Ray Chan	6/6		4/4				4/4	100%
Stockwell Day	6/6		4/4				4/4	100%
Lisa de Wilde	6/6				4/4		4/4	100%
Mary Jo Haddad	6/6		4/4					100%
Kathy Kinloch[2]	4/6	2/2	0/2		0/2			50%
John Lacey[3]	3/3		2/2	[3]	2/2	[6]		100%
Bill MacKinnon	5/6	4/4						90%
Christine Magee[4]	3/3	2/2						100%
John Manley	6/6				4/4		4/4	100%
Sabi Marwah	6/6	4/4			4/4			100%
Claude Mongeau[5]	6/6	4/4			2/2			100%
David Mowat[6]	6/6	4/4	2/2					100%
Marc Parent[7]	6/6	3/3	1/1				1/1	100%
Denise Pickett[8]	2/2	1/1						100%

1           Dick is not a member of any committee but regularly attends committee meetings.

2           Kathy was a member of the Audit Committee until May 10, 2018, when she joined the Corporate Governance Committee and the Human Resources and Compensation Committee. Due to extenuating personal circumstances, Kathy was unable to attend the August and November Board and committee meetings in 2018. Her absence was approved by the Chair.

3           John became a member of the Corporate Governance Committee on May 11, 2017 after he stepped down as Chair of the Human Resources and Compensation Committee. He retired from the Board on May 10, 2018.

4           Christine joined the Board and Audit Committee on August 2, 2018.

5           Claude joined the Corporate Governance Committee on May 10, 2018.

6           David was a member of the Human Resources and Compensation Committee until May 10, 2018, when he became Chair of the Audit Committee and stepped down from all other committees.

7           Marc was a member of the Audit Committee until November 6, 2018, when he joined the Human Resources and Compensation Committee and the Pension Committee.

8           Denise joined the Board and the Audit Committee on November 1, 2018.

Directors who are employed as CEOs or in other senior executive positions on a full-time basis with a public company should not serve on the boards of more than two public companies in addition to the Company’s Board. Directors who (i) have full-time employment with non-public companies, (ii) have full-time employment with public companies but not as CEO or in a senior executive position, or (iii) do not have full-time employment, should not serve on the boards of more than four public companies in addition to the Company’s Board. TELUS’ CEO should not serve on the boards of more than two other public companies and should not serve on the board of any other public company where the CEO of that other company serves on the TELUS Board.

The Board has also limited the number of directors who can serve on the same board or committee of a publicly traded company to two, unless otherwise agreed to by the Board. In 2016, the Board clarified what the Corporate Governance Committee should consider when making its recommendation to permit more than two directors to serve on the same board or committee. Specifically, it will take into account all relevant considerations, including, in particular, the total number of Board interlocks at that time and the strategic requirements of TELUS.

TELUS 2019 INFORMATION CIRCULAR • 41

CORPORATE GOVERNANCE

The following table shows which TELUS director nominees served together on other public company boards as at March 13, 2019.

Company	TELUS director	Committees
Toronto-Dominion Bank	Mary Jo Haddad	Human Resources Committee
	Claude Mongeau	Audit Committee
CAE Inc.	John Manley	Not applicable
	Marc Parent	Not applicable

Board succession planning – Size and composition of the Board, nomination of directors and term limits

The Corporate Governance Committee is responsible for Board and committee succession planning and for making annual recommendations to the Board regarding the size and composition of the Board and its committees. It also proposes new nominees for election as directors.

When considering the Board’s size and composition, the Corporate Governance Committee and the Board have two primary objectives:

•          To form an effectively functioning Board that presents a diversity of views and business experience

•          To select a size that is sufficiently small for the Board to operate effectively, but large enough to ensure there is enough capacity to fully meet the demands of the Board and its four committees and to ensure transition when new members are elected or appointed.

The Board believes that a board of directors consisting of between 12 and 16 members promotes effectiveness and efficiency.

The Corporate Governance Committee regularly reviews the profile of the Board, including the average age and tenure of individual directors, diversity, geography and the representation of various areas of expertise. The objective is to have a sufficient range of skills, expertise and experience to ensure the Board can carry out its responsibilities effectively while facilitating transition following new appointments. The Board also strives to achieve a balance between the need to have a depth of institutional experience and knowledge available from its members and the need for renewal and new perspectives. Succession planning for the Board, in line with those objectives, has been a key focus of the Corporate Governance Committee and the Board in recent years. Each year, between 2011 and 2018, a Board member has retired and at least one new member has joined. In 2018, one Board member retired and two new members joined the Board. In 2019, two Board members will retire and we intend to add one new director later in the year. Achieving balance between institutional experience and renewal through effective and smooth succession planning is particularly important in light of the significant and continuing changes that the business of the Company experiences, the average age and tenure of current Board members, and the recent changes in Board membership.

The Board does not have a mandatory age limit, but it does have a term limit policy that requires directors who join the Board after January 1, 2013 to tender their resignation to the Corporate Governance Committee after 15 years of service. The Corporate Governance Committee has the discretion to recommend that the Board extend a director’s term for such period as the Corporate Governance Committee deems appropriate, if it is in the best interests of TELUS to do so. The term limit policy does not replace the rigorous annual performance assessment process that takes place under the leadership of the Corporate Governance Committee (see page 45 for further details). In conjunction with the Board evaluation and as part of the succession planning process, directors are also canvassed on their intention to retire from the Board in order to identify impending vacancies as far in advance as possible.

TELUS 2019 INFORMATION CIRCULAR • 42

CORPORATE GOVERNANCE

The Board succession planning process also involves maintaining a skills matrix, which helps the Corporate Governance Committee and the Board identify any gaps in the skills and competencies considered most relevant for the Company. Each director is asked to indicate the skills and competencies that each director, including themselves, has demonstrated. The following table lists the top four competencies of our nominees, together with their gender, residence, tenure, age range and official languages spoken .

Gender		Residence				Years on Board			Age		Language		Top four competencies[1]

Dick	M	X						X		X	X		X		X	X			X
Auchinleck
Ray Chan	M		X				X			X	X		X	X	X				X
Stockwell Day	M	X					X			X	X	X	X			X			X	X
Lisa de Wilde	F			X		X				X	X	X	X			X	X			X
Darren	M	X						X	X		X	X	X			X	X	X
Entwistle
Mary Jo	F			X		X				X	X		X		X	X			X
Haddad
Kathy Kinloch	F	X				X				X	X		X			X	X			X
Christine	F			X		X			X		X		X	X		X		X
Magee
John Manley	M			X			X			X	X	X	X			X			X	X
Claude	M				X	X			X		X	X	X	X	X				X
Mongeau
David Mowat	M		X			X				X	X		X	X				X	X
Marc Parent	M				X	X			X		X	X	X		X		X		X
Denise Pickett	F			X		X			X		X		X	X	X			X

1    Definition of skills and competencies:

•            Senior executive/strategic leadership – Experience as a senior executive of a public company or other major organization; experience driving strategic direction and leading growth

•            Finance and accounting – Experience with, or understanding of, financial accounting and reporting, and corporate finance, as well as familiarity with internal financial/accounting controls and IFRS

•            Executive compensation/HR – Experience with, or understanding of, executive compensation, talent management/retention and succession planning

•            Governance – Experience with, or understanding of, leading governance/corporate responsibility practices with a public company or other major organization; experience leading a culture of accountability and transparency

•            Technology and/or industry knowledge – Knowledge of relevant emerging technologies, including information and telecom technology, and knowledge of telecommunications or content and/or health information industries, including strategic context, market competitors and business issues facing those industries

•            Retail/customer experience – Experience with, or understanding of, the mass consumer industry (whether directly or indirectly through retail channels)

•              Risk management – Experience with, or understanding of, internal risk controls, risk assessments and reporting

•            Government/regulatory affairs – Experience with, or understanding of, government and public policy, federally and/or provincially.

TELUS 2019 INFORMATION CIRCULAR • 43

CORPORATE GOVERNANCE

In 2018, the Corporate Governance Committee prioritized the following skills and attributes – gender diversity, retail/customer experience, geographic representation – in connection with its search for additional directors. This resulted in the recruitment of Christine Magee and Denise Pickett to fulfil these attributes. In 2019, given the retirement of Bill MacKinnon and Sabi Marwah, the Corporate Governance Committee has decided to prioritize a candidate with a finance and accounting background and then to consider another diversity candidate.

Recruiting new directors

The Corporate Governance Committee maintains an evergreen list of potential candidates, which is based on its prioritized list of skills and attributes, as well as diversity. The directors, the CEO and external professional search organizations regularly identify additional candidates for consideration by the Corporate Governance Committee. Since 2016, the committee has engaged an external recruitment specialist to assist with the recruitment process.

When recruiting new directors, the Corporate Governance Committee considers candidates on merit, taking into account the vision and business strategy of the Company; the skills and competencies of the current directors and the existence of any gaps; and the attributes, knowledge and experience new directors should have in order to best advance the Company’s business plan and strategies. Consistent with the Board diversity policy, the Corporate Governance Committee also takes into account diversity considerations, such as gender, geography, age and ethnicity, with a view to ensuring that the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skills and experience.

The committee reviews the list of candidates at each regularly scheduled meeting to identify top candidates and requests that the CEO conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet with the Chair of the Board, the chair of the Corporate Governance Committee and, if deemed appropriate, other members of the Board and the TELUS executive team.

Approval

The Corporate Governance Committee reports to the Board throughout the process. It then puts forward its recommendation for new directors to the Board for approval. The financial literacy and independence of the candidates are also assessed before Board approval.

Board evaluation

To support Board succession planning and Board renewal, the Corporate Governance Committee, together with the Chair, carries out an assessment of the Board and the directors as provided in the TELUS Board Policy Manual. In addition to succession planning, the evaluation process assists the Board in:

•   Assessing its overall performance and measuring the contributions made by the Board as a whole, by each committee and each director

•   Assessing the mechanisms in place for the Board and each committee to operate effectively and make decisions in the best interests of the Company

•   Improving the overall performance of the Board by assisting individual directors to build on their strengths

•   Identifying gaps in skills and educational opportunities for the Board and individual directors in the coming year.

The Corporate Governance Committee reviews the adequacy of the evaluation process annually, with input from the Chair, and recommends any changes to the Board for approval. In 2015, the Board approved a multi-year evaluation approach to Board, committee and Chair evaluations by alternating the focus of the questionnaires and interviews over a two-year period.

In 2018, the directors completed the questionnaires relating to committee evaluation, Chair evaluation and peer assessment. Members of senior management who frequently interact with directors also completed the management survey, which is designed to evaluate the overall effectiveness of the Board and its committees and chairs, the extent to which the Board and management support one another and how that support may be enhanced. In 2019, the Board will complete the Board evaluation and peer assessment and senior management will complete the management survey.

TELUS 2019 INFORMATION CIRCULAR • 44

CORPORATE GOVERNANCE

How we do it

Evaluation	Analysis and interviews	Feedback and action plan

Each director completes the following:

•       The Board evaluation – A qualitative survey regarding the effectiveness of the Board. The Board survey includes questions on Board processes, culture and dynamics, its relationship with management and shareholder engagement. This survey also requests suggestions for improvement

•       The peer assessment – A questionnaire to enable directors to evaluate both themselves and their colleagues in their role as directors. It also includes an assessment of their own skills and competencies as members of the Board

•       The committee evaluation – A questionnaire to evaluate the performance of each committee and chair of each committee. This questionnaire also evaluates the mechanisms in place that enable each committee to operate effectively

•       The Chair evalution – A questionnaire to evaluate the performance of the Chair of the Board. The objective of the questionnaire is to assess the overall effectiveness of the Chair with respect to his or her position description and any specific Board-related goals.

The Chief Legal and Governance Officer assembles the results of the surveys and forwards them to the Chair (except any results relating to the Chair). The Chair then conducts separate interviews with each director to discuss the results, their individual evaluation, proposed development plans and any other issues relating to the functioning of the Board.

The Chair reports on the key themes and recommendations identified in the surveys and leads a discussion at meetings of both the Corporate Governance Committee and the Board. An action plan is developed to address the recommendations. The results of evaluations of the Chair of the Board are forwarded to the chair of the Corporate Governance Committee. He or she then reports on the key themes raised in the evaluations at an in-camera session of the committee and the independent directors of the Board held in the absence of the Chair.

In 2018, Dick Auchinleck, in his capacity as Chair, interviewed each director separately and focused on the results and feedback from the evaluation. These interviews provided an opportunity for candid and constructive discussion of any and all issues, with a view to enhancing committee and committee chair performance, as well as the personal contributions of each individual. Dick reported the aggregated results and findings to the Board. The consensus was that TELUS has well-functioning committees that provide the Board with the information it needs, with an appetite to focus on certain priority items. The results of the evaluation guided the Board in developing an action plan to prioritize action items identified during the evaluation process.

For more information on our process, see Appendix L of the TELUS Board Policy Manual available at telus.com/governance.

TELUS 2019 INFORMATION CIRCULAR • 45

CORPORATE GOVERNANCE

Diversity and inclusiveness

TELUS’ commitment to diversity and inclusiveness is a defining feature of our culture. Our team members have made it clear that this commitment is part of what makes them proud to be a part of the TELUS family. Our vision is to be a global leader in diversity and inclusion with a pipeline of top talent reflecting the diversity of our customers and communities at every level of the organization. These different perspectives, experiences and ways of thinking enable us to elevate our team members, spark innovation and inspire our customers.

At TELUS, we recognize the value and advantages of diverse ideas, and are committed to increasing the presence of underrepresented groups within key areas of our organization. We are focused on raising awareness of gender diversity within the business and technology fields, and providing a platform to support the next generation of diverse leaders and champions.

Six years ago, the Board adopted a written diversity policy to improve the representation of diversity on the TELUS Board. The policy provides that, in identifying and recommending director nominees to the Board, the Corporate Governance Committee will consider director candidates on merit, based on a balance of skills, background, experience and knowledge. In identifying the highest quality directors, the Corporate Governance Committee will take into account diversity considerations such as gender, age, ethnicity and geographic background, with a view to ensuring that the Board benefits from a broader range of perspectives and relevant experience. The Corporate Governance Committee assesses the effectiveness of the diversity policy annually and recommends amendments to the Board for approval, as appropriate. Our Board diversity policy is included in our TELUS Board Policy Manual, which can be downloaded at telus.com/governance.

According to the policy, the Corporate Governance Committee must also set measurable objectives for achieving diversity and recommend them to the Board for adoption on an annual basis. In 2013, the Board adopted a target of having diverse members represent between 30 and 40 per cent of its independent directors, with a minimum representation of 25 per cent women, by May 2017. The Board also agreed to have TELUS sign the Catalyst Accord and thereby pledge to increase the overall representation of women on the TELUS Board to a minimum of 25 per cent by 2017. In February 2015, the

Board adopted an additional target of having women represent 30 per cent of its independent directors by the end of 2019. This was in line with Darren Entwistle being a founding member of the 30% Club Canada, which is also working toward having women represent 30 per cent of board members in Canada by the end of 2019. In 2016, the Board reframed its diversity objectives and expressed them in terms of a minimum percentage of both men and women, reflecting the principle that a board that consists entirely of women is no more diverse than a board that consists entirely of men. The Board also accelerated the target date for having a minimum of each gender representing 30 per cent of the independent directors to 2018 from 2019.

We met our accelerated gender and diversity targets in 2018. Given the importance of diversity to our Board, our objective is now to maintain and exceed these levels, with a minimum of 30 per cent diversity among the Board’s independent directors, with a minimum of each gender representing at least 30 per cent of such directors.

Based on our current Board nominees, we have exceeded both of these objectives. Diverse members (six nominees out of 12) represent 50 per cent of the independent directors nominated for election, and female members (five nominees out of 12) represent 42 per cent of the independent directors nominated for election at the meeting.

We extended our commitment to gender diversity by signing the Catalyst Accord 2022, which further pledges to increase the average percentage of women on boards and in senior leadership positions in Canada to 30 per cent or greater by 2022.

This pledge underpins our strong support of increasing diversity at all levels, including the representation of women in senior leadership roles. Currently, women represent 20 per cent of senior leadership positions (vice-president or higher) and there are three women in an executive officer position at TELUS – Sandy McIntosh, Zainul Mawji and Andrea Wood – representing 25 per cent of our executive officers (12 individuals composed of the Chair, the CEO and all appointed officers of the Company).

We are committed to fostering a culture that removes barriers, focuses on inclusion, and ensures open and fair processes for the advancement of talent that will, in turn, promote diversity. Our key strategy is to focus on systemic changes to people practices and on leadership education and awareness.

TELUS 2019 INFORMATION CIRCULAR • 46

CORPORATE GOVERNANCE

We have implemented several initiatives in connection with this strategy to help evolve leaders and people practices. Some of these are discussed below.

•          Established in 2008, our Diversity and Inclusiveness Office leads the diversity and inclusiveness strategy across TELUS and works alongside the Diversity and Inclusiveness Council to develop and implement initiatives that promote diversity and inclusiveness. Among the Diversity and Inclusiveness Office’s core mandates are:

•          Ensuring alignment between our diversity and inclusiveness strategy and our corporate priorities

•          Monitoring and measuring diversity and inclusiveness programs and best practices across TELUS

•          Providing thought leadership by sharing diversity knowledge and expertise with TELUS leaders.

•          Ongoing since 2013, the Diversity and Inclusiveness Office and the Talent Acquisition and Development team continue to have a strong partnership based on the practices and processes involved in three pillars of recruitment – leader education, attraction, and succession and retention. We strive to attract, interview and hire candidates with different abilities, experiences and perspectives to ensure TELUS remains an employer of choice for all.

•          Team member resource groups were established for women, Indigenous team members, team members with varying abilities, new immigrants, and lesbian, gay, bisexual, transgender and queer (LGBTQ) team members, to help bring awareness and thought leadership to our cultural evolution and our multicultural business initiatives.

•          Since 2014, team members in the role of vice-president and above have received training on conscious and unconscious biases, which is enhancing their talent development approach and their appreciation of the value of diversity for the success of our shareholders, customers, team members and communities. In 2016, this training was included in our Hiring Great People course to provide all hiring managers with insights into unconscious bias and to prepare them for conducting an equitable interview and hiring process.

Rather than adhering to specific objectives at the executive level, we believe that these activities and efforts are more effective at contributing collectively to maintaining a pipeline of diverse candidates and ensuring that the representation of women, and of diversity in general, is considered when making leadership and executive officer appointments.

Orientation and continuing education

Orientation

The Corporate Governance Committee reviews, approves and reports to the Board on the directors’ orientation program. New directors attend a full -day orientation session upon joining the Board, conducted by various members of senior management. The orientation session provides an overview of TELUS’ strategy; business imperatives, plans and risks; financial condition and financing strategy; financial statement preparation process and internal controls; internal audit, ethics and enterprise risk assessment process; regulatory matters; telecommunications industry; treasury plans and pensions; taxation and legal entity structure; Board and committee governance, including mandates, roles and policies; corporate policies; and compliance and governance philosophy and practices. Orientation sessions also include more in-depth sessions on different business units, such as consumer and small business solutions, broadband networks, TELUS Health, TELUS International, technology strategy, and business transformation and operations.

In addition, the Board’s practice is to appoint new directors to the Audit Committee for at least their first year on the Board. Given the scope of that committee’s mandate relative to those of the other committees, Audit Committee members receive a particularly comprehensive view of the Company’s operations in their entirety, which offers new directors the quickest means of understanding the Company’s operations, risks and strategy.

Management also offers orientation and training to new members on Board committees in the form of a customized orientation session. The session typically includes an overview of the committee’s mandate and work plan for the year, as well as current initiatives, key issues, regulatory trends and best practices relevant to the committee.

Christine Magee and Denise Pickett attended comprehensive orientation sessions covering the topics identified above for the Board and the Audit Committee. In addition, Kathy Kinloch and Marc Parent attended an orientation session for the Human Resources and Compensation Committee. Kathy also attended an orientation session for the Corporate Governance Committee and Marc attended an orientation session for the Pension Committee.

TELUS 2019 INFORMATION CIRCULAR • 47

CORPORATE GOVERNANCE

Continuing education

The Board believes that continuing education is important for the development of the Board as a whole and for each individual director. The Corporate Governance Committee reviews, approves and reports to the Board on plans for the ongoing development and education of existing Board members. As part of this ongoing education, management gives regular presentations and provides topical literature from external experts to the Board and its committees. The Company has also set up an online portal through which directors can access research and educational materials on a wide variety of topics, including audit, pension, governance, human resources, technology, strategy, health, cybersecurity, and regulatory and government affairs. Directors are provided with management contacts for each educational topic so they may request additional information or arrange for further consultation regarding the materials. In addition, written materials that may be of interest to the Board, which are published in newspapers, journals, magazines and periodicals, or released by law firms and accounting firms, are routinely sent to directors between quarterly meetings, or as supplemental materials in preparation for Board and committee meetings. Directors identify topics for continuing education through discussions at Board and committee meetings, and annual evaluation questionnaires.

TELUS and our directors are all members of the Institute of Corporate Directors (ICD) and the Company pays for the cost of this membership. A number of our directors have attended courses and programs offered by the ICD and this membership also provides them with access to its publications and events to enhance their knowledge of directors’ responsibilities and current governance trends. Directors are also encouraged to attend external education programs at TELUS’ expense by availing themselves of an annual tuition credit. In 2018, several directors used this credit to take courses from providers such as audit or human resources firms, the Lead Directors Network, the Rotman School of Management and the ICD. The range of subjects included executive compensation, cybersecurity, artificial intelligence, board oversight of major transactions, shareholder activism and engagement, accounting standards and auditing updates. Some of our directors attended conferences during the year, including the EY Directors Summit, Lead Directors Network, Governance Professionals of Canada Annual Conference and the Rotman School of Business – Risk Summit and Financial Literacy Program, and one of our directors attended an MBA entrepreneurship and innovation course at Robert Kennedy College and York St. John University.

In 2018, management conducted or organized the education sessions noted in the following table. Management also provided information to directors on available courses. A key focus for 2018 was to provide regular updates at each quarterly Board meeting on changes in the competitive landscape, customer requirements, technology, industry developments, government relations and regulatory matters.

TELUS 2019 INFORMATION CIRCULAR • 48

CORPORATE GOVERNANCE

Date	Subject	Attendees[1]	Presented by
February 6 May 9 August 1 November 6

Updates on corporate governance, including emerging best practices, significant case law, developments and proposed amendments to Canadian and U.S. securities rules and regulations, and developments related to say on pay, shareholder engagement, cybersecurity oversight and disclosure

		Corporate Governance Committee	• EVP, Chief Governance Officer (former) • Senior Legal Counsel
February 6 May 9 July 31 November 6

Quarterly updates on audit committee governance such as trends in regulatory standards for auditor reporting, cyber-resilience and cybersecurity developments, IFRS 15, investor relations, GDPR, taxation changes, other accounting standards developments, and industry updates and challenges

		Audit Committee	• EVP and Chief Financial Officer (CFO) • Vice-President (VP), Risk Management and Chief Internal Auditor
February 6 May 9 August 1 November 6

Updates on topical issues relating to current trends, developments or best practices in the areas of pension governance, pension fiduciary obligations, pension investment matters, pension fund management, pension administration issues, accounting and actuarial rules and practices, and an annual update on pension law, including developments in the areas of case law, legislation, regulatory activity and pension reform

		Pension Committee	• VP, Investment Management • External consultant
February 6 to 7 May 9 August 1 to 2 November 6 to 7	Quarterly strategic context updates, including the competitive environment, regulatory updates, technological and industry developments, and peer performance	Entire Board	• CEO
May 9 August 1 November 6	Updates on compensation trends, including emerging best practices for executive compensation disclosure and regulatory developments	Compensation Committee	• External compensation consultant
November 6	Gender pay equity	Compensation Committee	• EVP, People and Culture, and Chief Human Resources Officer
May 9 July 31 November 6	Cybersecurity update	Audit Committee	• VP and Chief Security Officer
November 6	TELUS International update	Audit Committee	• EVP, Group President and Chief Corporate Officer • CFO, TELUS International
November 6	TELUS Health update	Audit Committee	• EVP, Group President and Chief Corporate Officer
February 6 to 7	Cybersecurity update	Entire Board	• VP and Chief Security Officer
July 31	Innovation Centre demonstration	Entire Board	• Innovation Centre Manager – Technology Strategy
August 1	Cybersecurity breach simulation	Entire Board

•       EVP, Technology Strategy and Business Transformation

•       VP and Chief Security Officer

•       VP, Chief Data and Trust Officer

•       VP, Corporate Citizenship and Communications

•       Chief Legal and Governance Officer

•       Senior Vice-President (SVP), Customer Experience

•       Chief Digital Officer

•       VP, Government Relations

November 7	Directors and officers liability insurance	Entire Board	• External legal counsel • Director, Risk Management
November 7	Spectrum 101 update	Entire Board	• EVP, Technology Strategy and Business Transformation
November 6	Board risk assessment and internal audit overview	Entire Board	• VP, Risk Management and Chief Internal Auditor
December 4	Developments in Canadian and U.S. securities class actions	Entire Board	• External legal counsel • EVP, Corporate Affairs, and Chief Legal and Governance Officer
December 4	Anti-bribery and corruption policy update	Entire Board	• VP, Chief Data and Trust Officer

1           Reference to attendance by the entire Board or by a specific committee means attendance by such members of the Board or committee who were in attendance as of the dates indicated above.

TELUS 2019 INFORMATION CIRCULAR • 49

CORPORATE GOVERNANCE

Ethical business conduct

TELUS has a code of ethics and conduct that applies to all TELUS team members (including directors, officers and employees), and which outlines the responsibilities, guidelines and ethical standards expected of all TELUS team members, including guidance and the disclosure requirements for actual or potential conflicts of interest. The code is available at telus.com/governance.

TELUS EthicsLine provides the public and our team members with a channel for submitting anonymous and confidential inquiries or complaints on ethical issues, internal controls or accounting issues. A summary of inquiries or complaints, as well as confirmed breaches, is reported on a quarterly basis to the Compensation Committee and the Audit Committee. Independence and accessibility of TELUS’ EthicsLine is facilitated by our third-party intake provider, EthicsPoint, to run the hotline and forward calls or reports received to the Ethics Office, and to forward any complaints relating to accounting and internal accounting controls to the Chief Legal and Governance Officer. EthicsPoint also forwards respectful workplace issues to the Company’s respectful workplace contact. TELUS team members and external callers from around the world can make an inquiry or complaint online or by phone 24 hours a day, seven days a week in a variety of languages. To measure our performance in this regard, we have established an integrity index, which uses results from our online learning course, internal team member surveys, external surveys of our customers and reported breaches of our policies. For more information on our integrity index, visit telus.com/sustainability.

Our Ethics Office offers team members assistance in ethical decision-making by providing guidance concerning our code of ethics and conduct. The Ethics Office also conducts investigations, establishes appropriate policies and guidelines on TELUS’ expected standards of business conduct, and takes action on complaints or inquiries to our EthicsLine. The Ethics Office oversees ethics training, including TELUS Integrity, a mandatory course for all TELUS team members and TELUS International team members, as well as for contractors with access to our information systems. The course combines ethics, respectful workplace, corporate security, privacy and other compliance-related modules. The Ethics Office requires each Board member, as well as each TELUS team member, to acknowledge annually that he or she has reviewed the code of ethics and conduct and understands the code’s expectations.

The VP, Risk Management and Chief Internal Auditor reports quarterly to the Compensation Committee and the Audit Committee on the results of any investigation of whistleblower, ethics and internal controls complaints received by the Ethics Office or by the Chief Legal and Governance Officer (as the case may be). The Compensation Committee and the Audit Committee are required to review the code of ethics and conduct jointly on an annual basis and recommend changes to the Board for approval, as appropriate. Waivers of the code of ethics and conduct are generally not granted. However, any waiver that is granted to an executive officer or director under the policy must be pre-approved by the Board or its delegate, which must be a Board committee, and, if appropriate, disclosed subject to restrictions under the TELUS policy on corporate disclosure and confidentiality of information. For all other employees, a waiver of the code of ethics and conduct must receive prior approval from the Chief Legal and Governance Officer, together with the VP, Risk Management and Chief Internal Auditor, and must be promptly reported to the Audit Committee. There have been no waivers to TELUS’ code of ethics and conduct requested or granted since the inception of the Ethics Office and code.

Under the British Columbia Business Corporations Act and the Articles, any director or executive officer who holds any office or possesses any property, right or interest that could result in the creation of a duty or interest that materially conflicts with the individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. A director who holds a disclosable interest in a transaction or contract into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve that contract or transaction.

Anti-bribery and corruption

In Canada, many of our businesses are regulated, and we therefore engage in a number of proceedings and government relations efforts at the federal, provincial and municipal levels. We also have a large number of significant service relationships with Canadian public-sector entities, typically resulting from open procurement processes. We do not provide any significant services to foreign public entities, except for certain wholesale and network supply agreements with wholly or partially state-owned carriers and vendors. Most of the wholesale agreements follow an industry standard form and all our suppliers must comply with our controls related to selection and conduct.

TELUS 2019 INFORMATION CIRCULAR • 50

CORPORATE GOVERNANCE

We have service centre operations in North America, Central America, Europe and Asia, and our dealings with public officials in the jurisdictions in which they are located are limited to regulatory reporting or licensing and permitting processes that allow for limited public discretion. These operations do not involve the provision of services to foreign public entities. We are also subject to a number of complex domestic and foreign tax laws and regulations that require us to continuously monitor, clarify and contest with public officials the application of these laws and regulations.

Since 2012, we have addressed anti-bribery and corruption risks through a risk-based framework that includes:

•          Senior management involvement and support: Senior leaders across TELUS were identified as responsible and accountable for making sure the anti-bribery and corruption compliance program is effectively implemented and consistently monitored. Senior executives set the tone to create a culture where bribery is unacceptable. TELUS also has a designated Chief Data and Trust Officer, whose role is to work across the enterprise to ensure that appropriate processes and controls are in place to facilitate legal compliance, and to report on compliance to the Audit Committee of the Board.

•          Corporate compliance policies and procedures: A specific anti-bribery and corruption policy was rolled out to the TELUS team in 2014 after being approved by the Board in 2013. In 2018, the policy was updated to reflect best practices and approved by the Board and the TELUS International (Cda) Inc. board of directors. The policy applies to all team members, including the Board. It outlines the expectations for all team members and third parties in relation to anti-bribery and corruption matters in Canada and abroad, and applies to all areas of TELUS’ business, including commercial activities in both the public and private sectors. Other relevant policies include a comprehensive code of ethics and conduct for our employees (as mentioned above), a supplier code of conduct, a business sales code of conduct, and expense and procurement policies.

•          Training and education: Our annual TELUS Integrity training highlights our zero-tolerance approach to bribery and corruption. Further targeted training continues to be provided through our business sales code of conduct and anti-bribery and corruption programs. The courses cover the processes and controls intended to mitigate such risks and include topics and scenarios that promote a deeper understanding of the material covered.

•          Incentives and consistent disciplinary procedures: Employees are notified that failure to act in accordance with the anti-bribery and corruption policy may subject them to disciplinary action, which may include dismissal. Annual performance objectives were created for employees responsible for implementing and monitoring the compliance program.

Shareholder engagement and say on pay

Our Board believes that regular communication is an important part of creating an open and constructive dialogue with our shareholders. To facilitate such engagement, in 2015, the Board amended its say-on-pay and shareholder engagement policy, restating it as two separate policies. The say-on-pay policy sets out the Board’s objectives and policies with respect to say on pay and compensation disclosure pertaining to executive compensation. The shareholder engagement policy outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board and which topics are appropriate for the Board to address. It also provides an overview of how management interacts with shareholders. A copy of our shareholder engagement policy is available at telus.com/governance.

We communicate with our shareholders and other stakeholders through various channels, including our annual and quarterly reports, management proxy circular, annual information form, sustainability report, news releases, website and presentations at industry and investor conferences.

TELUS 2019 INFORMATION CIRCULAR • 51

CORPORATE GOVERNANCE

Some of our long-standing shareholder engagement practices are outlined in the following table:

Event	Who we engage with	Who engages	What we talk about
Annual general meeting (in person and webcast)	Shareholders (retail and institutional)	• Chair of the Board and Board of Directors • CEO • Senior management as applicable	Business of the meeting (financial statements, director elections, advisory vote on executive compensation and other proposals for shareholder vote)
Quarterly earnings call (webcast)	Financial analysts and institutional shareholders	• CEO • EVP and CFO • Senior management

Most recently released financial and operating results for the quarter. Our February earnings conference call is also a guidance release where we report on our financial outlook for the coming year and provide an overview of business operations and strategies. Additionally it includes an open question and answer session. These calls are also available to retail shareholders on a listen-only basis via phone or webcast. The webcast, slides (if used), transcripts (if available) and audio replays are posted at telus.com/investors

News releases	Shareholders (retail and institutional), financial analysts and media	Senior management	Quarterly results and any major corporate developments that occur throughout the year
Industry conferences and executive tours (in Canada, the U.S. and Europe)	Financial analysts and institutional shareholders	• CEO • EVP and CFO • Senior management	Information that is publicly available, including business, strategy and operations
Regular meetings, calls and discussions	Shareholders (retail and institutional), brokers, financial analysts and media	Investor Relations	Responding to any inquiries received through the 1-800 investor line, ir@telus.com and ceo@telus.com mailboxes consistent with TELUS’ disclosure obligations
Ad hoc meetings	Shareholders (retail and institutional) and shareholder advocacy groups (e.g. the Canadian Coalition for Good Governance or CCGG)	• Chair of the Board and/or Chair of Corporate Governance or Compensation Committee (as applicable) • Senior management

Governance, executive compensation and any other topics within the Board’s mandate. In 2018, Dick Auchinleck, John Manley, Chair of the Corporate Governance Committee, along with our Chief Governance Officer met with representatives of the CCGG to discuss TELUS’ governance practices.

Our Board email inbox (board@telus.com) provides shareholders and other stakeholders with a channel for communicating directly with the Board on appropriate topics between annual meetings. Alternatively, shareholders and other stakeholders can also communicate with the Board by mail, marking the envelope as confidential, to (c/o TELUS’ Chief Legal and Governance Officer) 7th Floor, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3. The Board strives to respond to all appropriate correspondence in a timely manner. On a quarterly basis, the Corporate Governance Committee considers all communications sent to the Board inbox and reviews and considers responses in relation to corporate governance matters.

Throughout the year, we also respond to any shareholder concerns and letters we receive.

We encourage shareholders to contact the Board, and specifically members of the Compensation or Corporate Governance Committees, to discuss any concerns about our approach to executive compensation and corporate governance practices.

TELUS 2019 INFORMATION CIRCULAR • 52

COMMITTEE REPORTS

Audit Committee report

Committee members	2018 Committee highlights

David Mowat (Chair)[1]

(Audit Committee

financial expert)

Bill MacKinnon

Christine Magee[2]

Sabi Marwah

Claude Mongeau

(Audit Committee

financial expert)

Denise Pickett[3]

100% independent and

financially literate

The following sets forth highlights of the actions taken by the Committee in 2018:

Financial reporting

•           Received presentations from the CFO and made inquiries related to the quarterly and annual financial performance and operating results of the Company, including its reporting segments, relative to results in prior periods and investor expectations

•           Reviewed any changes to, or adoption of, significant accounting policies and significant estimates impacting the current and future reporting of the financial results of the Company

•           Reviewed and recommended to the Board for approval the public release and filing of the annual audited consolidated financial statements and quarterly unaudited condensed consolidated financial statements of the Company and those subsidiaries for which financial statements are publicly filed, including related news releases and Management’s discussion and analysis

•           Reviewed and recommended to the Board for approval key securities filings that contain financial information, including the annual information form and Form 40-F.

External auditors

•           Oversaw the work of the external auditors

•           Conducted an evaluation of the external auditors in accordance with Chartered Professional Accountants of Canada and Canadian Public Accountability Board protocols

•           Reviewed and approved the annual audit plan

•           Recommended to shareholders the appointment of external auditors

•           Reviewed and set the compensation of the external auditors

•           Reviewed and pre-approved all audit, audit-related and non-audit services provided by the external auditors or their affiliates.

Accounting and financial management

•           Reviewed and approved the Company’s major accounting policies, including alternatives and potential key management estimates and judgments and the Company’s financial policies and compliance with such policies

•           Reviewed quarterly financing reports, including the status of capital markets and the global availability of credit and implications for TELUS, industry and TELUS credit rating developments, hedging programs, pension funding updates and financing plans, and approved key treasury matters

•           Reviewed and recommended to the Board for approval the issuance of $600 million of senior unsecured 3.625% notes, Series CX, maturing in March 2028, an offering of $150 million through the re-opening of our 4.70% notes, Series CW, due in March 2048, the issuance of US$750 million of senior unsecured 4.60% notes due November 2048, and the early redemption in August 2018 of $1 billion of 5.05% notes, Series CG, due December 4, 2019

•           Reviewed and recommended to the Board for approval the renewal of the Company’s normal course issuer bid

•           Reviewed and recommended to the Board for approval increases to the Company’s dividend

•           Reviewed quarterly reports on derivatives, guarantees and indemnities

•           Received quarterly reports regarding taxation matters, including an analysis of the tax expense, any tax adjustments and tax morality

•           Reviewed significant capital expenditures.

4

meetings in 2018

At each quarterly meeting, the Committee has the opportunity to meet separately in-camera with each of the Chief Financial Officer (CFO), Chief Internal Auditor and external auditors. In addition, it holds an in-camera session without management present at each meeting.

1        David Mowat became Chair of the Audit Committee on May 10, 2018.

2        Christine Magee became a member of the Audit Committee on August 2, 2018.

3        Denise Pickett became a member of the Audit Committee on November 1, 2018.

TELUS 2019 INFORMATION CIRCULAR • 53

COMMITTEE REPORTS

Audit Committee report (continued)

The Board has determined that David Mowat and Claude Mongeau are audit committee financial experts and have accounting or related financial management expertise as defined by applicable securities laws. No member of the Committee serves simultaneously on the audit committee of more than three public companies. Information regarding the education and experience of the Committee members is contained in our annual information form for the year ended December 31, 2018 and hereunder in the Director profiles section.

Internal controls and disclosure controls

•           Reviewed and approved the internal audit program to provide assurance regarding risk exposures and internal controls

•           Reviewed quarterly reports on internal audit activities

•           Reviewed Internal Audit’s evaluation of the internal control systems and risk mitigation progress

•           Met regularly with the Chief Internal Auditor without management present

•           Monitored the adequacy of the resources and the independence and objectivity of the internal audit function

•           Reviewed quarterly the results of the SOX 302 certifications by key stakeholders in the financial reporting and disclosure controls processes to provide reasonable assurance and confidence to the President and Chief Executive Officer (CEO) and CFO

•           Received and reviewed management’s quarterly reports on activities to ensure SOX 404 compliance for the 2018 financial year

•           Considered reports from the Chief Data and Trust Officer and the Chief Legal Officer on matters relating to compliance with laws and regulations

•           Received and considered quarterly reports regarding the receipt, investigation and treatment of whistleblower, ethics and internal controls complaints.

Enterprise risk governance

•           Reviewed the results of management’s annual risk assessment (and quarterly updates thereto), including identification and prioritization of key enterprise risks, engagement of executives to mitigate risk exposures, perceptions of risk appetite by key risk category, management’s perceptions of the Company’s resilience for key risks and key risk mitigation strategies

•           Reviewed security reports and reports on management’s approach to safeguarding corporate assets and information systems

•           Received and considered quarterly reports on litigation matters and business continuity planning

•           Reviewed results of management’s annual fraud risk assessment

•           Received periodic presentations on risk mitigation strategies from certain executive key risk owners.

Audit Committee related governance

•           Reviewed the policy on corporate disclosure and confidentiality of information and recommended changes to the Board for approval

•           Received and reviewed with management updates throughout the year regarding changing governance-related laws, rules and emerging best practices, and implications of the proposals of Canadian and U.S. regulators

•           Reviewed and recommended to the Board for approval our 2018 code of ethics and conduct.

Signed, the members of the Audit Committee

David Mowat (Chair)	Bill MacKinnon	Christine Magee

Sabi Marwah	Claude Mongeau	Denise Pickett

TELUS 2019 INFORMATION CIRCULAR • 54

COMMITTEE REPORTS

Corporate Governance Committee report

Committee members	2018 Committee highlights

John Manley (Chair) Lisa de Wilde Kathy Kinloch[1] Sabi Marwah Claude Mongeau[1] 100% independent

Commitment to best practices in corporate governance

•           Conducted an annual assessment of the independence and financial literacy of directors and made recommendations to the Board, which made the final determinations

•           Received quarterly updates on changing laws, rules and regulations in both Canada and the United States, corporate governance initiatives taken by Canadian and U.S. securities regulators and other stakeholders, and emerging best practices and their implications for the Company

•           Reviewed reports on corporate social responsibility and the sustainability report

•           Evaluated the adequacy of our say-on-pay policy and shareholder engagement practices

•           Continued the ongoing education program for all directors.

Board and committee succession planning

•           Recommended the implementation of our committee succession planning with the transition of David Mowat to Chair of the Audit Committee (in light of Bill MacKinnon’s retirement at this meeting)

•           Recommended changes to committee membership to give the following directors the opportunity to serve on different committees and to be exposed to different facets of the Company – Marc Parent joined the Pension Committee and the Human Resources and Compensation Committee, Kathy Kinloch joined the Corporate Governance Committee and the Human Resources and Compensation Committee, and Claude Mongeau joined the Corporate Governance Committee in addition to remaining on the Audit Committee

•           Oversaw the recruitment and appointment of two new directors, Christine Magee in August 2018 and Denise Pickett in November 2018, both of whom have the gender diversity and retail/customer experience attributes identified by the Committee in its director search based on the results of an annual review of the Board’s skills matrix and gap analysis

•           Conducted an annual review of the succession planning process for the Chair and committee chairs.

Diversity

•           Attained our Board diversity target of 30 per cent diverse members and 30 per cent of each gender by the end of 2018. Currently 50 per cent of our independent director nominees are diverse (six nominees) and 42 per cent are women (five nominees)

•           Extended our commitment to gender diversity by signing the Catalyst Accord 2022, which pledges to increase the average percentage of women on boards and in executive positions in Canada to 30 per cent or greater by 2022

•           Conducted an annual review of the Board diversity policy and approved maintaining a diversity and gender target at 30 per cent of our independent directors.

Annual Board evaluation – Committee and Chair assessments

•           Reviewed and approved the 2018 Committee evaluation process and surveys for evaluating Committee and Committee Chair performance (conducted every other year), as well as a peer evaluation (conducted annually), and reviewed the results of the surveys

•           Conducted a Chair and CEO as Board director survey (conducted every other year)

•           Developed and will monitor implementation of an action plan to prioritize items identified during the evaluation process.

4 meetings in 2018 At each meeting, the Committee holds an in-camera session without management present.

Signed, the members of the Corporate Governance Committee

1 Kathy Kinloch and Claude Mongeau became members of the Corporate Governance Committee on May 10, 2018.	John Manley (Chair)	Lisa de Wilde	Kathy Kinloch

	Sabi Marwah	Claude Mongeau

TELUS 2019 INFORMATION CIRCULAR • 55

COMMITTEE REPORTS

Pension Committee report

Committee members	2018 Committee highlights

Stockwell Day (Chair) Ray Chan Lisa de Wilde John Manley Marc Parent[1] 100% independent

Orientation

•           An orientation session was held for Marc Parent, which focused specifically on the roles and responsibilities of the Committee and its various governance practices.

Asset liability study

•           Conducted an asset liability study of the Pension Plans to facilitate a better understanding of strategy and policy choices for funding, investment, risk transfers, contribution holidays and benefit enhancements

•           The study made a number of recommendations, most notably (i) to have plan-specific asset allocations to be achieved through the creation of a second master trust, and (ii) to amend the funding policy for the defined benefit pension plans to improve the clarity on contribution and benefit decisions when in a funding surplus

•           These recommendations will be implemented over the next few years.

Governance and oversight of Pension Plans

In accordance with its mandate, the Committee approved the appointments of the auditor and actuary for certain of the Pension Plans. As well, the Committee received, reviewed or approved, as required, the following:

•           The Defined Benefit Pension Plans’ investment goals and objectives and long-term asset mix policy

•           An annual report, including annual financial statements and audit reports prepared by the external auditors, for each of the Defined Benefit Pension Plans

•           An audit scope report

•           An annual update on developments in pension law

•           Reports from the actuary of the Pension Plans, including the assumptions and results

•           Pension Plan budgets, including Plan expenses and peer plan results

•           Quarterly and annual investment results measured against plan benchmarks and liabilities and including an in-depth review of a feature asset class at each meeting

•           Pension Plan insurance coverage

•           Management’s self-assessment of internal controls

•           Reports confirming compliance with Pension Plan ethical standards, investment policies and procedures, derivative policies and legislation

•           Investment manager performance assessments

•           Reports on the investment strategy and risk assessment

•           Review of the membership statistics and investment program for the Defined Contribution Pension Plans

•           A cost of living adjustment grant for the TELUS Corporation Pension Plan

•           Management presentations on the topics of Governance Survey and Pension Investment’s four-year strategic plan

•           Presentation by service providers on asset liability studies and the world economy.

4

meetings in 2018

At each meeting, the Committee meets in-camera with the TELUS Senior Vice-President and Treasurer, and also in-camera without management present. The Committee also meets annually with Pension Plan auditors without management present.

Signed, the members of the Pension Committee

1 Marc Parent became a member of the Pension Committee effective November 6, 2018.	Stockwell Day (Chair)	Ray Chan	Lisa de Wilde

	John Manley	Marc Parent

TELUS 2019 INFORMATION CIRCULAR • 56

COMMITTEE REPORTS

Human Resources and Compensation Committee report

Committee members	2018 Committee highlights

Mary Jo Haddad (Chair) Ray Chan Stockwell Day Kathy Kinloch[1] Marc Parent[2]

Succession planning

In 2018, the Committee continued to invest significant time focusing on the succession planning process and discussing the CEO and Executive Leadership Team (ELT) (all EVPs who are appointed officers of the Company) positions. In addition, the top talent and future leaders across the organization were reviewed.

All ELT succession plans were reviewed with the Committee. These plans highlight immediate and emergency or interim successors, as well as a deep pipeline of next-generation leaders. Top talent successors are candidates with extensive expertise, an understanding of our culture and proven track records in a number of key roles across our business. In line with our diversity and inclusiveness goals, the strong leadership pipeline also reflects the diversity of our customers, communities and team members. As result of this review, Zainul Mawji was appointed as President, Home and Small Business Solutions and Jim Senko was appointed as President, Mobility Solutions in October 2018. The timing of these appointments came as a result of David Fuller’s decision to leave TELUS in January 2019 to allow for transition of his portfolio to Zainul and Jim.

Given the importance of CEO succession, which is one of the highest priorities for the Board, the succession planning process and plan, as well as the candidates for this role, were discussed with the entire Board in great detail. Candidates for the CEO position were assessed relative to their leadership capabilities, sustained operational results and proven ability to drive strategy. The Board and CEO recommended additional development opportunities, mentorship and enhanced responsibilities to accelerate candidates’ growth. The Board’s review of the succession plan for the CEO is also discussed on page 36.

Compensation philosophy

The Committee reviewed the compensation philosophy and guidelines for executives by assessing:

•           The comparator group used for ELT compensation benchmarking

•           Our target pay positioning within the comparator group

•           The linkage of the executive compensation philosophy and incentive plans to the Company’s financial and non-financial performance and business strategy

•           The alignment with our compensation philosophy that applies to all team members

•           The mix of compensation vehicles used to deliver ELT compensation.

CEO compensation and performance

•           Reviewed and recommended to the Board for approval the CEO’s compensation, based on its evaluation of his performance and its review of the design and adequacy of CEO compensation, as well as a consideration of market trends and data

•           Reviewed and recommended to the Board for approval the granting of long-term incentive (LTI) awards to the CEO (in respect of 2018 performance)

•           Reviewed and approved the corporate goals and objectives relevant to CEO compensation (personal performance objectives and corporate scorecard)

•           Assessed the performance of the CEO, with the input of the full Board

•           Reviewed and recommended to the Board for approval the size of the performance bonus profit-sharing pool allocation for the CEO

•           Reviewed and approved the expenses of the CEO and his office staff

•           Reviewed and recommended to the Board for approval the payouts resulting from the approved payout factors in respect of the 2016 performance-contingent restricted share units (RSUs) that vested in 2018

•           Reviewed and recommended to the Board for approval the performance criteria for performance-contingent RSUs granted in respect of 2018 performance.

100% independent

The Board has determined that all members of the Compensation Committee meet the compensation committee independence requirements of the New York Stock Exchange (NYSE).

This Committee has a formal policy limiting the number of currently serving CEOs of other public companies on the Committee to no more than one-third of its members.

4 meetings in 2018

At each meeting, the Committee meets in-camera with the Executive Vice-President (EVP), People and Culture and Chief Human Resources Officer and also in-camera without management present. The Committee also meets with the executive compensation consultant without management present at each meeting.

1 Kathy Kinloch became a member of the Compensation Committee effective May 10, 2018.
2 Marc Parent became a member of the Compensation Committee effective November 6, 2018.

TELUS 2019 INFORMATION CIRCULAR • 57

COMMITTEE REPORTS

Human Resources and Compensation Committee report (continued)

ELT compensation and performance

•           Reviewed and approved the appropriate compensation for executives other than the CEO, after considering market trends and data

•           Reviewed and recommended to the Board for approval the aggregate dollar amount of RSU awards for the ELT (in respect of 2018 performance)

•           Reviewed the CEO’s evaluation of the performance of each executive

•           Reviewed and approved the compensation of individual executives

•           Reviewed and approved the payouts resulting from the approved payout factors in respect of the 2016 performance-contingent RSUs that vested in 2018

•           Reviewed and approved the performance criteria for the performance-contingent RSUs granted in respect of 2018 performance.

Performance bonus plan

•           Reviewed and recommended to the Board for approval the 2018 performance bonus pool size

•           Reviewed and approved the 2018 corporate scorecard (targets at the beginning of the year and the final scorecard multiplier after year-end)

•           Reviewed the degree of stretch in the financial targets on the corporate scorecard for compensation purposes and validated the measures relative to financial reporting.

Equity plans

•           Reviewed and approved the payout factors associated with the performance-contingent RSUs that were granted in 2016 and vested on November 20, 2018

•           Reviewed and recommended to the Board for approval the total spend on annual grants of RSUs to management below the ELT level under the Restricted Share Unit Plan for 2018 performance

•           Received updates on the share ownership of each ELT member relative to established ownership targets

•           Approved the total annual grants of executive performance share units (EPSUs) to ELT members and management performance share units to management under the Performance Share Unit Plan for 2018 performance

•           Reviewed and recommended to the Board for approval the replenishment of a discretionary pool of RSUs that the CEO has the authority to grant to non-executive management for reward, retention and recognition purposes, subject to the parameters specified by the Compensation Committee

•           Monitored the actual 2018 discretionary grants under the Restricted Share Unit Plan to certain members of non-executive management for reward, retention or recognition purposes

•           Received reports on the status of the share option reserves.

Governance

•           Reviewed and approved a more streamlined Compensation Committee annual work plan, designed to give the Committee more time to focus on strategic issues

•           Reviewed and approved an independent assessment conducted by Meridian Compensation Partners LLC (Meridian) of the key compensation parameters to determine the extent to which there are appropriate mitigation safeguards in place

•           Reviewed and recommended to the Board for approval the proposed appointment of individuals as executives and as corporate officers of the Company

•           Reviewed and approved the annual work plan, budget and fees, engagement agreement and independence letter for Meridian

•           Received regular updates from management and Meridian on compensation matters, and considered proposed and new Canadian and U.S. regulatory requirements, as well as evolving best practices, on executive compensation

•           Received compliance reports on a quarterly basis from the Respectful Workplace Office, which include an overview of relevant education and training activities and analysis of complaints related to discrimination, harassment (including sexual harassment) and bullying

•           Received compliance reports on a quarterly basis in respect of business ethics at the Company, conducted an annual review of our code of ethics and conduct, and recommended changes to the Board for approval

TELUS 2019 INFORMATION CIRCULAR • 58

COMMITTEE REPORTS

Human Resources and Compensation Committee report (continued)

•           Considered reports on our business continuity planning, including work stoppage, pandemic and disaster recovery plans for the first and second quarters; thereafter the review of business continuity disaster recovery plans was assumed by the Audit Committee as part of its risk review

•           Reviewed reports on employee health and safety programs, gender pay practices, and an internal audit of the Company’s sales incentive program

•           Received an annual labour relations update from management

•           Received an annual team engagement update from management

•           Reviewed and amended various executive policies.

Public disclosure

•           Reviewed and approved for publication this report of the Compensation Committee, and the compensation discussion and analysis that follows.

Signed, the members of the Compensation Committee

Mary Jo Haddad (Chair)	Ray Chan	Stockwell Day

Kathy Kinloch	Marc Parent

TELUS 2019 INFORMATION CIRCULAR • 59

EXECUTIVE COMPENSATION AT TELUS

61	Report to shareholders

64	Compensation discussion and analysis
	64	Key compensation principles
		64	We pay for performance
		65	We promote sound risk-taking
		66	We balance the short, medium and long term
		67	We reward contribution
		67	We align compensation with corporate strategy
		68	We align compensation with long-term shareholder value
		68	We align our pay practices across the organization
	69	Board oversight and compensation governance
		69	The Compensation Committee
		69	Compensation Committee experience
		70	Compensation Committee advisors
	71	Compensation elements
		71	Total compensation at a glance
	72	2018 approach to compensation
		72	Base salary methodology
		72	At-risk incentive pay components
		72	At-risk pay: Annual performance bonus
		74	At-risk pay: Medium-term incentives
		75	At-risk pay: Long-term incentives
		78	At-risk pay: Other considerations

	79	Benchmarking
	81	2018 actual compensation paid to named executive officers
	92	Performance graph and CEO compensation
	94	Clawback policy
	94	Share ownership requirement
	95	Executive shareholdings and total equity summary
	95	Conclusion

96	Executive compensation summary
	96	Summary compensation table
	98	Incentive plan awards
	99	Benefits and perquisites
	99	TELUS Pension Plan
	101	Employment agreements

TELUS 2019 INFORMATION CIRCULAR • 60

EXECUTIVE COMPENSATION AT TELUS

Report to shareholders

To our shareholders,

On behalf of the Board of Directors, I am pleased to share with you an overview of our approach to compensation and how it connects directly to our performance. At TELUS, our goal is to share information that is clear and relevant with our shareholders, in order to help you both understand and evaluate our compensation program. We invite you to review the following information to gain a greater understanding of our executive compensation decisions in 2018.

Our philosophy

Our overall philosophy for executive compensation is simple – we pay for performance. This philosophy has remained consistent since 2000, in line with our corporate growth strategy. We believe that executive compensation should have a direct connection to the actual contribution our executives make to the achievement of our overall business objectives and corporate success.

TELUS’ compensation practices and risk governance

We believe that a good compensation program is defined by two key features: strong governance and rewards for appropriate risk-taking by executives to create value for shareholders. TELUS has a deep history of adopting best practices based on the interests of our investors and emerging best practice trends in respect of corporate governance. We have a strong governance process with an independent Human Resources and Compensation Committee (Compensation Committee), which in turn engages an independent compensation consultant.

Our external consultant Meridian Compensation Partners LLC (Meridian) conducts an independent review of compensation programs, plans and policies at TELUS – with input and involvement from management – to assess whether these may create or encourage risks that are reasonably likely to have a material adverse effect on the Company. The table below provides an overview of Meridian’s assessment of TELUS’ programs relative to their compensation risk assessment checklist. For each category assessed, Meridian concluded that TELUS’ pay programs and policies balance, neutralize or mitigate risk.

Risk category	Assessment	Commentary
Pay philosophy and governance	No or neutral risk	• TELUS has a clearly stated pay philosophy, and a strong governance and oversight culture.
Pay structure, mix and vesting periods	No or neutral risk

• TELUS’ program is well balanced. Current vesting of all medium-term (executive performance share units or EPSUs) and long-term (time-based restricted share units (RSUs) and performance-contingent RSUs) incentive awards occurs within a period of approximately three years.

• Annual grants have overlapping vesting cycles, along with post-retirement holding requirements.
• TELUS has stringent share ownership requirements and only considers actual share ownership (as opposed to including unvested RSUs and EPSUs).
Performance metrics and measurement	No or neutral risk	• Strong process and rigour around performance scorecard/ assessment (along with profit-based funding controls for incentives).
Risk mitigation practices (e.g. incentive clawbacks, hedging, share ownership requirements)	No or neutral risk	• Program is consistent with best practice.

TELUS executive compensation is effectively managed within the framework of balanced business risk tolerance established by the Board of Directors. At each year’s strategic advance meeting, the full Board sets the strategic direction, which flows through the corporate scorecard, within established risk management constraints of the organization taking into consideration the risks associated with that direction.

Linking pay and performance

Corporate and individual performance is foundational to our executive compensation program – actual payouts are strongly aligned with the achievement of TELUS’ performance objectives and our strategic priorities. Compensation is targeted at the 50th percentile within the markets where TELUS competes, with Company and individual performance driving at-risk compensation payouts up or down. The majority of Executive Leadership Team (ELT) (all Executive Vice-Presidents (EVPs) who are appointed officers of the Company) compensation is considered at-risk because its value is based on specific performance criteria and payout is not guaranteed. Operational and financial performance metrics are used for both the annual bonus and long-term incentive plans. We continuously review the relationship between pay and performance, both at the corporate level via the corporate scorecard and at the individual executive level, for annual incentive pay and for the performance granting of annual long-term incentives (LTIs).

TELUS 2019 INFORMATION CIRCULAR • 61

EXECUTIVE COMPENSATION AT TELUS

2018 performance and key compensation decisions

TELUS’ 2018 results reflect our team’s consistent focus on our customers first priority and the progression of our long-standing and proven strategy, which contributed to solid operational and financial results in 2018, including the following accomplishments:

•           TELUS’ unwavering dedication to our customers is evidenced by a number of successes in 2018, including:

•           Ending the year with 13.4 million customer connections, including 534,000 new postpaid wireless, high-speed Internet and TV customers.

•           Earning industry-leading customer loyalty, with 2018 marking the fifth consecutive year in which TELUS achieved postpaid wireless churn below one per cent.

•           Celebrating TELUS’ 100th TELUS PureFibreTM connected community, closing the year having connected 61 per cent of our high-speed broadband footprint in British Columbia, Alberta and Eastern Quebec directly to our fibre-optic network.

•           Connecting Canadians quickly and reliably, as evidenced by our consistent recognition in network excellence, which was noted in four major mobile network reports from OpenSignal, J.D. Power, PC Mag and the consumer-initiated Ookla Speedtest.

•           TELUS’ total shareholder return has outperformed both the Toronto Stock Exchange’s S&P/TSX Composite Index and the MSCI World Telecom Services Index (MSCI Index):

•           TELUS shareholders received $2.10 of dividends declared per share. Taking into account reinvestment of dividends from our industry-leading dividend growth program, which targets annual dividend increases in the range of seven to 10 per cent from 2017 through to the end of 2019, TELUS’ total shareholder return was relatively flat (at negative one per cent) in 2018. This is in contrast to the MSCI Index and the S&P/TSX Composite Index, which were both at negative nine per cent during the same period.

•           TELUS’ two-year total shareholder return since December 31, 2016 has been 16 per cent, in contrast to the S&P/TSX Composite Index return of negative one per cent and the MSCI Index return of negative three per cent.

•           Since the beginning of 2000 through to March 11, 2019, TELUS has generated a total shareholder return of 465 per cent, more than 250 points higher than the return for the S&P/TSX Composite Index of 208 per cent and overshadowing the MSCI Index return of two per cent over the same period.

•           In 2018, we achieved three of our four consolidated targets for the ninth consecutive year:

•           We achieved consolidated revenue growth of 7.2 per cent to $14.4 billion, exceeding our target of four to six per cent.

•           Adjusted EBITDA grew by 4.9 per cent to $5.25 billion, meeting our target of three to six per cent growth. (Adjusted EBITDA is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. See Section 11 of Management’s discussion and analysis in the TELUS 2018 annual report for details on how we calculate Adjusted EBITDA.)

•           Our 2018 basic earnings per share (EPS) of $2.68 increased 1.9 per cent and met our target of up to six per cent growth.

•           Capital expenditures of $2.91 billion exceeded our target of approximately $2.85 billion due to a continued focus on strategic investments in our broadband infrastructure.

•           Throughout 2018, TELUS, our team members and retirees continued to give back, contributing $150 million to charitable and community organizations, volunteering one million hours of caring and motivating 36,000 volunteers to participate in our 13th annual TELUS Days of Giving®. Importantly, the newly launched TELUS Friendly Future FoundationTM will give vulnerable kids a friendlier future in a challenging world through better access to health and educational opportunities, enabled by technology. TELUS donated an unprecedented $120 million to the Foundation.

Notwithstanding the achievements highlighted above, 2018 was also a year characterized by heightened competitive activity and cost efficiency expectations for TELUS, which had an effect on our achievement of corporate scorecard targets, resulting in a 2018 corporate scorecard multiplier of 0.70 (as compared to 0.71 for 2017).

Taking into consideration the competitively intense year we experienced while also effectively balancing the interests of our team members and shareholders, all management professional team members (including the ELT) will receive a portion of their 2018 performance bonus in the form of performance share units (PSUs) or EPSUs.

CEO 2018 total direct compensation

President and Chief Executive Officer (CEO)	2018		2017	2018/2017	2018/2017
Total direct compensation (TDC)[1]	TDC ($)		TDC ($)	$ change	% change
Base salary	1,375,000		1,375,000	–	–
Performance bonus	669,798	[2]	645,565	24,233	3.8
EPSU[3]	644,535	[4]	645,565	(1,029)	(0.2)
RSU	9,000,000		8,750,000	250,000	2.9
Total direct compensation	11,689,333		11,416,130	273,204	2.4

1         Includes base salary, annual performance bonus, EPSUs and RSUs (to be granted on August 15, 2019 in respect of 2018 performance).

2         Consists of $524,190 for performance bonus (in cash) and $145,608 for the portion of the performance bonus paid in EPSUs.

3         EPSUs are typically paid in cash for the CEO in light of his significant shareholdings.

4         Comprises $504,419 for the EPSU grant (paid in cash for the CEO) and $140,116 for the portion paid in EPSUs.

TELUS 2019 INFORMATION CIRCULAR • 62

EXECUTIVE COMPENSATION AT TELUS

The total direct compensation for Darren Entwistle in 2018 was $11,689,333, representing an increase of $273,204 or 2.4 per cent from his total direct compensation in 2017. The increase in Darren’s 2018 direct compensation was primarily due to a higher RSU grant.

2018 named executive officer compensation

Total direct compensation for the named executive officers (NEOs) (including the CEO, but excluding David Fuller, who left the Company on January 31, 2019) decreased slightly by $10,063 from 2017. The overall decrease in their compensation is attributable to the following factors:

•           An increase of $9,821 in base salary amounts (Doug French’s first full year at base salary of $600,000 vs 2017 base salary of $590,179)

•           An increase of $30,116 in performance bonus and EPSU amounts, driven by a larger 2018 performance bonus pool

•           A decrease of $50,000 in annual RSUs.

Total compensation (total direct compensation plus all other compensation and pension amounts) for the NEOs other than David (including the CEO) decreased in 2018 by $2,777,144 or 11 per cent when compared to 2017. This overall decrease is mainly attributable to the factors mentioned above, as well as to lower pension values in 2018 in a decreased amount of $2,752,000 (pension values were significantly higher in 2017, as Doug became a member of the Supplemental Retirement Arrangement, resulting, in part, in the granting of several years of past service not previously recognized).

Further details on the compensation paid to our CEO and other NEOs are available starting on page 81.

Looking ahead to 2019

We continually monitor market trends and best practices and are confident that our programs are aligned with your expectations and our pay-for-performance philosophy. In 2019, we will make the following changes to our approach to executive compensation:

•           Consistent with the approach taken for the entire TELUS team, after a two-year salary freeze, we intend to resume base salary increases for our executive team, where appropriate.

•           We will change the methodology we use to calculate total customer connections with respect to our performance-contingent RSUs to more closely align with our annual budgeting process and business strategies. This change in methodology will apply to the performance-contingent RSU grants that will be made in 2019, in respect of 2018 performance.

•           We will introduce a business unit component to the performance bonus program to more closely align payouts under the plan with the efforts of team members, while still maintaining a one-team philosophy.

We are firmly committed to providing you with comprehensive and relevant information regarding our executive compensation program. We encourage you to review the following pages, which provide a much more detailed explanation of our methodologies and the actual pay of our executives. We invite you to share any direct feedback with your Board at board@telus.com.

Sincerely,

Mary Jo Haddad

Chair, Human Resources and Compensation Committee

On behalf of the TELUS Board of Directors

TELUS 2019 INFORMATION CIRCULAR • 63

EXECUTIVE COMPENSATION AT TELUS

Compensation discussion and analysis

The following is a discussion of TELUS’ executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to TELUS executives for their 2018 performance.

Key compensation principles

TELUS pays for performance. We establish a clear and direct linkage between compensation and the achievement of business objectives – in the short, medium and long term – by providing an appropriate mix of fixed versus at-risk compensation, and immediate versus future income linked to our share price performance.

We link executive pay to actual performance to ensure compensation is aligned with shareholder value.

The Human Resources and Compensation Committee’s (Compensation Committee’s) primary focus is to maintain an executive compensation program that supports the achievement of three objectives:

•    To advance our business strategy

•    To enhance our growth and profitability

•           To attract and retain the key talent necessary to achieve our business objectives.

The Compensation Committee utilizes both a market-based and performance-based approach to compensation. An executive’s compensation is based on his or her personal performance, together with corporate performance and position within a range determined with reference to market compensation data.

Linking executive pay to actual performance ensures that executive compensation is aligned with shareholder value. This includes the compensation of our President and Chief Executive Officer (CEO) and the members of our Executive Leadership Team (ELT) (all Executive Vice-Presidents (EVPs) who are appointed officers of the Company).

1. We pay for performance

Components of variable
ELT target pay mix	CEO target pay mix	compensation		Performance metrics
		Short-term	Annual performance bonus (cash)	Combination of corporate scorecard results and achievement of individual personal performance objectives

		Medium-term	Executive performance share units (EPSUs)	Same metrics as annual bonus for grants, plus subsequent share price performance

		Long-term	Restricted share units (RSUs)	Individual performance for grant levels, plus subsequent share price performance, and half are also based on relative total shareholder return and total customer connections

75% of ELT and 85% of CEO compensation is variable, dependent on performance. Compensation consists mainly of the variable compensation tied to TELUS’ financial and stock market performance.

TELUS 2019 INFORMATION CIRCULAR • 64

EXECUTIVE COMPENSATION AT TELUS

2. We promote sound risk-taking

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of TELUS’ compensation program that help to manage and mitigate risk in executive compensation:

WHAT WE DO

                      Independent Compensation Committee – All members of our Compensation Committee are independent, including in accordance with the additional standards for compensation committees in the New York Stock Exchange (NYSE) Company manual

                      Independent consultant – We use an external independent executive compensation consultant to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices and governance principles

                      Pay for performance – At-risk pay is 75% of total direct compensation for the ELT and 85% of total direct compensation for the CEO, and therefore linked to the performance of the Company

                      Caps on payouts – Incentive opportunities are capped to avoid excessive payouts and are in line with market practices

                      Balanced performance metrics – Our performance metrics are well communicated and regularly monitored through the corporate scorecard, and include multiple measures to avoid the achievement of a performance metric at the expense of the business more generally

•     At target, only 12.5% of an ELT member’s pay (annual performance bonus) is tied to short-term results, with 12.5% being tied to medium-term results and 50% in the form of long-term incentives (LTIs). For the CEO, only 9% of pay is tied to short-term results, with 9% being tied to medium-term results and 67% in the form of LTIs

•     The annual performance bonus pool is based on a percentage of earnings before interest and taxes (EBIT), ensuring that payouts are based on profitability

•     Fifty per cent of LTI awards are subject to performance-vesting criteria

                      Balance between short-term and long-term incentives – Reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share appreciation

                      Stress-testing of targets – Targets for performance metrics in the corporate scorecard are stress-tested and generally made more difficult to attain each year to promote continuous stretch and performance improvement year over year

                      Overlapping performance periods – Within our long-term incentive program, this overlap ensures that executives remain exposed to the risks of their decision-making and risk taking through their unvested equity and the shares that they are required to own

                      Clawback policy – Allows the Compensation Committee to recoup an executive’s incentive compensation in the event of a material misrepresentation or material error in the financial statements, misconduct and overpayment of incentives attributable to the restated financials

                      Insider trading policy and process – The CEO and executive officers are required to pre-clear all trades to protect against insider trading and trading during blackout periods

                      Stringent share ownership requirements – In place for our executives (CEO – 7x base salary, ELT – 3x base salary)

                      Hold period after retirement – Requirement to continue to hold a number of shares equal to the share ownership requirement for one year following retirement

WHAT WE DO NOT DO

                        Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk-alignment in our equity ownership requirements

                        Maintain or reduce performance target levels for incentive plans. Steadily increasing performance levels must be achieved to realize payouts year after year

                        Guarantee a minimum level of vesting for our performance- contingent RSUs

                        Offer single-trigger change in control rights to executives

                        Include unvested RSUs, performance share units (PSUs) and unexercised options (if any) in the calculation of share ownership targets

                        Offer excessive severance. The CEO has a three-month severance (except in the case of change of control or disability, which provide a 24-month severance); all other ELT members have an 18-month severance

                        Over-emphasize any single performance metric

                        Guarantee annual base salary increases or bonus payments

                        Offer excessive perquisites

TELUS 2019 INFORMATION CIRCULAR • 65

EXECUTIVE COMPENSATION AT TELUS

An important part of the Compensation Committee’s risk oversight activities is a mandatory annual review of the linkage between our pay practices and risk. In 2018, Meridian Compensation Partners LLC (Meridian), the Compensation Committee’s independent executive compensation consultant, was engaged to provide an external perspective. Meridian concluded that there are appropriate measures in place that mitigate or balance any potential for undue risk-taking. Meridian based its assessment on a scorecard that reviewed 51 dimensions across the following four categories:

•         Pay philosophy and governance

•         Pay structure

•         Performance metrics/measurement

•         Risk mitigation practices.

In addition, in 2018, we completed an internal review of select sales incentive programs throughout the organization. The scope of the review included: structure, authority and responsibility; performance measures and monitoring; and commitment to competence, integrity and ethical values. Based on the review, we concluded that there are robust oversight and governance frameworks in place across the sales programs reviewed, strong monitoring controls, and a culture of integrity supported by the code of ethics and conduct, the sales code of conduct and our EthicsLine.

After considering the results of the assessment and internal review, the Compensation Committee did not identify any risks arising from the Company’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Company.

Our compensation risk assessment did not identify any risks in relation to our compensation policies and practices that would have a material adverse effect on the Company.

3. We balance the short, medium and long term

Our program features a well-balanced mix of fixed and variable pay elements, with layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles.

LTIs (three-year cliff-vested performance-contingent RSUs and three-year cliff-vested time-based RSUs) are granted on an annual basis, providing a continuous overlapping vesting schedule versus a one-time event when an extraordinarily large grant vests and an executive can cash out. In addition, medium-term incentives (EPSUs) do the same.

This approach ensures that our executives’ interests are not solely tied to success in any one single performance period.

Overlapping performance periods and vesting provide a hedge against excessive risk-taking.

TELUS 2019 INFORMATION CIRCULAR • 66

EXECUTIVE COMPENSATION AT TELUS

4. We reward contribution

TELUS utilizes both a market-based and performance-based approach to compensation. Our compensation structure is established based on benchmarking relative to a select comparator group made up of competitors of TELUS and companies in other Canadian industries of appropriate size compared to that of the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also use a U.S.-based comparator group as a secondary reference point.

However, an executive’s actual compensation may be positioned above or below the market benchmark, based on his or her personal level of responsibility, expertise, competence, experience and performance.

Of note, LTI grant levels are performance-differentiated and are based on the executive’s in-year performance and future potential. The Board deems this performance-based approach to granting LTIs to be a best practice, in contrast to typical practice, where LTIs are granted based on market benchmarks only.

Compensation is established based on level of responsibility, expertise, competence, experience and performance, and is compared to a peer group consisting of competitors and companies in other Canadian industries of comparable complexity and size. We also use a U.S.-based comparator group as a secondary reference point, but not directly for benchmarking pay levels.

5. We align compensation with corporate strategy

In 2000, we developed a national growth strategy founded on our strategic intent – to unleash the power of the Internet to deliver the best solutions for Canadians at home, in the workplace and on the move. Our six strategic imperatives, which guide our team as we work together to advance our national growth strategy, include:

•        Focusing relentlessly on the growth markets of data, IP and wireless

•        Providing integrated solutions that differentiate TELUS from our competitors

•        Building national capabilities across data, IP, voice and wireless

•        Partnering, acquiring and divesting to accelerate the implementation of our strategy and focus our resources on our core business

•        Going to market as one team, under a common brand, executing a single strategy

•        Investing in internal capabilities to build a high-performance culture and efficient operation.

To further advance our strategy, each year we establish corporate priorities. For 2018, these priorities were:

•        Honouring our team, customers and social purpose by delivering on our brand promise

•        Leveraging our broadband networks to drive TELUS’ growth

•        Fuelling our future through recurring efficiency gains

•        Driving emerging opportunities in TELUS Health and TELUS International.

To align executive compensation with our corporate strategy, we have a direct link between an executive’s performance against the achievement of our strategic imperatives and corporate priorities, and his or her pay. The ELT members’ targets are a combination of our corporate scorecard targets, weighted at 80 per cent of their annual performance bonus, and personal performance objectives (PPOs), weighted at 20 per cent of their annual performance bonus. Targets are part of a multi-year business plan and are aligned with our longer-term goals. This same target methodology is used for granting the medium-term EPSU awards.

Our 2018 corporate scorecard metrics (see page 87) and the PPOs of our executives (see page 89) are directly linked to achieving these priorities.

The TELUS team remains focused on the delivery of our national growth strategy and six strategic imperatives, which have guided our efforts since 2000. To further advance our strategy, each year we establish corporate priorities.

TELUS 2019 INFORMATION CIRCULAR • 67

EXECUTIVE COMPENSATION AT TELUS

6. We align compensation with long-term shareholder value

Our executive pay programs closely link actual payouts to the creation of shareholder value. In fact, shareholder value has grown significantly faster than our executive compensation levels.

Where most companies pay annual bonuses in the form of cash, we pay half of the annual bonuses in the form of EPSUs.

To provide further alignment with shareholders’ interests, the actual number of EPSUs awarded is determined by taking the dollar value of the executive’s annual performance cash bonus and dividing it by the value of the TELUS common shares either at the beginning or end of the performance year (i.e. the year preceding the year of allocation), whichever is higher.

In addition, at least 50 per cent of each ELT’s total compensation is delivered in the form of RSUs, of which 50 per cent have performance conditions to further align with shareholder interests (since 2014).

CEO and ELT compensation is aligned with total shareholder return.

The total value of $100 invested in common shares of TELUS on December 31, 2008 (10 years ago), assuming dividends were re-invested: $377 (on December 31, 2018)	The total increase in 2018 CEO direct compensation as compared to the CEO’s total direct compensation in 2008 (10 years ago): 95% (on December 31, 2018)

7. We align our pay practices across the organization

TELUS’ pay practices are aligned at and below the executive level. We also use the following methodologies in considering equitable compensation:

•        We ensure overall annual increases to base salary for the executive team are relatively aligned with increases to base salary for positions below the executive level

•        All employees share in the achievement of corporate success through participation in a common profit-sharing performance bonus pool that may increase or decrease based on growth in our EBIT and/or corporate scorecard results

•        We use a common methodology throughout the organization to assess performance

•        Increased responsibility in any team member’s role and a subsequent promotion are accompanied by a change in pay, as appropriate

•        We use benchmarking compensation data, along with other relevant factors such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization; for roles governed by collective bargaining, the job assessment and compensation ranges are dictated by the terms of the negotiated collective agreement

•        CEO pay is assessed in relation to the second highest paid named executive officer (NEO), so that CEO pay is no more than four times greater than the total direct compensation associated with the second highest paid NEO. This reflects an executive compensation best practice.

For 2018, CEO and ELT base salaries were frozen in alignment with the salaries of all TELUS team members.

TELUS 2019 INFORMATION CIRCULAR • 68

EXECUTIVE COMPENSATION AT TELUS

Board oversight and compensation governance

The Board is responsible for executive compensation and engagement with shareholders. The Board oversees the work of the Compensation Committee, which is responsible for reviewing and approving the compensation arrangements of our ELT and for reviewing and recommending to the Board for approval the compensation of the CEO.

The Compensation Committee works in collaboration with the Corporate Governance Committee, and receives independent advice from a qualified executive compensation consultant. The EVP, People and Culture and Chief Human Resources Officer (CHRO) and the People and Culture team are responsible for implementing the processes required to administer the executive compensation program. They also advise and report to the Compensation Committee on various elements of the executive compensation program.

The Compensation Committee

The Compensation Committee is responsible for:

•           Developing the compensation philosophy and guidelines on executive compensation

•           Overseeing succession planning for the executive team, determining CEO goals and objectives relative to compensation

•           Evaluating CEO performance

•           Reviewing and recommending CEO compensation to the Board based on its evaluation

•           Determining compensation for executives other than the CEO

•           Reviewing and monitoring the Company’s exposure to risks associated with its executive compensation program and policies and identifying practices and policies to mitigate such risk

•           Reviewing and administering the supplemental retirement arrangements (other than registered pension plans) for the executive team and all of our equity-based incentive plans.

The Compensation Committee’s mandate also includes oversight of executive compensation policies, health and safety policies, procedures and compliance, and certain aspects of our approach to business ethics and corporate conduct.

Compensation Committee experience

Members of the Compensation Committee have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. All of the Compensation Committee members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation.

The following is a brief description of the experience of each current member of this Committee that is relevant to the exercise of his or her responsibilities as a member of the Committee:

•           Mary Jo Haddad – Mary Jo has more than 30 years of experience in the healthcare industry in Canada and the United States. In 2013, she retired as President and CEO of The Hospital for Sick Children (SickKids) in Toronto, a position she had held since 2004. As CEO, she established compensation framework programs and policies for SickKids. She is also a member of the compensation committee of the Toronto-Dominion Bank and various non-profit organizations. Mary Jo became a member of the Compensation Committee in 2016 and Chair of the Compensation Committee in May 2017.

TELUS 2019 INFORMATION CIRCULAR • 69

EXECUTIVE COMPENSATION AT TELUS

•           Ray Chan – Ray has more than 35 years of experience in the oil and gas industry, and has held several senior executive positions, including as CFO, CEO, Executive Chairman and Chairman. He was the Lead Independent Director of Baytex Energy Corp. from August 2018 to March 2019 and was chair of its human resources and compensation committee. Ray is also a director of TORC Oil & Gas Inc., as well as a member of its compensation committee. Ray also previously served on the compensation committee of the TMX Group Inc. Through his executive roles, Ray has been involved in a variety of compensation matters, such as the development and financial analysis of compensation plans and leadership succession planning. Ray has been a member of the Compensation Committee since 2013 and is also a member of our Pension Committee.

•           Stockwell Day – Now a strategic consultant and advisor, Stockwell enjoyed a successful political career for over 30 years, serving in senior roles with the Government of Alberta and holding various positions in the federal government, including Leader of the Official Opposition, Minister of Public Safety, Minister of International Trade, Minister for the Asia-Pacific Gateway, Senior Minister responsible for British Columbia and President of the Treasury Board. In these roles, Stockwell gained experience in governance and was responsible for the oversight of senior-level executive compensation. Stockwell has been a member of the Compensation Committee since 2013 and Chair of our Pension Committee since May 2015.

•           Kathy Kinloch – Kathy is the President of the British Columbia Institute of Technology (BCIT), a position she has held since January 2014. From 2010 to 2013, she was President of Vancouver Community College, and from 2007 to 2010, she served as the Dean of Health Sciences at BCIT. Kathy has extensive experience in the public sector and has served on compensation committees of each organization where she has held a vice-president or CEO role. She also currently serves on a number of public sector and not-for-profit boards. Kathy joined the Compensation Committee on May 10, 2018.

•           Marc Parent – Marc is the President and CEO of CAE Inc., a position he has held since October 2009. Prior to that, he held several leadership positions at CAE since joining in February 2005, including Group President, Simulation Products and Military Training & Services, and Executive Vice President and Chief Operating Officer. Marc has over 30 years of experience in the aerospace industry, having held positions with Canadair and Bombardier Aerospace in Canada and the United States. He currently sits on the Board of Directors of the Business Council of Canada and the Aerospace Industries Association of Canada (AIAC). Marc joined the Compensation Committee on November 6, 2018.

Further information about the Compensation Committee members can be found under Director profiles starting on pages 22 to 28.

Compensation Committee advisors

The Compensation Committee has retained Meridian as its independent executive compensation consultant. Meridian provides counsel to boards and management on executive and board compensation. The Committee first retained Meridian in 2010.

The mandate of the executive compensation consultant is to serve the Company and to work for the Compensation Committee in its review of executive compensation, including advising on the competitiveness of pay levels, executive compensation design issues, market trends and technical considerations. The nature and scope of services provided by Meridian to the Compensation Committee in 2018 included:

•           Analyses of market pay and trends for executive compensation, including pay analyses for the CEO and ELT

•           An independent risk assessment of pay policies and practices

•           Ongoing support with regard to the latest relevant regulatory, technical and accounting considerations impacting executive compensation and executive benefits programs, including proxy disclosure

•           Advice on the comparator groups used for benchmarking compensation

•           Advice on CEO and ELT compensation

•           Advice on the development of the corporate scorecard metrics and on adjustments to the scorecard results

•           Preparation for, and attendance at, Compensation Committee meetings and selected management meetings, including meetings with the Chair of the Compensation Committee

•           Advice on special projects throughout the year relating to review and analysis of equity plans and grants, CEO pay for performance analysis, review and drafting of the information circular, preparation of an executive compensation education session, and a benchmarking review of ELT compensation.

As an independent advisor, Meridian does not receive direction from the Compensation Committee to perform any of these services in any particular manner or under any particular method. The Chair of the Compensation Committee approves all invoices for executive compensation work performed by Meridian. The Compensation Committee has the authority to hire and terminate Meridian as its executive compensation consultant and is responsible for determining the scope of services performed by Meridian. It assesses Meridian’s performance annually and approves a letter of engagement each year.

Meridian also assisted in determining a comparator group and gathering market information regarding director compensation in 2018, which the Corporate Governance Committee used in making its recommendation for directors’ compensation. The Corporate Governance Committee also used this information to make its recommendations for compensation of the independent Chair of the Board.

Meridian is required to obtain prior approval from the Compensation Committee Chair (or his or her delegate) for any material work for the Company other than, or in addition to, compensation services provided in connection with our directors or executive officers. In 2018, the only services Meridian provided to TELUS or our directors or management were executive and director compensation services.

Compensation consultant fees

The following table lists the fees billed by Meridian for the past two years.

	2018	2017
Type of work	($)	($)
Services related to determining director and executive officer compensation	393,022	349,696
All other fees	Nil	Nil
Total	393,022	349,696

TELUS 2019 INFORMATION CIRCULAR • 70

EXECUTIVE COMPENSATION AT TELUS

Compensation elements

The key components of total direct compensation for the ELT are fixed base salary, short-term performance bonuses (paid in cash to reward annual performance), medium-term incentives (paid in EPSUs to reward performance in the medium term, over approximately three years) and

LTIs (paid in RSUs and/or share options to promote the retention of the executive and reward performance over the long term).

Also considered as part of the Company’s total compensation program are benefits and perquisites, as well as retirement benefits. See page 99 for details.

Total compensation at a glance

Component	Targeted % of total	Description	Objective
Annual compensation
Fixed base salary	CEO 15 ELT 25	• Ranges are established for each position based on the market, with the mid-point of the range being set at the median of the Canadian comparator group.

To recognize varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group.

Annual performance bonus	CEO 9 ELT 12.5

•      Fifty per cent of base salary at-target for an ELT mtember and 60% of base salary for the CEO, subject to affordability based on a profit-sharing pool

•      Tied to corporate and individual performance, with corporate performance given 80% weighting (see page 72)

•      Corporate and individual performance metrics can lead to payouts of zero (for substandard performance) to no more than 200% (for exceptional performance).

Provides an annual cash award based on the achievement of corporate and individual results.
Medium-term incentive
EPSUs	CEO 9 ELT 12.5

•      Fifty per cent of base salary at-target for an ELT member and 60% of base salary for the CEO, subject to affordability based on a profit-sharing pool

•      Grant value is determined in the same way as the annual performance bonus, but the number of EPSUs that are awarded is determined by dividing the dollar value of the annual performance bonus by the higher of the share price at the beginning of the prior year or the end of the prior year (see page 74)

•      EPSUs vest at a rate of one-third every year over a period of just under three years and encourage the executives to drive shareholder value over the medium term (may be provided in cash to the CEO given his shareholdings).

Links a portion of the annual at-risk compensation to both the achievement of performance targets and shareholder return.
Long-term incentive
RSUs/share options	CEO 67 ELT 50

•      May consist of a mix of RSUs and/or share options. For the past seven years, however, the annual grant to the CEO and executives has consisted of RSUs only

•      In respect of 2018 performance, the executives’ RSU awards consist of 50% time-vested RSUs and 50% performance-contingent RSUs (see page 75)

•      The size of grants to executives is differentiated based in part on their performance and future potential (performance granting) and market benchmarking

•      RSUs cliff-vest in just under three years.

Links a significant portion of the at-risk compensation to both the achievement of performance targets and shareholder return. Helps to promote retention of executives.
Indirect compensation
Benefits and perquisites

•      A competitive executive benefits program, including comprehensive annual health assessments for the executives and their spouses

•      Vehicle, executive healthcare, telecommunications benefit and flexible perquisite plan.

Retirement benefits

•      Registered defined benefit plan and Supplemental Retirement Arrangement (SRA) consistent with market practice.
The SRA provisions for all NEOs are described on page 99)

•      In some cases, may also be a registered defined contribution (DC) plan and DC supplementary plan for designated employees.

TELUS 2019 INFORMATION CIRCULAR • 71

EXECUTIVE COMPENSATION AT TELUS

2018 approach to compensation

Base salary methodology

At TELUS, we target our salary range midpoints at the 50th percentile of the Canadian comparator group. We then make adjustments to individual base salaries that we consider appropriate to recognize the executives’ varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group. The Compensation Committee considers and approves base salaries of the executives, while the Board approves the CEO’s base salary based on the Compensation Committee’s recommendations.

At-risk incentive pay components

At-risk incentive pay consists of three components:

•    Annual performance bonus (cash)

•    Medium-term incentives (EPSU awards)

•    Long-term incentives (RSU and/or option awards)

•         Fifty per cent time-vested

•         Fifty per cent performance-contingent.

The following information outlines how the at-risk components are determined and delivered.

At-risk pay: Annual performance bonus

Methodology

The annual performance bonus is designed to reward the achievement of business objectives in the short term by providing immediate income in cash. This element of pay is calculated based on individual and corporate performance and, to better reflect affordability and our continued focus on funding strategic investments, on a profit-sharing pool.

Annual performance bonuses for the entire TELUS team, including the CEO, are drawn from a collective profit-sharing pool. Benefits of the profit-sharing pool approach include:

•           Affordability – The size of the annual bonus pool is linked to EBIT, ensuring that the payout is always affordable

•           Transparency – The methodology we use provides a transparent and easily understandable approach for team members and shareholders

•           One team, one goal – All team members share proportionately in the risks and rewards of the profit-sharing pool. By taking a collective approach, we strengthen our goal of fostering a collaborative culture, supported by a profit-sharing mindset across the Company.

We selected EBIT as the measure for calculating the size of the bonus pool because we believe it is a fair and accurate representation of TELUS’ profit that team members can help to influence, and it measures the effectiveness of our return on capital investments by accounting for depreciation and amortization. EBIT is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is used by TELUS as a measure of profitability.

For 2018, the profit-sharing pool was set at 8.25 per cent of EBIT, providing a reduced payout that is more reflective of approximately 44 per cent of an ELT member’s base salary (at target) versus 50 per cent and approximately 53 per cent of the CEO’s base salary (at target) versus 60 per cent.

For 2019, the Compensation Committee and the Board set the size of the profit-sharing pool at 8.0 to 8.5 per cent of EBIT, which is consistent with last year. This percentage for the purposes of the 2019 annual performance bonus is driven by affordability and our continued focus on funding strategic investments. The Board’s longer-term goal is to move gradually toward a fully funded performance bonus program in alignment with the market.

Each executive’s annual performance bonus is determined using the following formula. Each element in the formula is explained in the steps outlined below.

TELUS 2019 INFORMATION CIRCULAR • 72

EXECUTIVE COMPENSATION AT TELUS

To determine the annual performance bonus for each executive, we follow a four-step process:

•           Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

•           Step 2: Assess corporate performance as measured by the corporate scorecard results

•           Step 3: Assess the individual’s performance as measured by his or her results and leadership

•           Step 4: Calculate the annual performance bonus based on the above payout formula.

Step 1: Determine the profit-sharing pool size and each executive’s personal portion of the pool

At the start of each year, the Board and the Compensation Committee approve the size of the profit-sharing pool for the executives, which was 8.25 per cent of EBIT for 2018.

Each executive’s personal portion of the 2018 profit-sharing pool is determined by the following formula:

Step 2: Assess corporate performance as measured by corporate scorecard results

Corporate performance is measured through the results of TELUS’ corporate scorecard. This is determined at the end of the performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year. Our 2018 metrics measured achievements in three areas: customers first, profitable growth and efficiency, and employee engagement. See page 87 for details on the 2018 corporate scorecard and our results.

Setting objectives

The objectives in our corporate scorecard are set each year and approved by the Compensation Committee at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the Board.

The key aspects of the target-setting process include:

•           Selecting measurable and auditable performance metrics

•           Ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board

•           Stress-testing the current year’s targets against the prior year’s scorecard to determine year-over-year continuous improvement

•           Ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the corporate scorecard

•           Ensuring that all performance metrics are tied to the Company’s strategic imperatives and corporate priorities.

Step 3: Assess the individual’s performance as measured by results and leadership

Individual performance is measured against the PPOs of each executive and the leadership skills demonstrated by that executive.

The PPOs of the CEO consist of strategic and operational objectives that support TELUS’ 2018 corporate priorities, the CEO’s personal priorities that align with TELUS’ strategic intent and imperatives, and TELUS’ long-term goals for 2020, as well as any other goals that may be set by the Compensation Committee.

The PPOs of each executive support the PPOs of the CEO and primarily consist of the strategic and operational objectives from the CEO’s PPOs that relate to the business unit led by that executive, as well as any other goals that are set by the CEO.

The Compensation Committee, with input from the Board, assesses the CEO’s performance and his leadership against the strategic plan, the corporate priorities, the corporate scorecard and his PPOs. The Chair of the Compensation Committee invites Board members to provide her with their comments or observations in writing regarding the CEO’s performance prior to the meeting of the Compensation Committee at which members will assess the performance of the CEO.

In particular, in 2018 feedback was requested with respect to each of the four categories of the personal value-add assessment model (PVAAM): results achieved, leadership, retention risk and value to strategy. Information on how to assess the categories was given to each Board member. Once the first two categories of PVAAM (results achieved and leadership) were determined, the Compensation Committee recommended an individual multiplier based on a range specific to the PVAAM result. See page 77 for further details regarding PVAAM. The CEO also assessed the personal performance results achieved by each executive and his or her leadership against his or her PPOs and leadership values.

TELUS 2019 INFORMATION CIRCULAR • 73

EXECUTIVE COMPENSATION AT TELUS

Step 4: Calculate the annual performance bonus based on the payout formula

In the fourth step, the Compensation Committee reviews the CEO’s assessment of each executive’s performance, along with his recommendations on the executive’s individual multiplier, and determines the annual performance bonus for each executive using the formula on page 72. The Compensation Committee, with input from the Board as it relates to the CEO, assesses the personal performance results achieved by the CEO and his leadership. Based on this assessment, the Committee determines an individual multiplier and, along with the related multiplier in the corporate balanced scorecard, recommends to the Board for approval the annual performance bonus of the CEO, based on the formula on page 72.

The relative weight that corporate and individual performance has in determining a team member’s annual performance bonus depends on the individual’s organizational level and ability to influence the Company’s overall performance. In the case of the executives, including the CEO, the weightings are 80 per cent for the corporate component and 20 per cent for the individual component.

Payout on corporate or individual performance can range from zero for substandard performance to a maximum of 200 per cent for exceptional performance. This approach ensures that the at-risk incentive pay reflects actual performance and requires truly outstanding results to generate payments exceeding the target award.

At-risk pay: Medium-term incentives (EPSUs)

Methodology

Medium-term incentives are paid in the form of EPSUs under the PSU Plan. EPSUs are designed to reward the achievement of our business objectives in the medium term (up to three years) by providing future income that is linked to share price performance. We achieve this by pegging the value of EPSUs to the value of the Company’s shares (which further aligns the interests of executives with those of shareholders) and paying them out over approximately three years on a schedule under which one-third of the EPSUs vest each year.

We believe this medium-term incentive, targeted at 50 per cent (for the ELT) or 60 per cent (for the CEO) of annual base salary, is better aligned with shareholder interests. Deferring and linking this portion of executive compensation to share price performance also distinguishes us from other companies that target cash bonuses at 125 to 150 per cent of base salary for their CEO, and 75 to 100 per cent for other NEOs.

To determine this award, we start with the amount of the annual performance bonus and apply the following formula:

1    Determined using the weighted average price of shares listed on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever is higher.

Any decline in the value of shares of the Company over the performance year directly reduces the value of the executive’s EPSU award, despite the fact that performance objectives for the year may have been met. If an executive resigns, all unvested EPSUs are forfeited. See page 112 for a description of the key terms of the PSU Plan.

The Compensation Committee approves EPSU awards to executives annually following its review of the CEO’s assessment of each executive’s performance, while the EPSU award to the CEO is approved by the Board annually upon the recommendation of the Compensation Committee.

According to our benchmarking, other companies target cash bonuses at 125 to 150 per cent of base salary for their CEO, and 75 to 100 per cent for other NEOs. At TELUS, our annual performance bonus paid in cash equals 60 per cent of the annual base salary for at-target performance for the CEO and 50 per cent of the annual base salary for at-target performance for the other NEOs. An equal amount is awarded in EPSUs, which provides further alignment with shareholder interests.

TELUS 2019 INFORMATION CIRCULAR • 74

EXECUTIVE COMPENSATION AT TELUS

At-risk pay: Long-term incentives
(RSU and/or option awards)

Methodology

LTIs can be awarded in the form of RSUs and/or options granted under the RSU Plan and the Management Option Plan, respectively. We note, however, that we have not issued options since 2012.

The key features of the LTIs are as follows:

•           They are generally provided in the form of RSUs that typically cliff-vest in just under three years from the grant date and/or options that cliff-vest three years from grant and have a seven-year term.

•           Options are granted at an exercise price not less than the market value of the shares on the date of the grant, determined in accordance with the Management Option Plan.

•           The Compensation Committee (for the ELT) and the Board (for the CEO) approve a dollar value for the grants of RSUs. They are then converted into units based on the market value of the shares at the time of the grant, determined in accordance with the Restricted Share Unit Plan. See page 113 for details.

•           The size of these awards, which are usually determined at the beginning of the fiscal year in respect of the previous year’s performance, is based on an executive’s performance in the previous year and the executive’s future potential, and is compared to market compensation information.

•           The Compensation Committee takes into account grants made in the previous three years and the vesting schedule of such grants when determining new grants and the size of such grants.

•           The Compensation Committee considers the number of unvested LTIs in place to assess retention risk and as a comparator for granting future LTIs that are based on performance.

•           Since February 2014, half the value of the overall LTI award to executives has been in the form of performance-contingent RSUs and half has been in the form of time-vesting RSUs.

Performance-contingent incentives

The performance-contingent RSUs provide for a performance period of three years (starting October 1) and cliff-vest at the end of the three-year performance period. Accordingly, for the performance-contingent RSUs to be granted in August 2019 and awarded in respect of 2018 performance, the three-year performance period is October 1, 2018 to September 30, 2021 for a payout (if warranted) in November 2021.

The two performance metrics are:

•           Relative total shareholder return (TSR), weighted at 75 per cent, as compared to the incumbent telephone companies in the MSCI World Telecom Index (MSCI Index), over a 36-month period

•         Total customer connections, weighted at 25 per cent, over a 33-month period.

	Total customer
Performance-contingent LTI	connections	12.5%
	Relative TSR	37.5%
Time-vested LTI		50.0%

Relative total shareholder return

The Compensation Committee believes that relative TSR over a three-year period, as compared to the more than 20 incumbent telcos in the MSCI Index, is an appropriate metric upon which to base the payout of an LTI, as it enhances the alignment of our executives’ pay with shareholder interests. It is also consistent with prevalent and/or leading market practices and is a reliable and accurate measurement of our ability to create shareholder value in relation to other public companies, as we acknowledge that telecom investors have a choice as to where they want to invest.

Weighted at 75 per cent of the performance-contingent portion, payouts could range from zero (if TELUS ranks below the 45th percentile) to 200 per cent (if TELUS ranks at or above the 90th percentile). The following chart depicts the payout scale.

LTIs are designed to promote retention and reward the achievement of business objectives in the longer term (three years and beyond) by providing future income that is linked to performance. Since 2012, LTIs have been provided in the form of RSUs only.

TELUS 2019 INFORMATION CIRCULAR • 75

EXECUTIVE COMPENSATION AT TELUS

Total customer connections

Total customer connections is an internal, absolute metric that directly supports our top corporate priority to put customers first. This metric measures our ability to organically grow our customer connections, retain our current customers and attract customers from our competitors with outstanding customer service and new products and applications. It includes residential wireline network access lines (NALs), and wireless, Internet and TELUS TV connections, but excludes business NALs, machine-to-machine, security and health revenue-generating unit (RGU) connections.

The Compensation Committee annually reviews this metric to determine whether the definition remains appropriate. Prior to the grant in respect of 2018, the metric was based on a three-year forecast established at grant. Going forward, we are changing our methodology for calculating total customer connections for our performance-contingent RSUs to more closely align with our robust annual budgeting process and business strategies. Overall the metric will be based on the average of three one-year targets, as reflected in the annual corporate scorecard.

For the grant in respect of 2018, we will measure total customer connections during the 33-month period commencing January 1, 2019 and ending September 30, 2021. The annual forecasts will be based on the Board-approved annual target for total connections, risk-adjusted to reflect competitor activity, and approved by the Compensation Committee.

While we disclosed the targets for this metric of our performance-contingent LTI program in 2014, we feel that continuing disclosure would enable our competitors to reverse-engineer our year-over-year targets and any changes in this regard, thereby providing insight into our strategic business plans that is not in the best interests of our shareholders and would seriously prejudice our Company in the intensely competitive market in which we operate. Shareholders can have confidence in knowing that both the Compensation Committee and the Board are confident that the degree of difficulty for this year’s customer connections threshold, target and stretch goal is equal to the degree of difficulty established in 2015.

The metric is weighted at 25 per cent of the performance-contingent portion, with payouts ranging from zero to 200 per cent. A minimum level of performance results in a payout of 50 per cent of target. At-target performance results in a payout of 100 per cent of target, and two times the stretch goal results in the maximum payout of 200 per cent of target.

Payout calculation methodology

Upon vesting, the payout for each metric will be calculated using the following formula:

The following chart illustrates the payout award if an executive is granted an LTI award of $1 million, assuming a share price of $45 at the time of grant and a share price of $50 at vesting. The chart also assumes that the performance multiplier is 100 per cent for each of the two performance metrics. Figures do not include additional RSUs equivalent in value to the dividends paid on the shares, which would enhance the value of the award

				Vesting value
	Performance		No. of RSUs	with share	Performance	Pre-tax payout
LTI component	element	Grant value	granted at $45	price at $50[1]	multiplier	value
Time-vested				11,111 x $50
RSUs	Not applicable	$500,000	11,111	= $555,556	Not applicable	$555,556
Performance-					60th
contingent	TSR			8,333 x $50	percentile ranking
RSUs	(75% weight)	$375,000	8,333	= $416,667	= 100% payout	$416,667
	Total customer
	connections			2,778 x $50	Assume on-target
	(25% weight)	$125,000	2,778	= $138,889	100% payout	$138,889
Total		$1,000,000				$1,111,111

1       This figure is for the purpose of illustration only and is not a forward-looking statement, target or guidance.

TELUS 2019 INFORMATION CIRCULAR • 76

EXECUTIVE COMPENSATION AT TELUS

Prior to making any payments with respect to performance-contingent RSUs, the Compensation Committee has discretion to make determinations regarding the performance level achieved and the resulting performance multiplier. In making such determinations, the Compensation Committee or the Board, as applicable, may take into consideration significant external challenges and opportunities faced by the Company that were not contemplated or reasonably expected at the time the RSU grant was approved and may increase or decrease the performance multiplier (subject to a maximum performance multiplier of 200 per cent) to reflect:

•           Changes in the composition of companies in the MSCI Index

•           Extraordinarily good or poor performance

•           External factors affecting the Company’s performance, such as significant changes in the telecom regulatory landscape in Canada, and/or

•           Other reasons as the Compensation Committee or the Board, as applicable, shall determine in its discretion.

Assessing individual performance with PVAAM

Unlike most organizations, our LTIs are performance-granted – the size of the awards is differentiated based on individual executives’ current performance and future potential.

PVAAM is the assessment tool used to evaluate each executive’s performance in the previous year and their future potential. Executives are assessed under the four categories described in the following table – results achieved, leadership, retention risk and value to strategy – and are awarded a score from one to five in each of the four categories.

PVAAM
Performance		Potential
Results achieved	Leadership	Retention risk	Value to strategy
The extent to which the executive has achieved results based on PPOs	The extent to which the executive has exhibited leadership skills (through living and championing the TELUS values)	The potential cost and impact of a departure by the executive	The value that the executive brings to achieving TELUS’ strategy

In both the results achieved and leadership categories, performance is ranked out of five as follows: well above average (five), above average (four), average (three), below average (two) and well below average (one).

In the retention risk category, retention risk is classified as: very high (five), high (four), average (three), low (two) and very low (one). An executive is awarded a score based on the following considerations:

•           Opportunities in the internal or external market or how sought-after the skills set or experience of the executive is in the marketplace relative to his or her peers

•           How easily replaceable the skills set or experience of the executive is in the marketplace relative to his or her peers

•           How costly it would be to replace the executive relative to his or her peers.

In the value to strategy category, an executive is awarded a score from one to five as a measure of the executive’s potential for growth and strategic contribution. A score of five would indicate the executive has a very high value in respect of the realization of the Company’s strategy over the years ahead, with scores from four to one, respectively, indicating that the executive’s value in respect of the Company realizing its strategy over the years ahead is high, medium, low or very low. The following factors, relative to the executive’s peers, are considered:

•           The expertise of the executive in his or her current role or discipline

•           The capacity of the executive to take on broader assignments in his or her current role

•           The capacity of the executive for promotion

•           The ability of the executive to lead or mentor others beyond the expectations of his or her current role

•           The ability of the executive to apply strategic thinking beyond the expectations of his or her current role

•           The ability of the executive to actively integrate his or her work with other initiatives across the business

•           The ability of the executive to apply a level of decision-making beyond the expectations of his or her current role.

Our LTI awards are differentiated and granted based on performance and future potential, which we deem to be a leading practice and preferable to LTI grants based exclusively on market benchmarks. Our practice provides for performance-based differentiation that reflects corporate and individual performance.

TELUS 2019 INFORMATION CIRCULAR • 77

EXECUTIVE COMPENSATION AT TELUS

The total score received by an executive as a result of these evaluations is then used to determine the PVAAM category in which the executive will be placed. The five PVAAM categories are as follows:

PVAAM category	Total score
Crucial resource	18 to 20
Key player	16 to 17
Highly valuable contributor	14 to 15
Solid talent	12 to 13
Build capabilities/ performance manage	Less than 12

The dollar value of any LTI awards paid to executives, including the CEO, will be aligned with our overall compensation philosophy, which is that compensation should be both performance-based and market-based. The following model is used for granting LTIs based on individual performance and potential, and market position relative to total direct compensation (base salary + annual performance bonus + EPSU awards + RSU/option awards).

Total direct compensation
PVAAM category	(percentile of comparator group)
Crucial resource	At or about the 75th percentile
Key player	At or about the 60th percentile
Highly valuable contributor	At or about the 50th percentile
Solid talent	Below the 50th percentile
Build capabilities/ performance manage	N/A

For the CEO, RSU and option grants require Board approval upon the recommendation of the Compensation Committee. For executives other than the CEO, the CEO first recommends to the Compensation Committee the total value of RSUs and/or options to be granted to each executive, and the Compensation Committee, after considering the CEO’s recommendation, then recommends to the Board the total value of RSUs and options to be granted in the aggregate to all executives. The Compensation Committee approves individual grants to the ELT.

The aggregate dollar amount for the annual grants of RSUs or options to non-executive management is approved by the Compensation Committee, but the individual grants are approved by the CEO.

At-risk pay: Other considerations

As described above, our compensation practices are robust and formula-based and involve the consideration of a number of internal and external performance measures consistent with our pay-for-performance philosophy. The Compensation Committee, however, retains the authority to reduce or supplement compensation determined by our practices in exceptional circumstances.

In assessing performance against the corporate scorecard, the Compensation Committee and the Board exercised discretion to adjust certain of the performance metrics to take into account changes in strategy, which occurred mid-year, and matters outside the contemplation of the Compensation Committee at the time the performance measures were approved. The result was a normalized 2018 corporate scorecard multiplier of 0.70. For further details see page 87. In making these adjustments, the Compensation Committee and the Board wished to balance the interests of the Company and its shareholders and also acknowledge the hard work and efforts of the employees. In connection with the approval of the normalized 2018 corporate scorecard multiplier, the Compensation Committee and the Board determined that a portion (approximately 20 per cent for ELT) of the 2018 annual performance bonus should be paid out in PSUs or EPSUs instead of cash to all management team members.

Further, in light of the proposed amendments to the RSU and PSU Plans, the Compensation Committee and the Board decided to postpone the grant date of the 2018 RSUs and PSUs from the end of February 2019 to August 2019, after the results of the shareholder vote on the proposed amendments to the RSU and PSU Plans are known, in order to allow for administrative changes to plans if the amendments to the RSU and PSU Plans are approved by the shareholders. The RSUs will vest on November 20, 2021 and the PSUs will vest one-third on November 20, 2019, one-third on November 20, 2020 and the final one-third on November 20, 2021.

Ranges are established for each performance category and for each position based on market benchmarking. Actual awards can range from zero to an amount that would put the total direct compensation at or near the 75th percentile of the comparator group for an executive who is a crucial resource to the Company.

TELUS 2019 INFORMATION CIRCULAR • 78

EXECUTIVE COMPENSATION AT TELUS

Benchmarking

Highlights

•           We select a Canadian comparator group made up of competitors and companies in other Canadian industries of comparable complexity and size to benchmark compensation ranges and levels

•           We also use a U.S.-based comparator group as a secondary reference point

•           Benchmarking results are size-adjusted, when required, to the Company’s revenues

•           The list of companies in the comparator groups is reviewed and updated annually by the Compensation Committee.

Selection of comparator group

Each year, the Compensation Committee reviews and selects a comparator group for benchmarking purposes, with input from the executive compensation consultant and management. The comparator group is made up of competitors of TELUS and companies in other Canadian industries of appropriate size compared to that of the Company, with executive positions of similar scope and complexity, and with which TELUS would compete for executive talent in the marketplace. We also aim to include companies with strong financial results and governance practices. To ensure we do not overestimate compensation practices, benchmarking results are size-adjusted, when required, to the Company’s revenues using statistical analysis.

Typically, we consider an appropriate range for the size of companies included in our comparator groups to be companies with approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. All of the companies in our

2018 Canadian comparator group used for benchmarking purposes are within or close to this range in relation to TELUS’ annual revenue. Companies included in the 2018 Canadian comparator group had revenues ranging from $4.1 billion to $46.7 billion, with a median of $13.5 billion, compared to TELUS’ revenue of $13.4 billion. All revenue amounts are trailing 12-month revenues at the time of the review.

As illustrated in the following graph, TELUS is positioned at the 43rd percentile on trailing 12-month revenues and at the 52nd percentile on market capitalization.

The comparator group used for 2018 compensation is outlined in the table below and is identical to the comparator group used in 2017, with the following exception: Agrium Inc. and Potash Corp. were replaced with the merged entity Nutrien Ltd.

Canadian comparator group used for benchmarking
BCE Inc. (telecommunications services and media)	Nutrien Ltd. (fertilizers and agricultural chemicals)
Canadian National Railway Company (railroads)	Quebecor Inc. (telecommunications services and media)
Canadian Tire Corporation, Limited (general merchandise)	Rogers Communications Inc. (telecommunications services and media)
Cenovus Energy Inc. (integrated oil and gas)	Shaw Communications Inc. (telecommunications services)
CGI Group Inc. (IT consulting and systems integration)	Suncor Energy Inc. (integrated oil and gas)
Enbridge Inc. (oil and gas storage and transportation)	Teck Resources Limited (diversified metals and mining)
Encana Corporation (oil and gas exploration and production)	Thomson Reuters Corp. (publishing)
Finning International Inc. (trading companies and distributors)	TransCanada Corporation (oil and gas storage and transportation)
Loblaw Companies Limited (food retail)

TELUS 2019 INFORMATION CIRCULAR • 79

EXECUTIVE COMPENSATION AT TELUS

Recognizing the increasing competitiveness of the telecommunications industry and the global talent pool available at the executive level, the Compensation Committee also approved the continued use of a U.S.-based telecommunications comparator group. This group is not directly used for benchmarking, but serves as a source of secondary data in assessing executive compensation against market data.

As noted above, we typically consider an appropriate range for the size of companies included in our comparator groups to be companies with approximately one-third to three times TELUS’ total revenues, depending on the availability of strong industry comparators. All of the companies included in our 2018 U.S.-based comparator group fall within this range, except for Sprint Corp. and T-Mobile US Inc., which had revenues that were slightly higher. The companies included in the 2018 U.S.-based comparator group had revenues ranging from US$3.9 billion to US$41.2 billion (based on trailing 12-month revenues), with a median of US$14.2 billion. The comparator group for 2018 is outlined in the following table and is identical to the comparator group used in 2017, with the exception of the following: Level 3 Communications was removed as it was acquired by CenturyLink, and DISH Network Corp. was added in its place.

U.S.-based comparator group used as secondary reference for benchmarking
CenturyLink Inc.	Sprint Corp.
DISH Network Corp	T-Mobile US Inc.
Frontier Communications Corp.	Telephone and Data Systems Inc.
Liberty Global Plc.	U.S. Cellular Corp.
Motorola Solutions Inc.	Windstream Holdings Inc.
Qualcomm Inc.

Benchmarking process

The Compensation Committee reviews and benchmarks TELUS’ compensation mix and total proposed compensation for its executives against the data from the Canadian comparator group to ensure we are providing competitive compensation. To obtain a secondary reference point, the Compensation Committee then assesses the proposed compensation against the data from the U.S.-based comparator group.

The Compensation Committee also benchmarks, and considers against the data from the same Canadian comparator group, the value of the other elements of an executive’s total compensation, such as benefits, retirement programs and perquisites.

Throughout the process, the Compensation Committee engages and receives expert advice from the compensation consultant, who conducts surveys and provides competitive data and market trends, and the Committee also considers any management recommendations that may be offered. The benchmarking data, along with other relevant factors, such as internal equity and the strategic significance of each role, are used to determine the appropriate mix of benefits and perquisites. In keeping with our pay-for-performance approach, actual compensation is measured against the benchmark data but is driven by an executive’s performance.

TELUS 2019 INFORMATION CIRCULAR • 80

EXECUTIVE COMPENSATION AT TELUS

2018 actual compensation paid to named executive officers

Named executive officers (NEOs)

The NEOs for 2018 are:

•           Darren Entwistle, President and CEO

•           Doug French, Executive Vice-President (EVP) and Chief Financial Officer (CFO)

•         Josh Blair, EVP, Group President and Chief Corporate Officer

•           Eros Spadotto, EVP, Technology Strategy and Business Transformation

•           David Fuller, EVP and President, TELUS Consumer and Small Business Solutions.

Darren Entwistle

President and CEO

As President and CEO, Darren is responsible for the Company’s strategy and leading the development and execution of business and operating plans. He is committed to advancing TELUS’ globally recognized culture, further embedding a customers first focus across the organization, and championing TELUS’ social purpose. Darren began serving as President and CEO in 2000, which makes him the longest-serving CEO among global incumbent telecom companies.

2018 key results

•           Progressed our track record of delivering impressive shareholder returns among our global peers since 2000 with a 429% total shareholder return to December 31, 2018, which is number one in the world among our incumbent peers. This compared favourably to the return of the S&P/TSX at 173% and the MSCI Index at –7%

•           Once again, in 2018, the Company achieved industry-leading customer growth, with 474,000 total net client additions across our wireless and wireline businesses, establishing a leadership margin of 111,000, or more than 30%, as compared to our closest national peer. In addition, TELUS realized industry-leading customer loyalty, achieving the best combined retention levels on record across all of postpaid wireless, high-speed Internet and Optik TV. This is inclusive of achieving an industry-leading average postpaid wireless churn rate of 0.91% in 2018, marking the fifth consecutive year of churn below 1% - a globally leading achievement

•           Returned $1.2 billion in dividends in 2018 through four quarterly dividend payments declared to individual shareholders, mutual fund owners, pensioners and institutional investors.

Compensation (as at December 31)

	2018	2017	2016
	($)	($)	($)
Base salary	1,375,000	1,375,000	1,375,000
Annual performance bonus
Cash	524,190	645,565	678,483
One-time EPSUs	145,608[1]
EPSUs[2]
Cash (in lieu of EPSUs)	504,419	645,565	678,483
One-time EPSUs	140,116[1]
LTI – RSUs	9,000,000[3]	8,750,000	9,500,000
Total direct compensation	11,689,333	11,416,130	12,231,966
Change from previous year	2.4%	(6.7)%	1%

2018 pay mix

12% Base salary 6% Performance bonus 6% EPSUs 38% Time-vested LTI 38% Performance-contingent LTI

Share ownership

		Share price
Required	Number of	(Dec. 31,	Total
level	shares held[4]	2018)	value	Multiple
7x base salary	183,406	$45.25	$8,299,122	6.0x

1           The dollar value of the one-time EPSU grant was approved by the Board on February 13, 2019 and the grant date will be August 15, 2019. The number of EPSUs will be determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding August 15, 2019.

2           Relative to the annual performance bonus, the value of the EPSU award was reduced proportionately to the Company’s share price decline during the 2018 performance year, as per the terms of the PSU Plan. See page 90 for further details.

3           The dollar value of the RSU grant was approved by the Board on February 13, 2019 and the grant date will be August 15, 2019. The number of RSUs will be determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding August 15, 2019.

4           As at year-end, Darren’s holdings are 6.0x. Prior to the transfer of shares to the Entwistle Family Foundation on November 28, 2018, Darren’s holdings were 7.1x and his share ownership target was met during the year. Darren has committed to meeting the 7.0x target again by the end of 2019.

TELUS 2019 INFORMATION CIRCULAR • 81

EXECUTIVE COMPENSATION AT TELUS

Doug French

EVP and CFO

Doug leads a team that includes Financial Reporting and Analysis, Finance Operations, Treasury, Investor Relations, Risk Management, Revenue Assurance, Taxation, Pension Investment Management, Corporate Affairs, Corporate Development, Real Estate and sustainbility. Doug joined TELUS in 2000 upon the acquisition of Clearnet Communications Inc., where he had worked since 1996.

2018 key results

•           Implemented IFRS 15 accounting obligations, positioning TELUS as an industry trailblazer

•           Closed three separate debt offerings, including: $600 million of senior unsecured 3.625% notes, Series CX, maturing in March 2028, $150 million through the re-opening of our 4.70% notes, Series CW, due in March 2048, and US$750 million of senior unsecured 4.60% notes maturing in November 2048; and early redeemed on August 1, 2018 the full $1 billion of 5.05% notes, Series CG, due December 4, 2019

•           Fuelled TELUS’ financial health, as evidenced by TELUS’ 4.9% EBITDA growth in 2018 and free cash flow growth of 24%, notwithstanding intense economic and competitive pressures.

Compensation (as at December 31)

	2018	2017	2016
	($)	($)	($)
Base salary	600,000	590,179	431,096
Annual performance bonus
Cash	154, 610	193,585	151,568
One-time EPSUs	43,947[1]
EPSUs	198,557[2]	193,585	124,843
LTI – RSUs	2,200,000[3]	2,150,000	2,100,000
Total direct compensation	3,197, 114	3,127,349	2,807,507
Change from previous year	2.2%	11%	152%

2018 pay mix

19% Base salary 6% Performance bonus 6% EPSUs 34.5% Time-vested LTI 34.5% Performance-contingent LTI

Share ownership

		Share price
Required	Number of	(Dec. 31,	Total
level	shares held[4]	2018)	value	Multiple
3x base salary	17,027	$45.25	$770,472	1.3x

1           The dollar value of the one-time EPSU grant was approved by the Board on February 13, 2019 and the grant date will be August 15, 2019. The number of EPSUs will be determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding August 15, 2019.

2           Number of EPSUs is calibrated based on the January 1, 2018 share price of $47.99 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year). The grant date will be August 15, 2019.

3           The dollar value of the RSU grant was approved by the Board on February 13, 2019 and the grant date will be August 15, 2019. The number of RSUs will be determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding August 15, 2019.

4           Doug has until February 2022 to reach the share ownership target.

TELUS 2019 INFORMATION CIRCULAR • 82

EXECUTIVE COMPENSATION AT TELUS

Josh Blair

EVP, Group President and Chief Corporate Officer

In his Group President capacity, Josh leads TELUS Health, co-leads TELUS Business Solutions and serves as the Chair of TELUS International. As TELUS’ Chief Corporate Officer, he leads TELUS Ventures, supports the Board on selected activities and primes relationships with many of TELUS’ external stakeholders. Josh joined predecessor company BC TEL in 1995.

2018 key results

•           TELUS International realized double-digit revenue growth on a year-over-year basis, with total annual revenue surpassing $1 billion (including revenue from TELUS), driven by successes such as winning new customers and expanding service offerings to existing marquee brand clients

•           TELUS Health also realized double-digit revenue growth on a year-over-year basis, with TELUS’ health vertical revenue surpassing $700 million, driven by organic and acquisition-based expansion

•           TELUS Business Solutions achieved revenue growth on a consolidated basis, driven by strong wireless results.

Compensation (as at December 31)

	2018	2017	2016
	($)	($)	($)
Base salary	650,000	650,000	650,000
Annual performance bonus
Cash	165,199	213,207	235,207
One-time EPSUs	47,036[1]
EPSUs	212,235[2]	213,207	235,207
LTI – RSUs	2,200,000[3]	2,300,000	3,500,000
Total direct compensation	3,274,470	3,376,414	4,620,414
Change from previous year	(3)%	(27)%	40%

2018 pay mix

20% Base salary 6% Performance bonus 6% EPSUs 34% Time-vested LTI 34% Performance-contingent LTI

Share ownership

		Share price
Required	Number of	(Dec. 31,	Total
level	shares held	2018)	value	Multiple
3x base salary	186,058	$45.25	$8,419,125	13.0x

1           The dollar value of the one-time EPSU grant was approved by the Board on February 13, 2019 and the grant date will be August 15, 2019. The number of EPSUs will be determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding August 15, 2019.

2           Number of EPSUs is calibrated based on the January 1, 2018 share price of $47.99 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year). The grant date will be August 15, 2019.

3           The dollar value of the RSU grant was approved by the Board on February 13, 2019 and the grant date will be August 15, 2019. The number of RSUs will be determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding August 15, 2019.

TELUS 2019 INFORMATION CIRCULAR • 83

EXECUTIVE COMPENSATION AT TELUS

Eros Spadotto

EVP, Technology Strategy and Business Transformation

Eros has the overall responsibility for TELUS’ integrated networks, information technologies and services strategy, with the objective to deliver transformational experiences and superior reliability for our customers. Eros has end-to-end accountability for our wireless and fixed broadband technologies, network spectrum strategy, application and service development, architecture, network and systems assurance, and supply chain management, while also leading our crucial privacy, identity and security roadmaps and governance. Eros joined TELUS in 2000 upon the acquisition of Clearnet Communications Inc., where he had worked since 1995.

2018 key results

•           Earned top marks for the second consecutive year for our 4G LTE and LTE-advanced wireless networks from third-party organizations, including OpenSignal, J.D. Power, Ookla and PCMag

•           Launched TELUS Boost Wi-Fi and earned accolades from Allion Labs as the top performer in upload and download speeds and signal strength

•           Enhanced our near-ubiquitous 4G LTE network in 2018 with the launch of our LTE-machine (LTE-M) network, representing the next phase in our progression toward fully 5G-enabled infrastructure.

Compensation (as at December 31)

	2018	2017	2016
	($)	($)	($)
Base salary	600,000	600,000	600,000
Annual performance bonus
Cash	158, 846	204,395	212,180
One-time EPSUs	45,006[1]
EPSUs	203,852[2]	204,395	212,180
LTI – RSUs	2,000,000[3]	2,250,000	2,000,000
Total direct compensation	3,007, 704	3,258,790	3,024,360
Change from previous year	(8)%	8%	1%

2018 pay mix

20% Base salary 7% Performance bonus 7% EPSUs 33% Time-vested LTI 33% Performance-contingent LTI

Share ownership

		Share price
Required	Number of	(Dec. 31,	Total
level	shares held	2018)	value	Multiple
3x base salary	71,300	$45.25	$3,226,325	5.4x

1           The dollar value of the one-time EPSU grant was approved by the Board on February 13, 2019 and the grant date will be August 15, 2019. The number of EPSUs will be determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding August 15, 2019.

2           Number of EPSUs is calibrated based on the January 1, 2018 share price of $47.99 (i.e. the higher of the weighted average price of the shares on the TSX for the 15 trading days preceding either January 1 or December 31 of the immediately preceding fiscal year). The grant date will be August 15, 2019.

3           The dollar value of the RSU grant was approved by the Board on February 13, 2019 and the grant date will be August 15, 2019. The number of RSUs will be determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding August 15, 2019.

TELUS 2019 INFORMATION CIRCULAR • 84

EXECUTIVE COMPENSATION AT TELUS

David Fuller

EVP and President, TELUS Consumer and Small Business Solutions

David led the Consumer and Small Business. Solutions teams, which serve the wireless and wireline needs of our consumer and small business customers. His teams were responsible for providing innovative communications, information and entertainment solutions with a focus on end-to-end sales, marketing and customer service.

David joined TELUS in 2004 and left the company on January 31, 2019.

2018 key results

•           Generated strong wireless lifetime revenue per customer of $6,200, which is an economic value of up to 57% higher than our national peers

•           Added 356,000 postpaid wireless customers in 2018, driven by industry-leading customer loyalty

•           Evolved our Pik TVTM product offering to a hardware-free solution to better serve our target market of cord-cutters for long-term success.

Compensation (as at December 31)

	2018	2017	2016
	($)	($)	($)
Base salary	600,000	600,000	593,750
Annual performance bonus	391,819[1]	204,395	209,970
EPSUs	–	204,395	209,970
LTI – RSUs	–[2]	4,200,000[3]	2,000,000
Total direct compensation	991,819	5,208,790	3,013,690
Change from previous year	(81)%	73%	2%

2018 pay mix2

60% Base salary 40% Performance bonus

Share ownership

		Share price
Required	Number of	(Dec. 31,	Total
level	shares held	2017)	value	Multiple
3x base salary	51,033	$45.25	$2,309,243	3.8x

1           Annual performance bonus paid entirely in cash.

2           David’s 2018 grant for 2017 performance was reported in our 2018 information circular, consistent with our practice. David left the Company at the end of January 2019 and did not receive an LTI grant with respect to 2018 performance.

3           Included in David’s 2017 awards is his retention LTI grant of $2.0 million, which was made in consideration of his entering into an amended executive employment agreement that offered substantial benefits to TELUS, including a longer non-compete and non-solicitation term and other amendments. See page 107 for more details on his amended executive employment agreement.

TELUS 2019 INFORMATION CIRCULAR • 85

EXECUTIVE COMPENSATION AT TELUS

2018 actual compensation mix (percentage of total direct compensation)

		CEO		Other NEOs
Compensation element	Provided as	Target	2018 actual	Target	2018 actual
Base salary (fixed)	Cash	15%	12%	25%	20%
Performance bonus (at risk)	Cash	9%	6%	12.5%	6%
Medium-term incentive (at risk)	EPSUs	9%	6%	12.5%	6%
Long-term incentive (at risk)	RSUs	67%	77%	50%	68%

1           Darren Entwistle was awarded a portion of his EPSUs in cash in light of his significant shareholdings.

2           David Fuller left TELUS on January 31, 2019 and will not receive an annual long-term incentive in respect of 2018 performance. On that basis, David is excluded from the percentages above.

Overall total direct compensation for the executives ranged from the 64th percentile to the 84th percentile of the selected comparator group.

2018 actual base salary compensation

The 2018 base salaries for the NEOs were as follows:

•    Darren Entwistle’s salary remained at $1,375,000 annually, unchanged since 2012. For six consecutive years, between 2010 and 2015 inclusive, Darren chose to receive payment of his base salary net of taxes and withholdings in TELUS shares. To the best of our knowledge, this level of commitment to compensation in the form of increased share ownership for this duration is unprecedented in the Canadian corporate landscape.

•    Doug French’s salary remained at $600,000 annually.

•    Josh Blair’s salary remained at $650,000 annually.

•    Eros Spadotto’s salary remained at $600,000 annually.

•    David Fuller’s salary remained at $600,000 annually.

For 2017 and 2018, CEO and ELT base salaries were frozen in alignment with the salaries of all TELUS team members. Unlike other TELUS team members, the CEO and ELT did not receive any one-time payments in connection with such salary freezes. The CEO and ELT are eligible for a salary increase in 2019; the last increase to the CEO’s salary was in 2012.

For more details, see the Summary compensation table on pages 96 and 97. Overall, the base salaries paid to the CEO and ELT were within a competitive range of the 50th percentile of the selected comparator group.

TELUS 2019 INFORMATION CIRCULAR • 86

EXECUTIVE COMPENSATION AT TELUS

2018 actual at-risk compensation

2018 corporate performance metrics and results

The following chart describes the corporate performance metrics and results included in the 2018 corporate scorecard.

Achieving performance at target would result in an overall multiplier of 1.0 on the corporate scorecard. The 2018 multiplier was 0.70, as described in the table below. Individual performance metrics and results for each NEO are discussed starting on page 91.

It should be noted that if a result within an index is below threshold, the principle of not paying for a result below threshold is applied at the individual metric level within the index and not at the index level (which is a composite result). An individual metric contained within the index may not be disclosed due to the competitive nature of the metric and the harm its disclosure may cause to TELUS.

			2018	2018	2018
			threshold	target	stretch	2018	Payout
Objectives	Performance metrics	Weighting	(0.5x)	(1.0x)	(2.0x)	results	multipliers
TELUS team	Team member engagement measured through a confidential survey conducted by a third party	10%	86%	88%	91%	85%	0.05[5]
Customers first	Net client additions index (wireless, TV, Internet and health sub-indices)[1]	10%	0.5	1.00	2.00	1.44	0.14
	Client churn index (wireless, TV, Internet and network access line losses)[1]	7.5%	0.5	1.00	2.00	1.41	0.11
	Customer satisfaction index[1]	20%	0.5	1.00	2.00	0.70	0.14
	Corporate sustainability index[1]	2.5%	0.5	1.00	2.00	1.65	0.04
	Digital adoption index[1]	5%	0.5	1.00	2.00	0.91	0.05
Profitable growth and efficiency	Top-line profitable revenue growth ($ billions)[2]	10%	$13.035	$13.285	$13.785	$13.108	0.09[6]
	Simple cash flow ($ billions)[3]	25%	$2.055	$2.205	$2.505	$2.024	0.08[6]
	Earnings per share[4] (EPS)	10%	$2.48	$2.58	$2.78	$2.40	0.00
Multiplier							0.70

1    Internally developed indices representing a composite of various benchmarks and standards, measuring our ability to attract and retain customers. The customer satisfaction index provides survey results per customer segment, and measures service indicators such as minutes of outages, video quality, security measures, and systems quality and availability measurement metrics; the corporate sustainability index measures TELUS’ commitment to the community, our brand perception, green metrics measuring our programs on greenhouse gas emissions, and real estate efficiency; and the digital adoption index measures digital adoption and customer effort reduction. These indices are competitively sensitive and are not disclosed in detail.

2    Top-line profitable revenue of $13.108 billion is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is an accumulation of specific revenue categories that compose the majority of TELUS’ total reported revenue, adjusted for some minor one-time exogenous factors.

3    Simple cash flow is a non-GAAP measure and does not have a standardized meaning under IFRS-IASB. It is defined as EBITDA less capital expenditures (excluding spectrum licenses). For the purposes of the scorecard payout, simple cash flow was normalized to exclude capital expenditures in excess of the 2018 plan, which were associated with our decision to accelerate our investment in broadband technology and infrastructure across wireless and wireline operations, and the gain on sale of TELUS Garden net of foundation donation impact. As a result, simple cash flow was adjusted from $1.998 billion to $2.024 billion.

4    For the purposes of the scorecard payout, actual basic EPS was adjusted to remove the impact of certain one-time factors, including the gain on sale of TELUS Garden net of foundation donation impact. As a result, basic EPS was adjusted from $2.43 to $2.40.

5    Engagement multiplier was adjusted to threshold due to a strong overall result and increase in the metric over 2017 in a year marked by challenges.

6    Adjustment for forgiveness on average revenue per unit (ARPU).

TELUS 2019 INFORMATION CIRCULAR • 87

EXECUTIVE COMPENSATION AT TELUS

We have not made any substantive changes to the primary components of the corporate scorecard (EPS, simple cash flow, profitable revenue growth and certain operational metrics on churn, customer additions, and team engagement) for the past several years. These metrics, however, are made more challenging each year, as corporate scorecard thresholds (resulting in 50 per cent of the target payout) are generally set to exceed the previous year’s actual results. Furthermore, we test new scorecard targets by running them through the previous year’s results to ensure there is a substantial year-over-year improvement in productivity. When the 2018 targets were run through the 2017 corporate scorecard for stress-test purposes, the multiplier was 1.13x, whereas the 2017 corporate scorecard multiplier was 0.71x, clearly indicating that the 2018 targets represented a significant year-over-year increase of 59 per cent in targeted performance in comparison to the 2017 results.

TELUS has had a standard practice in place since 2009 whereby the chairs of the Audit Committee and the Compensation Committee review the results on the corporate scorecard in advance of their respective quarterly meetings and facilitate a line-by-line reconciliation of the corporate scorecard metrics and results with the quarterly financial results. Any proposed adjustments to the corporate scorecard results for payout purposes are subject to this review. In approving the adjustments to the corporate scorecard results, the Compensation Committee sought an approach that was balanced and fair to the employees, as the corporate scorecard results drive the annual performance bonus of all employees participating in the program.

The Compensation Committee decided it was appropriate to exclude negative and positive impacts of some events that could not have been anticipated when setting the targets or that resulted from in-year strategic decisions of senior management to achieve long-term benefits. Thus, the results were normalized as indicated in the footnotes above.

The corporate scorecard multiplier impacts 80 per cent of the annual performance bonus and EPSU award for each executive. The balance (20 per cent) reflects the individual performance multiplier. The 2018 corporate and individual performance multipliers, and the resulting impact on the value of the annual performance bonuses and EPSU awards (medium-term incentives) to all executives, are summarized in the table below.

	Corporate scorecard multiplier	Individual performance multiplier	Bonus award as % of base salary	EPSU award as % of base salary
CEO – At-target performance	1.00	1.00	60%	60%
CEO – Actual 2018 performance results	0.70	1.80	49%	47%
ELT – At-target performance	1.00	1.00	50%	50%
ELT – Actual average 2018 performance results	0.70	0.98	33%	33%[1]

1           Given that the EPSUs will be granted on August 15, 2019, the percentages presented have not been adjusted using the formula described on page 74. The decreased value of the grant (given that share price was higher at the beginning of 2018) is reflected in the number of EPSUs that will be granted.

The overall annual performance bonus for the CEO was 49 per cent of his salary, compared to at-target performance of 60 per cent, while for the ELT the average was 33 per cent of their base salaries, compared to at-target performance of 50 per cent.

Details for each component of compensation (annual performance bonuses, EPSU grants, option and RSU grants) that was awarded to each NEO are outlined below.

At-risk pay – Darren Entwistle, President and CEO

Individual performance

In assessing Darren’s individual performance in 2018, the Board and Compensation Committee considered the Company’s objectives and results achieved, Darren’s demonstrated leadership contributions and other factors that they considered relevant in the context of the Company’s performance in 2018. See page 73 for details regarding the process followed by the Compensation Committee to obtain input from each Board member on Darren’s performance.

In considering the Company’s achievements, the Compensation Committee reviews the PPOs of the CEO. These strategic and operational metrics are the CEO’s personal priorities that align with our strategic intent and imperatives, our 2018 corporate priorities and our long-term goals. A number of these metrics are both Company-specific and industry-relative. The CEO uses these metrics (akin to an operating plan) to report to the Compensation Committee on performance each quarter and he shares these objectives with individual executives based on their portfolios. These metrics are also tied to targets and stretch targets and, like the corporate scorecard metrics, require improvements year over year.

As indicated previously, 80 per cent of Darren’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the Compensation Committee and the Board of his personal performance, which in turn depends on the achievement of his PPOs (the metrics referred to below), as well as the assessment of his leadership contributions and other strategic considerations.

Some of the metrics that comprise the CEO’s PPOs are largely operational in nature, and therefore are highly competitively sensitive. In our view, disclosure of a number of these metrics (representing 30 per cent of his objectives, on a weighted basis) would seriously prejudice our Company in the intensely competitive market in which we operate, as they contain information that would be valuable to our competitors regarding the Company’s 2018 and future financial, marketing and operating plans. These metrics relate to mobile ARPU, lifetime revenue per wireline client and TELUS Health revenue. Performance against these undisclosed metrics was either slightly below or exceeded targets.

We are relying on an exemption available under applicable securities laws from the requirement to disclose some of these metrics on the basis that their disclosure would seriously prejudice the Company’s interests. It should be stressed that these undisclosed metrics represent only approximately three per cent of the factors (corporate and individual) used to determine Darren’s bonus and EPSU award. We are able to disclose a subset of Darren’s PPO results, as shown in the following table, which on a weighted basis represent 70 per cent of his total PPOs.

TELUS 2019 INFORMATION CIRCULAR • 88

EXECUTIVE COMPENSATION AT TELUS

CEO’s personal performance objectives	2018 results

Team member engagement – Enabling work category	Metric measures the conversion of nearly engaged team members to fully engaged. The result was below the PPO threshold
Customer satisfaction index

Metric measures our likelihood-to-recommend scores across our various customer segments, as well as various elements of wireline and wireless service reliability with objective measurements and client surveys. Overall result was above the PPO threshold

Wave 3 profitable growth index

Index measures new incremental revenue streams (such as consumer and business Internet of Things services revenue, wireless machine-to-machine net additions and data step-ups). The result was above the PPO threshold

Third-party wireless network awards

Index measures the number of third-party awards won for wireless network performance from Open Signal, J.D. Power, Ookla and PCMag. TELUS achieved national leadership in network performance in 2018, as recognized by these four independent reports. Overall result was at the stretch 2.0 PPO target

Broadband growth index

Index measures growth for the broadband build program, including penetration growth in communities over a two-year period, and includes targets for ARPU, cost management, net new RGUs, quality of migrations, and growth of wireless and business services. Overall result was above the stretch 1.5 PPO target

Net wireline RGUs versus peer	With 132,000 net new subscriber additions, growth in our net new wireline RGUs versus our peer was above the stretch 2.0 PPO target
Health adoptions index

Index measures growth in primary healthcare services and includes various metrics, such as physician and pharmacy net additions, growth in health exchange transactions, and performance of acquisitions. Overall result was above the stretch 1.5 PPO target

Incremental EBITDA[1] savings as a result of operational efficiency

Results of an overarching program that drives and supports general efficiency and productivity initiatives, as well as projects across the TELUS organization that generate incremental year-over-year EBITDA savings. The result was slightly above the PPO threshold

Broadband efficiency and effectiveness index	Includes key cost measures for the broadband build program, including capex synergies and cost to serve. Overall result was above the PPO target
Digital adoption index	Index measures key metrics to drive self-serve adoption while reducing cost to serve and customer effort. Overall result of 91% was slightly below the PPO target
Simple cash flow

A measure of our success in generating free cash flow to invest in growth and other strategic opportunities, pay dividends and/or strengthen our balance sheet. The result was above the PPO threshold at $2.024 billion

Acquisition effectiveness (TELUS International)	Measures return on investment of acquisitions in TELUS International. Overall result was above the PPO threshold
Enhance TELUS International utilization for TELUS programs	Measures utilization of TELUS International resources for on-shore TELUS programs. Overall result was at PPO threshold

1    EBITDA does not have any standardized meaning under IFRS-IASB. We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level and the contribution of our two segments. For definition and explanation, see Section 11 of Management’s discussion and analysis in the TELUS 2018 annual report. For the purposes of the corporate scorecard payout, EBITDA excludes real estate gains.

The targets for both disclosed and undisclosed performance metrics are generally set so that they are more challenging each year, in order to promote continuous stretch and performance improvement year over year. As a general principle, the threshold target for any metric (yielding a 0.5x multiplier) must exceed the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the Board.

TELUS 2019 INFORMATION CIRCULAR • 89

EXECUTIVE COMPENSATION AT TELUS

2018 payout

The Compensation Committee and the Board, when assessing Darren’s personal performance in 2018, considered, in addition to the results under his PPOs, his vision, performance against TELUS’ leadership values, direction taken and decisiveness in:

•           Putting our communities first through the launch of the TELUS Friendly Future Foundation to help give vulnerable youth a friendlier future in our challenging world with an unprecedented $120 million donation

•           Focusing on customer service excellence as demonstrated by our industry-low churn and results presented in the annual Commission for Complaints for Telecom-television Services report

•           Accelerating and implementing capital programs for the ongoing expansion of our TELUS PureFibre network and our continued evolution to 5G

•           Responding effectively to the highly competitive landscape, delivering strong results in 2018 driven by both our wireless and wireline businesses:

•           Driving wireless leadership including many industry-leading operating results, such as postpaid churn and lifetime revenue per subscriber

•           Realizing wireline leadership in total RGU net additions and growth in external revenue and EBITDA

•           Advancing TELUS Health’s national pharmacy management services with strategic investments as it continues to evolve toward becoming the partner of choice for Canadian clinicians, physicians, pharmacists and consumers

•           Delivering on our multi-year dividend growth model by returning more than $1.2 billion to our shareholders in 2018.

These achievements will underpin the Company’s performance in 2019 and beyond.

Darren’s annual performance bonus and EPSU award were each determined based on corporate performance against targets, taking into account his highly effective leadership, and his individual multiplier of 1.80 (the same as in 2017). Using the formula outlined on pages 72 and 74, this results in an annual performance bonus of $669,798, equal to 49 per cent of his base salary, and an EPSU award of $644,535, equal to 47 per cent of his base salary, in each instance against a target of 60 per cent. The value of the EPSU award was calculated using the following formula: the dollar value of the annual performance bonus divided by the higher of the share price at the beginning of the year or at year-end ($47.99), multiplied by the share price at year-end ($46.18). See page 74 for details.

In past years, the Compensation Committee has recommended the Board approve an all-cash payment in lieu of the EPSU award to Darren, and accordingly, no EPSUs were granted to him. For 2018, Darren’s EPSUs will again be paid in cash, however, as previously discussed on page 78, all management professional team members, including Darren, will receive a portion of their 2018 performance bonus as PSUs. As such, Darren will receive a portion of his combined all-cash payment in the form of an actual EPSU award, consistent with the approach and methodology utilized for all TELUS team members (which results in approximately 20 per cent of the all-cash payment for the CEO delivered in EPSUs). As a result:

•           For his annual performance bonus ($669,798), $524,190 will be paid in cash, and $145,608 will be awarded as an EPSU grant

•           For his EPSU grant ($644,535), $504,419 will be paid in cash in lieu of the usual EPSU grant, and $140,116 will be awarded as an EPSU grant.

The Board, upon the recommendation of the Compensation Committee, awarded to Darren a total cash payment of $1,028,609 (comprising his annual performance bonus and cash in lieu of the usual EPSU grant) and a total EPSU award of $285,725 (to be granted on August 15, 2019).

His aggregate annual performance bonus and EPSU award increased slightly from 2017 by 1.8 per cent, as a result of a larger bonus pool in 2018. Using PVAAM, the Board rated Darren’s individual performance and potential within the top two categories – key player/crucial resource (PVAAM score of between 16 and 20). Given the corporate performance in 2018 and Darren’s exceptional leadership, as described above, the Board awarded Darren LTIs totalling $9 million, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria outlined on page 75. The 2018 annual LTI grant was $250,000 higher than the amount he was awarded last year.

Based on this assessment, Darren’s total direct compensation (base salary + annual performance bonus + EPSUs + RSUs) positions him near the 75th percentile of the market. For comparisons of CEO total direct compensation to prior years, see page 62.

In addition, the Compensation Committee compared Darren’s compensation to that of the next highest paid NEO, and determined that it was not more than four times higher. The Compensation Committee believes that this ratio addresses the reasonableness of CEO pay and the general structure of our compensation program as a whole, and sets an appropriate level of pay for the next highest paid NEO. This ratio also aligns with our succession planning, as it helps ensure that a successor with sufficient scope and breadth of role and leadership acumen would be within the succession planning horizon.

TELUS 2019 INFORMATION CIRCULAR • 90

EXECUTIVE COMPENSATION AT TELUS

At-risk pay – Doug French, Josh Blair, Eros Spadotto and David Fuller

Individual performance

Each executive’s individual performance was measured by the extent to which his business unit contributed to the Company’s performance and by his leadership as assessed by the CEO.

As indicated previously, 80 per cent of an executive’s bonus and EPSU award is based on the corporate scorecard. The remaining 20 per cent is based on the evaluation by the CEO and the Compensation Committee of the executive’s performance, which in turn depends on achievement of his or her PPOs, as well as the assessment of his or her leadership and other strategic considerations. Some of these metrics comprising the individual component are highly sensitive and are not disclosed. The undisclosed metrics represent a small portion and vary by individual in terms of the percentage of the corporate and individual factors used to determine their annual performance bonus and EPSU award. As part of their PPOs, the executives share in the 2018 operational metrics forming the CEO’s PPOs. The percentage of metrics shared with the CEO is outlined in the following table. Refer to At-risk pay – Darren Entwistle (page 88) for a discussion of how individual performance was assessed against these metrics. See page 88 for a discussion of the setting of the disclosed and undisclosed targets and their degree of difficulty.

2018 payouts

Each executive’s annual performance bonus and EPSU award were determined using the formulas outlined on pages 72 and 74. Based on corporate performance against targets, as measured by the corporate scorecard, and effective personal performance and leadership, the Compensation Committee approved annual performance bonuses and EPSU awards as outlined below, all of which were lower than the target amount of 50 per cent of base salary. As previously discussed on page 78, each executive will receive a portion of his annual performance bonus in the form of an EPSU award, consistent with the approach and methodology utilized for all TELUS team members (which results in approximately 20 per cent of the performance bonus for the ELT delivered in EPSUs).

Using PVAAM, the CEO, with the approval of the Compensation Committee, rated each executive’s individual performance and potential. As a result, the Compensation Committee awarded LTIs (based on performance) that ranged from $2.0 million to $2.2 million, of which 50 per cent were three-year time-vesting RSUs and 50 per cent were performance-contingent RSUs, subject to the performance criteria outlined on pages 75 to 76. This positioned the executives at relative percentiles of the market for total direct compensation (base salary + annual cash bonus + EPSUs + RSU/option awards), as set out below.

				David Fuller[1]
		Josh Blair	Eros Spadotto	EVP and President,
		EVP, Group President	EVP, Technology	TELUS Consumer
	Doug French	and Chief Corporate	Strategy and Business	and Small Business
	EVP and CFO	Officer	Transformation	Solutions
Individual performance (weighting)	20%	20%	20%	20%
Percentage of undisclosed metrics	1%	2%	1%	2%
Percentage of metrics shared with CEO	55%	90%	55%	75%
Performance bonus award – Total	$198,557	$212,235	$203,852	$391,819
Cash	$154,610	$165,199	$158, 846	n/a
One-time EPSUs	$43,947	$47,036	$45,006	n/a
As a percentage of base salary (target)	50%	50%	50%	100%
As a percentage of base salary (actual)	33%	33%	34%	66%
Executive performance share units award	$198,557	$212,235	$203,852	n/a
As a percentage of base salary (target)	50%	50%	50%	n/a
As a percentage of base salary (actual)	33%	33%	34%	n/a
Performance (PVAAM rating)	Within top two categories	Within top two categories	Within top two categories	n/a
Long-term incentives[2]	$2,200,000	$2,200,000	$2,000,000	n/a
Total direct compensation market position	Between 50th and 75th percentile	Between 50th and 75th percentile	Above 75th percentile	n/a

1         David’s 2018 grant for 2017 performance was reported in our 2018 information circular, consistent with our practice. David left the Company at the end of January 2019 and did not receive an LTI grant with respect to 2018 performance.

2         Fifty per cent of these awards were in time-vesting RSUs and 50 per cent were in performance-contingent RSUs.

TELUS 2019 INFORMATION CIRCULAR • 91

EXECUTIVE COMPENSATION AT TELUS

Performance graph and CEO compensation

The following graph compares the cumulative total shareholder return for TELUS shares with the cumulative total return for the S&P/TSX Composite Index and the cumulative return for the MSCI World Telecom Index (MSCI Index). The MSCI Index is composed of securities classified in the telecommunications sector under the Global Industry Classification Standard (GICS) across 23 developed market countries. The graph also shows changes over the past one, two, five and 10 years, assuming an investment of $100 on December 31, 2017, 2016, 2013 and 2008 and the reinvestment of dividends. As well, we have adjusted for the two-for-one split of TELUS shares that took effect on April 16, 2013. Also shown is the CEO’s total direct compensation over the same periods, which is indexed to $100 as at December 31, 2017, 2016, 2013 and 2008, respectively.

From 2013 to 2018, the compensation of the CEO rose by 22%. Over that same period, total shareholder return was 53% for TELUS, 6% for the MSCI Index and 22% for the S&P/TSX Composite Index.

		S&P/TSX	MSCI World	CEO total direct
Number of years	TELUS shares	Composite Index	Telecom Index	compensation
One year (since 2017)	$99	$91	$91	$103
Two years (since 2016)	$116	$99	$97	$96
Five years (since 2013)	$153	$122	$106	$122
10 years (since 2008)	$377	$214	$198	$195

The following graphs compare the yearly change in the cumulative total shareholder return on TELUS shares with the cumulative total return for the S&P/TSX Composite Index. The graphs show changes over the past five, 10 and 15 years, assuming an investment of $100 on December 31, 2013, 2008 and 2003 and the reinvestment of dividends. We have adjusted for the two-for-one split of TELUS shares that took effect on April 16, 2013.

As shown in the graphs above and on page 93, TELUS shares have strongly outperformed the MSCI Index and the S&P/TSX Composite Index:

•           The one-year TELUS total shareholder return since December 31, 2017 was negative one per cent, in contrast to the MSCI Index at negative nine per cent and the S&P/TSX Composite Index at negative nine per cent.

•           The two-year TELUS total shareholder return since December 31, 2016 was 16 per cent, in contrast to the MSCI Index at negative three per cent and the S&P/TSX Composite Index negative one per cent, while CEO total direct compensation decreased by four per cent over the same period.

•           The five-year TELUS total shareholder return since December 31, 2013 was 53 per cent, in contrast to the MSCI Index at six per cent and the S&P/TSX Composite Index at 22 per cent, while CEO total direct compensation increased by 22 per cent, and average NEO total direct compensation decreased by 16 per cent over the same period. The decrease in NEO compensation was partly due to the fact that different individuals with varying portfolios and degrees of responsibility have been considered NEOs during the five-year period.

•           During the 10-year period, TELUS total shareholder return was 277 per cent, in contrast to the MSCI Index at 98 per cent and the S&P/TSX Composite Index at 114 per cent, while CEO total direct compensation increased by 95 per cent.

•           TELUS’ favourable performance continued to be reflected over the 15-year period. During this period, TELUS total shareholder return was 521 per cent, in contrast to the MSCI Index at 134 per cent and the S&P/TSX Composite Index at 162 per cent, while CEO total direct compensation increased by 183 per cent. Within this period, between 2010 and 2015 inclusive, Darren chose to receive payment of his base salary net of taxes and withholdings in TELUS shares.

TELUS 2019 INFORMATION CIRCULAR • 92

EXECUTIVE COMPENSATION AT TELUS

TELUS 2019 INFORMATION CIRCULAR • 93

EXECUTIVE COMPENSATION AT TELUS

Clawback policy

Since January 1, 2013, the Company has had a clawback policy that allows the Company to recover or cancel certain incentives or deferred compensation to executive officers in circumstances where:

1.       There has been a material misrepresentation or material error resulting in the restatement of the Company’s financial statements

2.       An executive would have received less incentive compensation based on the restated financials, and

3.       The executive’s misconduct (such as an act of fraud, dishonesty or wilful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the financial statements.

In the circumstances described above, the Board may cancel, or require the executive to repay to the Company, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:

•           The annual performance bonus

•           Unvested options, RSUs and EPSUs

•           Vested but unexercised options

•           Any monetary payments and shares received from the exercise of options or redemption of EPSUs and RSUs.

The Board may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite provincial securities commissions.

Of note, the Company has not had to claw back any compensation pursuant to this policy since it was put in place and did not previously encounter a situation where a compensation recoupment or adjustment would have been required had a clawback policy been in place.

Share ownership requirement

Our executive share ownership requirement has been in place for over a decade, further demonstrating our compensation philosophy to align the interests of our executives with those of our shareholders. Our executives must beneficially own, either directly or indirectly, a certain number of shares based on targets varying by position. This is a more stringent requirement than prevalent market practice since TELUS does not include options, EPSUs or RSUs when determining if the target has been met. In our view, an executive purchasing shares with his or her own funds more clearly demonstrates his or her commitment to the Company and its future success.

Share (excluding options, EPSUs
and RSUs) ownership guidelines
CEO	7x annual base salary
ELT	3x annual base salary

We also require an executive who has not met the share ownership requirement to take 50 per cent of net equity awards (after taxes) in shares for any equity vesting unless that executive is pursuing other means of meeting the share ownership requirement. The executive must also hold such shares until the requirement is met.

Furthermore, any executive retiring after January 1, 2013 must continue to hold a number of shares equal to the share ownership requirement for one year following retirement.

To further enhance the alignment of compensation with shareholders’ interests, we encourage our senior managers below the executive level (senior vice-president, vice-president and director level employees) to commit to meeting the following share ownership targets.

Share (excluding options, EPSUs,
MPSUs and RSUs) ownership guidelines
Senior vice-presidents	75% of base salary, to be attained in four years
Vice-presidents	50% of base salary, to be attained in four years
Directors	25% of base salary, to be attained in five years

In consideration of their voluntary participation, managers are eligible for annual grants of medium-term RSUs called management performance share units (MPSUs). MPSU grants are based on annual target amounts established by the CEO for each job level. Currently, these targets range from $10,000 a year for directors to $50,000 a year for senior vice-presidents. The actual awards for individual managers are then adjusted up or down from the target based on their weighted corporate and individual performance multipliers for the performance year, in the same way that their annual performance bonus is adjusted. Thus, actual MPSU awards can range from zero for substandard performance to no more than 200 per cent of the target amount for exceptional performance (with the average at approximately 100 per cent).

MPSUs are awarded under the Performance Share Unit Plan and are substantially similar to EPSUs, except that MPSU awards are not subject to reduction as a result of any decline in share price during the performance year. MPSUs vest at a rate of one-third every year over a period of just under three years. If share ownership targets are not met within the required timeframes, or thereafter are not maintained, managers will not be eligible to receive an award of MPSUs until the applicable share ownership targets are met.

TELUS 2019 INFORMATION CIRCULAR • 94

EXECUTIVE COMPENSATION AT TELUS

Executive shareholdings and total equity summary

The following table lists the number and value of shares and total equity (shares, EPSUs and RSUs, but excluding options) held by each NEO as at December 31, 2018. It also shows total shareholdings as a multiple of the individual’s annual base salary at year-end relative to the share ownership guidelines described previously.

								Value of	Value of
				Value of	Total equity	Value of		total equity	shareholdings[3]
		Value of	Total	EPSUs/	(shares/	total	Base	as a	as a
	Total	shares[2]	EPSUs/	RSUs[2]	EPSUs/	equity[2]	salary	multiple of	multiple of
Name	shares[1]	($)	RSUs[1]	($)	RSUs)[1]	($)	($)	base salary	base salary
Darren Entwistle	183,406	$8,299,122	432,365	$19,564,516	615,771	$27,863,638	1,375,000	20.3	6.0
Doug French[4]	17,027	$770,472	94,443	$4,273,545	111,470	$5,044,017	600,000	8.4	1.3
Josh Blair	186,058	$8,419,125	143,429	$6,490,163	329,487	$14,909,288	650,000	22.9	13.0
Eros Spadotto	71,300	$3,226,325	105,006	$4,751,567	176,306	$7,977,892	600,000	13.3	5.4
David Fuller	51,033	$2,309,243	103,597	$4,687,764	154,630	$6,997,007	600,000	11.7	3.8

1         Excludes any shares that may be acquired by an executive in 2019 in payment of EPSUs that vested in 2018.

2         On December 31, 2018, the closing share price on the TSX was $45.25.

3         Excludes all options, RSUs and EPSUs, per TELUS’ stringent requirements.

4         Doug has until February 2022 to meet his share ownership target of three times annual base salary.

The ownership requirement was met by three NEOs in 2018 (Josh, Eros and David). Doug is making progress toward meeting his share ownership target and has five years from the time of his official appointment (February 2022) to reach the target. As at year-end, Darren’s holdings are 6.0x. Prior to the transfer of shares to the Entwistle Family Foundation on November 28, 2018, Darren’s holdings were 7.1x and his share ownership target was met during the year. Darren has committed to meeting the 7.0 target again by the end of 2019.

Conclusion

The Compensation Committee believes that the overall compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executive team to make a significant contribution to the Company’s success, thereby enhancing the value of the Company for its shareholders. We also believe that the design of our executive compensation program encourages appropriate risk-taking.

Signed, the members of the Human Resources and Compensation Committee

Mary Jo Haddad (Chair)	Kathy Kinloch

Ray Chan	Marc Parent

Stockwell Day

TELUS 2019 INFORMATION CIRCULAR • 95

EXECUTIVE COMPENSATION AT TELUS

Executive compensation summary

Summary compensation table

				Doug French
	Darren Entwistle			Executive Vice-President (EVP)
($)	President and Chief Executive Officer (CEO)			and Chief Financial Officer (CFO)
Year	2018	2017	2016	2018	2017	2016
Salary	1,375,000	1,375,000	1,375,000	600,000	590,179	431,096
Share-based awards[1]	9,644,535[2]	9,395,565[2]	10,178,483[2]	2,398,557	2,343,585	2,224,843
Option-based awards	–	–	–	–	–	–
Non-equity incentive
plan compensation
– Annual incentive plans	669,798	645,565	678,483	198,557	193,585	151,568
– Long-term incentive plans	–	–	–	–	–	–
Pension value	742,000	619,000	584,000	159,000	3,417,000[3]	248,000
All other compensation[4,5]	131,883	132,448	130,184	7,706	21,642	4,872
Total compensation	12,563,216	12,167,578	12,946,150	3,363,820	6,565,991	3,060,379

1         The value of share-based awards (executive performance share units or EPSUs as well as restricted share units or RSUs) is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. The grants were awarded by the Human Resources and Compensation Committee (Compensation Committee) and the Board in dollar amounts. For 2018, the dollar amounts for the RSUs and EPSUs were established by the Board on February 13, 2019, and the units will be granted on August 15, 2019. These amounts will be converted into RSUs or EPSUs based on the formula provided in the applicable plans (for RSUs) or by the Compensation Committee or the Board (for EPSUs), as applicable. Thus, the number of regular annual EPSUs was determined by dividing the dollar amount granted by the weighted average price of the shares on the Toronto Stock Exchange (TSX) for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever was higher. The number of RSUs and one-time EPSU grants will be determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding August 15, 2019. This will match the accounting fair value for the time-vesting RSUs (which represents 50 per cent of the notional RSU grant value) and for the portion allocated to the total customer connections performance-contingent RSUs (which represents 12.5 per cent of the notional grant value), assuming a multiplier at target. The accounting fair value for the portion allocated to the relative total shareholder return (TSR) performance-contingent RSUs (which represents 37.5 per cent of the notional RSU grant value) is an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

2         Amounts for Darren include the EPSU grants that were awarded in cash.

3         Doug experienced a $3,417,000 compensatory change in pension value during 2017. At the end of 2016, Doug had not yet been officially granted membership in the Supplementary Retirement Arrangement (SRA), therefore, the 2016 disclosures with respect to his retirement benefits reflected his participation in retirement programs at that date. During 2017, Doug became a member of the SRA, resulting, in part, in the granting of several years of past service not previously recognized. The total value of those additional years of past service granted in 2017 was reflected in the 2017 compensatory change.

4         Perquisites for all named executive officers (NEOs), except Darren, totalled less than $50,000. In the case of Darren, the disclosed amount also included a vehicle allowance in the amount of $40,800, enhanced family medical coverage in the amount of $35,000, and an annual flexible perquisite account.

5         Amounts shown represent employer contributions under the Employee Share Purchase Plan and telecommunications concessions (the grossed-up amounts for applicable taxes are included in the amounts disclosed) plus perquisites for Darren. For 2016, Doug did not receive grossed-up amounts for telecommunications concessions.

TELUS 2019 INFORMATION CIRCULAR • 96

EXECUTIVE COMPENSATION AT TELUS

Summary compensation table (continued)

							David Fuller[1]
	Josh Blair			Eros Spadotto			EVP and President,
	EVP, Group President and			EVP, Technology Strategy			Consumer and
($)	Chief Corporate Officer			and Business Transformation			Small Business Solutions
Year	2018	2017	2016	2018	2017	2016	2018	2017	2016
Salary	650,000	650,000	650,000	600,000	600,000	600,000	600,000	600,000	593,750
Share-based awards[2]	2,412,235	2,513,207	3,735,207	2,203,852	2,454,395	2,212,180	–[3]	4,404,395	2,209,970
Option-based awards	–	–	–	–	–	–	–	–	–
Non-equity incentive
plan compensation
– Annual incentive plans	212,235	213,207	235,207	203,852	204,395	212,180	391,819[4]	204,395	209,970
– Long-term incentive plans	–	–	–	–	–	–	–	–	–
Pension value	72,000	(202,000)[5]	145,000	205,000	96,000	20,000	457,000	287,000	230,000
All other compensation[6,7]	20,278	20,654	20,713	20,765	20,929	20,856	20,765	20,882	20,644
Total compensation	3,366,748	3,195,068	4,786,127	3,233,469	3,375,719	3,065,216	1,469,584	5,516,672	3,264,334

1         Included in David’s share-based awards is his retention grant of $2.0 million, which was made in consideration of him entering into an amended executive employment agreement that offered substantial benefits to TELUS, including non-compete and non-solicitation clauses of a longer duration and other terms. The 2017 share-based awards reflect this amount, as well as his annual long-term incentive (LTI) grant of $2.2 million.

2         The value of share-based awards (EPSUs as well as RSUs) is based on the executive’s performance. Therefore, the awards for a particular year are granted at the beginning of the following year. The grants were awarded by the Compensation Committee and the Board in dollar amounts. For 2018, the dollar amounts for the RSUs and EPSUs were established by the Board on February 13, 2019, and the units will be granted on August 15, 2019. These amounts will be converted into RSUs or EPSUs based on the formula provided in the applicable plans (for RSUs) or by the Compensation Committee or the Board (for EPSUs), as applicable. Thus, the number of regular annual EPSUs was determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the 15 trading days immediately preceding either January 1 or December 31 of the immediately preceding fiscal year, whichever was higher. The number of RSUs and one-time EPSU grants will be determined by dividing the dollar amount granted by the weighted average price of the shares on the TSX for the five trading days immediately preceding August 15, 2019. This will match the accounting fair value for the time-vesting RSUs (which represents 50 per cent of the notional RSU grant value) and for the portion allocated to the total customer connections performance-contingent RSUs (which represents 12.5 per cent of the notional grant value), assuming a multiplier at target. The accounting fair value for the portion allocated to the relative TSR performance-contingent RSUs (which represents 37.5 per cent of the notional RSU grant value) is an estimation reflecting a variable payout, determined using a Monte Carlo simulation.

3         David’s 2018 grant for 2017 performance was reported in our 2018 information circular, consistent with our practice. David left the Company at the end of January 2019 and did not receive an LTI grant with respect to 2018 performance.

4         Due to David’s departure, his annual performance bonus is being paid entirely in cash.

5         Josh experienced a $(202,000) compensatory change in pension value during 2017. Salaries have been frozen in recent years at TELUS. As the TELUS defined benefit pension plans provide annual pension benefits based on members’ earnings at retirement, the impact of this changes projected final average earnings from the previous year’s estimates. As Josh has the most years of credited service in TELUS pension plans among the NEOs, this affects him more, resulting in the 2017 compensatory change provided.

6         Perquisites for all NEOs, except Darren, totalled less than $50,000.

7         Amounts shown represent employer contributions under the Employee Share Purchase Plan and telecommunications concessions (the grossed-up amounts for applicable taxes are included in the amounts disclosed).

TELUS 2019 INFORMATION CIRCULAR • 97

EXECUTIVE COMPENSATION AT TELUS

Incentive plan awards

As at December 31, 2018, none of our NEOs had any option awards outstanding. The following table summarizes all share-based awards outstanding at the end of December 31, 2018. None of the NEOs have held options since 2014.

		Share-based awards[1]
		Market or payout value	Market or payout value of
		of share-based	vested share-based awards
	Number of shares	awards that have	not paid out
	or units that	not vested[2]	or distributed[3]
Name	have not vested	($)	($)
Darren Entwistle	432,365	19,564,516	–
Doug French	94,443	4,273,545	104,097
Josh Blair	143,429	6,490,163	158,887
Eros Spadotto	105,006	4,751,522	147,245
David Fuller	103,597	4,687,764	146,365

1        Includes reinvested dividends or dividend equivalents.

2        The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100%) vested on December 31, 2018. The number is based on a closing share price on the TSX of $45.25 on December 31, 2018.

3        Amounts in this column are the value of EPSU grants that vested on December 31, 2018, but will be paid in early January 2019.

The following table summarizes the value of all share-based awards vested or earned for each NEO during the 2018 fiscal year. The terms of all plan-based awards under which other share-based awards are granted or vested are discussed on pages 112 and 113.

		Non-equity
	Share-based	incentive plan
	awards – Value	compensation – Value
	vested during	earned during
	the year[1]	the year
Name	($)	($)
Darren Entwistle	11,513,597	669,798
Doug French	1,522,170	198,557
Josh Blair	4,039,871	212,235
Eros Spadotto	3,672,428	203,852
David Fuller	3,669,963	–

1        The amounts reflect the final third of EPSUs granted in 2016 that vested on November 15, 2018 at a price of $46.08, the second third of EPSUs granted in 2017 and the first third of EPSUs granted in 2018 that vested on December 31, 2018 at a price of $45.03; RSUs and the final third of management performance share units (MPSUs) granted in 2016, the second third of MPSUs granted in 2017, and the first third of MPSUs granted in 2018 that vested on November 20, 2018 at a price of $46.44.

Payout calculation to NEOs for RSUs that vested in 2018 (granted in February 2016)

In 2018, performance-contingent RSUs, which were originally granted in February 2016 in respect of 2015 performance, vested. The results that were achieved and the resulting payout factors are provided in the table below.

Metric	Result (as of September 30, 2018)	Payout factor
	TELUS ranked at the 74th percentile against the incumbent
Relative TSR	telephone companies in the MSCI World Telecom Index	147%
Total customer connections[1]	14,886,000 total customer connections	200%

1    Includes wireline residential and business network access lines, and wireless, Internet and TELUS TV subscribers.

TELUS 2019 INFORMATION CIRCULAR • 98

EXECUTIVE COMPENSATION AT TELUS

Benefits and perquisites

As mentioned on page 71, TELUS provides its executives with a competitive benefits program that includes: health and dental coverage; life, accident and critical illness insurance coverage; short-term and long-term disability coverage; and health spending accounts. We also offer executives (and all employees) the opportunity to purchase TELUS shares through regular payroll deductions, with a Company match of 35 per cent for executives to a maximum of six per cent of base salary under the Employee Share Purchase Plan. To the extent required, costs for the NEOs have been included in the Summary compensation table on pages 96 and 97.

The use of perquisites is limited for our executives. We have a number of policies regarding the use of perquisites that are regularly reviewed by the Compensation Committee to ensure they remain appropriate. Some of the perquisites that are provided to executives include: an executive health plan, a flexible perquisite account intended to cover financial and retirement counselling, clothing and other items, a vehicle allowance and telecom benefits for the executive’s home (for work and personal use).

TELUS Pension Plan

TELUS retirement plan benefits

The NEOs participate in the Company’s defined benefit retirement program. The retirement program consists of a contributory registered defined benefit pension plan and the Supplementary Retirement Arrangement (SRA), which provides supplemental pension benefits to a retired executive in addition to the pension income under the registered pension plans. The SRA for the participating NEOs supplements the pension benefits of the registered plan by providing a total benefit at retirement determined as two per cent of a person’s highest consecutive three years’ average pensionable remuneration times the total number of years of credited service, subject to a maximum of 35 years. This results in a maximum cap on total benefits of 70 per cent of the average pensionable remuneration.

Pensionable remuneration for the NEOs under the SRA is equal to base salary plus the actual annual performance bonus paid in cash and in EPSUs, to a limit of 100 per cent of the NEO’s base salary.

As is common with non-registered plans of this nature, the SRA is not funded.

The pension benefits under the registered Company pension plans and the SRA are payable for a member’s lifetime, with a 60 per cent benefit payable to the surviving spouse.

The normal retirement age is 65. Early retirement is permitted as early as age 55 if the member has at least 10 years of credited service. Retirement benefits are unreduced if the member retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise the annual benefit is reduced by 0.5 per cent per month from the earlier of age 60 and the age at which the member would have qualified for an unreduced benefit, further reduced by the lesser of 0.25 per cent for each month by which the member’s service (excluding any extra years of credited service granted) is less than 15 years and 0.25 per cent for each month by which the member’s age is less than 65.

Some NEOs also have entitlements in a registered defined contribution pension plan and a non-registered defined contribution plan.

The following tables set out information for the NEOs regarding their retirement benefit.

Defined benefit plans

				Opening
				present value			Closing present
				of defined		Non-	value of
	Number of years	Annual benefits		benefit	Compensatory	compensatory	defined benefit
	credited service	payable		obligation	change	change	obligation
Name	(#)	($)		($)	($)	($)	($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year end	At age 65
		(c1)	(c2)
Darren Entwistle	23 years and 6 months	1,258,000	1,722,000	17,732,000	742,000	(145,000)	18,329,000
Doug French	17 years	237,000	441,000	4,125,000	159,000	(232,000)	4,052,000
Josh Blair	26 years and 11 months	551,000	785,000	9,956,000	72,000	(489,000)	9,539,000
Eros Spadotto	23 years and 2 months	446,000	604,000	7,025,000	205,000	(9,000)	7,221,000
David Fuller	16 years and 10 months	297,000	610,000	3,924,000	457,000	(236,000)	4,145,000

TELUS 2019 INFORMATION CIRCULAR • 99

EXECUTIVE COMPENSATION AT TELUS

Defined contribution plans

	Accumulated value		Accumulated value
	at start of year	Compensatory	at end of year
Name	($)	($)	($)
(a)	(b)	(c)	(d)
Doug French	578,000	0	566,000
Josh Blair	155,000	0	153,000
David Fuller	658,000	0	630,000

Granting of extra years of credited service

The SRA permits the Company to grant additional years of credited service. The employment agreements with Darren, Josh, Eros and David provide for the accrual of two years of credited service under the SRA for each full year of employment, in the time periods noted on page 102. When additional credited service was granted, our practice was to limit it to a maximum period of five years. The additional credited service cannot be counted for the purposes of qualifying for an unreduced retirement or determining the reduction on early retirement and is not used for any other non-pension related items that might be dependent on service. The additional credited service accrued to December 31, 2018 is included in column (b) in the Defined benefit plans table on page 99.

Recognition of past service

In 2008, TELUS implemented a mechanism to migrate certain executives, including Josh and Eros, from their defined contribution and group RRSP pension arrangements to participation in the registered defined benefit plan and the SRA. For these individuals, arrangements were made to recognize past TELUS service within the SRA. In 2015, David became covered under the SRA and his period of past service with TELUS was recognized under the SRA. Effective January 1, 2017, Doug became a member of the SRA and his period of past service with TELUS was recognized under the SRA.

These past service periods are included in column (b) in the Defined benefit plans table on page 99.

Accrued obligation

The accrued obligation is calculated using a valuation method and assumptions consistent with the most recent financial statements, and is based on a projection of both pensionable earnings and credited service to the earliest eligible retirement date. Key economic assumptions are disclosed in Note 15 – Employee future benefits of the 2018 consolidated financial statements. Mortality rates after retirement are assumed to follow the CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Mortality rates prior to retirement and disability rates are assumed to be zero. Prior to retirement, withdrawals (terminations and resignations) under the SRA are assumed to occur at a rate of 10 per cent per year.

Compensatory and non-compensatory change in accrued obligation

The compensatory change in accrued obligation includes the service cost net of employee contributions, any differences between actual and estimated earnings, and any additional plan or other changes that have retroactive impact.

The non-compensatory change in accrued obligation comprises three parts:

•           The interest on the accrued benefit obligation

•           The change in accrued obligation due to the change in assumptions, plus

•           The employee contributions for the year.

Annual benefits payable

In the Defined benefit plans table on page 99, column (c1) shows the amount that would be payable based on years of credited service reported in column (b) and pensionable earnings as at the end of the most recently completed financial year. The illustrated pension is payable at age 65. Column (c2) shows the amount that would be payable at age 65 based on years of credited service, assuming the NEO continues to work to age 65, and pensionable earnings as at the end of the most recently completed financial year.

TELUS 2019 INFORMATION CIRCULAR • 100

EXECUTIVE COMPENSATION AT TELUS

Sample pension benefit calculations

The following table shows the total of the annual retirement benefits, payable from both the SRA and registered pension plans, assuming retirement at age 65 or over.

Pension plan table 2018

	Years of service
Remuneration ($)	10	15	20	25	30
500,000	100,000	150,000	200,000	250,000	300,000
600,000	120,000	180,000	240,000	300,000	360,000
700,000	140,000	210,000	280,000	350,000	420,000
800,000	160,000	240,000	320,000	400,000	480,000
900,000	180,000	270,000	360,000	450,000	540,000
1,000,000	200,000	300,000	400,000	500,000	600,000
1,100,000	220,000	330,000	440,000	550,000	660,000
1,200,000	240,000	360,000	480,000	600,000	720,000
1,300,000	260,000	390,000	520,000	650,000	780,000
1,400,000	280,000	420,000	560,000	700,000	840,000
1,500,000	300,000	450,000	600,000	750,000	900,000
1,600,000	320,000	480,000	640,000	800,000	960,000
1,700,000	340,000	510,000	680,000	850,000	1,020,000
1,800,000	360,000	540,000	720,000	900,000	1,080,000
1,900,000	380,000	570,000	760,000	950,000	1,140,000
2,000,000	400,000	600,000	800,000	1,000,000	1,200,000
2,100,000	420,000	630,000	840,000	1,050,000	1,260,000
2,200,000	440,000	660,000	880,000	1,100,000	1,320,000
2,300,000	460,000	690,000	920,000	1,150,000	1,380,000
2,400,000	480,000	720,000	960,000	1,200,000	1,440,000

•            The compensation covered by the SRA for each of the participating NEOs is based on his or her respective salary shown in the Summary compensation table plus the sum of the performance bonus paid and the medium-term incentives awarded or granted to the member, up to an overall maximum value equal to two times the base salary.

•            The benefits under the registered pension plans and the SRA are payable for a member’s lifetime, with a 60 per cent benefit payable to the surviving spouse.

•            On retirement prior to age 65 with less than 15 years’ service, the pension will be reduced.

•            The above benefits are not offset by any Canada Pension Plan/Québec Pension Plan payments.

Employment agreements

TELUS has employment agreements for an indefinite term with each of the NEOs. Other than compensation, the agreements set out the following key provisions (as at December 31, 2018).

Severance on termination of employment

Employment of an executive may be terminated by any of the following means: resignation by the executive, termination by the Company for cause, termination by the Company without just cause, retirement of the executive, or death or disability of the executive.

An executive is required to give the Company at least three months’ notice of resignation. On receiving that notice, the Company may instead elect to terminate the executive earlier during that three-month period by paying to the executive the base salary for the abridged work period.

If an executive is terminated for just cause, no severance is payable.

If the employment of the executive were to be terminated without just cause, the executive would be paid a severance in the amount outlined in the following tables, receive continued benefit coverage other than disability coverage and accident insurance, and be credited with continued accrual of pensionable service other than accrual under the registered pension plans.

If an executive were to retire, he would be entitled to receive 50 per cent of his base salary representing his annual performance bonus target (60 per cent in the case of the CEO), pro-rated to the date of retirement, in addition to his retirement benefits, if any, in accordance with the terms of his pension arrangements and any other policies or programs at the Company that are applicable to the executive as a retired employee in effect at the time of his retirement.

If the employment of an executive were to be terminated by reason of death, the executive’s estate would receive 50 per cent of the executive’s base salary representing his annual performance bonus target (60 per cent in the case of the CEO), pro-rated to the date of death, and any compensation or benefits payable or owing on or after the date of death in accordance with the terms of any applicable benefits or pension plans.

TELUS 2019 INFORMATION CIRCULAR • 101

EXECUTIVE COMPENSATION AT TELUS

If the employment of an executive were to be terminated by reason of disability, the executive would be entitled to receive the base salary for a period of 18 months, along with any annual performance bonus that would have become payable to the executive during that 18-month period (24 months in the case of the CEO), less any disability benefits or other employment or self-employment income.

In addition, an executive’s entitlement to vested and unvested medium-term and long-term incentives on the termination of employment is set forth in the plan texts for the Management Option Plan, Performance Share Unit Plan and Restricted Share Unit Plan. See pages 109 to 113 for a description.

Change of control

The Management Option Plan, Restricted Share Unit Plan and Performance Share Unit Plan contain change of control provisions that are applicable to all TELUS team members, including the NEOs. See page 110 for a full description of these provisions and their effect. A change in control is defined in those plans as follows:

•           Any person or persons acting in concert acquire more than 50 per cent of the value of TELUS’ consolidated assets

•           A formal take-over bid is made for TELUS shares

•           Any person or persons acting in concert acquire more than 35 per cent of the TELUS shares

•           Any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction resulting in TELUS shareholders prior to the transaction collectively holding less than 50 per cent of the equity of the voting securities of the continuing entity, or

•           In connection with any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction the Board passes a resolution confirming that a change in control has occurred.

The employment agreements of the NEOs do not contain any change of control provisions, except for Darren’s agreement, which contains a double-trigger change of control provision entitling him to 24 months’ severance if his employment is terminated without cause or he elects to resign on or before a date that is two years after the date of a change of control.

Confidentiality and non-compete

Each NEO’s employment agreement contains a prohibition on the improper disclosure and use of confidential information and a one-year non-competition restriction after termination, except for Darren’s and David’s agreements, which each contain a two-year non-competition restriction after termination.

Additional pensionable service

As at December 31, 2018, the employment agreements with all the NEOs, other than Doug, provide that they will be accruing two years of pensionable service under the SRA for each full year of employment, in the time periods noted below. However, we do not grant additional core years of service for executives, and when additional pensionable service is granted, it is limited to a maximum period of five years. The additional years of service cannot be counted for the purpose of qualifying for early, unreduced retirement and would not be used for any other non-pension related items that might be dependent on service. As disclosed on page 100, the Company implemented a mechanism to migrate Josh and Eros from their previous pension arrangements to participation in the registered defined benefit pension plan and the SRA. Their employment agreements reflect these arrangements.

Named
executive officer	Employment period
Darren Entwistle	September 1, 2006 to September 1, 2011
Josh Blair	January 1, 2008 to January 1, 2013
Eros Spadotto	January 1, 2008 to January 1, 2013
David Fuller[1]	January 1, 2017 to January 1, 2022

1  David left TELUS on January 31, 2019.

Termination and change of control compensation and benefits

The following tables set out the compensation and benefits that would be payable by the Company to each NEO if the executive’s employment were to be terminated as of December 31, 2018 by reason of voluntary resignation, termination with just cause, termination without just cause or retirement. It also sets out the amounts that may be payable to each NEO if termination is triggered by death, disability or a change of control as at December 31, 2018. The amounts payable are not subject to reduction as a result of alternative employment in which the executive engages after his employment with the Company ceases.

Darren Entwistle – President and CEO

Darren and TELUS entered into a new executive employment agreement when he resumed his role as President and CEO in 2015. The agreement is for an indefinite term and provides that, in the event that the CEO is terminated without just cause, he would be compensated for three months of annual base salary, the annual performance bonus (cash portion at target), benefits (excluding any short-term or long-term disability plan and accident insurance coverage), pension plan contributions, share purchase plan contributions, and vehicle, telecommunications and flexible perquisites (except for a termination due to disability or change of control), and his LTIs would be treated as though he had retired. In the event of resignation, he has the right to receive retirement treatment for his LTIs. Furthermore, Darren’s non-competition and non-solicitation provisions are for a period of 24 months.

TELUS 2019 INFORMATION CIRCULAR • 102

EXECUTIVE COMPENSATION AT TELUS

Darren Entwistle – President and CEO

				Termination
			Termination	without								Change of
Executive payouts and			with	just cause								control
benefits upon termination	Resignation		just cause	(3 months)		Retirement		Disability		Death		(24 months)
as of December 31, 2018	($)		($)	($)		($)		($)		($)		($)
Cash compensation
Base salary	–	[1]	–	343,750		–		2,750,000	[2]	–		2,750,000	[3]
Annual performance bonus	–		–	206,250	[4]	825,000	[5]	1,650,000	[2]	825,000	[5]	1,650,000	[3]
Total cash compensation	–		–	550,000	[6]	825,000		4,400,000		825,000		4,400,000
Medium-term incentives (EPSUs)	–	[7]	–	–	[7]	–	[7]	–	[7]	–	[7]	–	[3]
Long-term incentives
Options	–		–	–		–		–		–		–
RSUs	9,782,258	[8]	–	9,782,258	[8]	9,782,258		9,782,258		19,564,516	[9]	19,564,516	[3]
Total long-term incentives	9,782,258		–	9,782,258		9,782,258		9,782,258		19,564,516		19,564,516
Benefits	–		–	56,711	[10]	–		–		–		–
Continued accrual of pension service	–		–	195,000		–		–		–		–
Total compensation and benefits payable	9,782,258		–	10,583,969		10,607,258		14,182,258		20,389,516		23,964,516

1              Darren is required to give TELUS three months prior notice of resignation. TELUS may terminate his employment before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($343,750 assuming a three-month period).

2              For termination by reason of disability, Darren is entitled to base salary for 24 months and two times an amount equal to cash portion of annual performance bonus target, subject to proration for any period in which he receives disability or other employment income.

3              No incremental amount is payable solely on a change of control. Amounts shown in this column reflect entitlements on a termination of employment without cause (or resignation) within two years following a change of control. Darren is entitled to base salary for 24 months and two times an amount equal to cash portion of annual performance bonus target. Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment without just cause within two years following a change of control (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent). The unvested option and EPSU amounts were nil as at December 31, 2018.

4              Sixty per cent of base salary for three months in lieu of annual performance bonus.

5              For retirement or termination by reason of death, Darren is entitled to an amount equal to the cash portion of the performance bonus target (60 per cent of base salary).

6              Payable within 30 days of termination.

7              This amount was nil as at December 31, 2018, as Darren did not have any EPSUs.

8              Upon resignation or termination without just cause, Darren is entitled to retirement treatment for his LTIs. In these cases, all vested and unvested EPSUs and all time-vesting RSUs will be paid within 60 days of the date of termination; performance-contingent RSUs will be paid following the valuation date in accordance with the plan and the original timetable.

9              In the event of death, all vested and unvested RSUs are paid within 60 days after the death. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon death as at December 31, 2018.

10         Benefits will be provided for three months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and monthly car allowance.

TELUS 2019 INFORMATION CIRCULAR • 103

EXECUTIVE COMPENSATION AT TELUS

Other named executives

Doug French – EVP and CFO

				Termination
			Termination	without
Executive payouts and			with	just cause								Change of
benefits upon termination	Resignation		just cause	(18 months)		Retirement		Disability		Death		control
as of December 31, 2018	($)		($)	($)		($)		($)		($)		($)
Cash compensation
Base salary	–	[1]	–	900,000		–		900,000	[2]	–		–
Annual performance bonus	–		–	450,000	[3]	300,000	[4]	450,000	[2]	300,000	[4]	–
Total cash compensation	–		–	1,350,000	[5]	300,000		1,350,000		300,000		–
Medium-term incentives (EPSUs)	–		–	173,579	[6]	173,579	[6]	173,579	[6]	173,579	[6]	173,579	[7]
Long-term incentives
Options	–		–	–		–		–		–		–	[7]
RSUs[8]	–		–	–		2,049,983		2,049,983		4,099,966	[9]	4,099,966	[7]
Total long-term incentives	–		–	–		2,049,983		2,049,983		4,099,966		4,099,966
Benefits	–		–	109,653	[10]	–		–		–		–
Continued accrual of pension service	–		–	358,000		–		–		–		–
Total compensation and benefits payable	–		–	1,991,232		2,523,562		3,573,562		4,573,545		4,273,545

1           Doug is required to give TELUS three months prior notice of resignation. TELUS may terminate his employment before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($150,000 assuming a three-month period).

2           For termination by reason of disability, Doug is entitled to base salary for 18 months plus any performance bonus that would have become payable to him during that 18-month period, subject to proration for any period in which he receives disability or other employment income.

3           Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

4           For retirement or termination by reason of death, Doug is entitled to an amount equal to the cash portion of the performance bonus target (50 per cent of base salary).

5           Payable within 30 days of termination.

6           In the event of termination without just cause, retirement, disability or death, all unvested and vested EPSUs are payable to Doug within 60 days of termination pursuant to the plan text. In addition, if terminated without just cause on or after the last day of the year, he is entitled to an amount in respect of EPSUs for that year.

7           No incremental amount is payable solely on a change of control. Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if Doug is terminated without just cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon a change of control as at December 31, 2018. The unvested option amount was nil as at December 31, 2018.

8           In the event of resignation, or termination with or without just cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement and disability, all vested and unvested RSUs are payable to Doug within 60 days of retirement or disability, whereas for performance-contingent RSUs, payment occurs following the valuation date in accordance with the plan.

9           In the event of death, all vested and unvested RSUs are paid within 60 days after the death. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon death as at December 31, 2018.

10      Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), and use of a leased vehicle.

TELUS 2019 INFORMATION CIRCULAR • 104

EXECUTIVE COMPENSATION AT TELUS

Josh Blair – EVP, Group President and Chief Corporate Officer

				Termination
			Termination	without
Executive payouts and			with	just cause								Change of
benefits upon termination	Resignation		just cause	(18 months)		Retirement		Disability		Death		control
as of December 31, 2018	($)		($)	($)		($)		($)		($)		($)
Cash compensation
Base salary	–	[1]	–	975,000		–		975,000	[2]	–		–
Annual performance bonus	–		–	487,500	[3]	325,000	[4]	487,500	[2]	325,000	[4]	–
Total cash compensation	–		–	1,462,500	[5]	325,000		1,462,500		325,000		–
Medium-term incentives (EPSUs)	–		–	228,920	[6]	228,920	[6]	228,920	[6]	228,920	[6]	228,920	[7]
Long-term incentives
Options	–		–	–		–		–		–		–	[7]
RSUs[8]	–		–	–		3,130,622		3,130,622		6,261,243	[9]	6,261,243	[7]
Total long-term incentives	–		–	–		3,130,622		3,130,622		6,261,243		6,261,243
Benefits	–		–	133,019	[10]	–		–		–		–
Continued accrual of pension service	–		–	532,000		–		–		–		–
Total compensation and benefits payable	–		–	2,356,439		3,684,542		4,822,042		6,815,163		6,490,163

1           Josh is required to give TELUS three months prior notice of resignation. TELUS may terminate his employment before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($162,500 assuming a three-month period).

2           For termination by reason of disability, Josh is entitled to base salary for 18 months plus any performance bonus that would have become payable to him during that 18-month period, subject to proration for any period in which he receives disability or other employment income.

3           Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

4           For retirement or termination by reason of death, Josh is entitled to an amount equal to the cash portion of the performance bonus target (50 per cent of base salary).

5           Payable within 30 days of termination.

6           In the event of termination without just cause, retirement, disability or death, all unvested and vested EPSUs are payable to Josh within 60 days of termination pursuant to the plan text. In addition, if terminated without just cause on or after the last day of the year, he is entitled to an amount in respect of EPSUs for that year.

7           No incremental amount is payable solely on a change of control. Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if Josh is terminated without just cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon a change of control as at December 31, 2018. The unvested option amount was nil as at December 31, 2018.

8           In the event of resignation, or termination with or without just cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement and disability, all vested and unvested RSUs are payable to Josh within 60 days of retirement or disability, whereas for performance-contingent RSUs, payment occurs following the valuation date in accordance with the plan.

9           In the event of death, all vested and unvested RSUs are paid within 60 days after the death. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon death as at December 31, 2018.

10      Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

TELUS 2019 INFORMATION CIRCULAR • 105

EXECUTIVE COMPENSATION AT TELUS

Eros Spadotto – EVP, Technology Strategy and Business Transformation

				Termination
			Termination	without
Executive payouts and			with	just cause								Change of
benefits upon termination	Resignation		just cause	(18 months)		Retirement		Disability		Death		control
as of December 31, 2018	($)		($)	($)		($)		($)		($)		($)
Cash compensation
Base salary	–	[1]	–	900,000		–		900,000	[2]	–		–
Annual performance bonus	–		–	450,000	[3]	300,000	[4]	450,000	[2]	300,000	[4]	–
Total cash compensation	–		–	1,350,000	[5]	300,000		1,350,000		300,000		–
Medium-term incentives (EPSUs)	–		–	214,304	[6]	214,304	[6]	214,304	[6]	214,304	[6]	214,304	[7]
Long-term incentives
Options	–		–	–		–		–		–		–	[7]
RSUs[8]	–		–	–		2,268,632		2,268,632		4,537,263	[9]	4,537,263	[7]
Total long-term incentives	–		–	–		2,268,632		2,268,632		4,537,263		4,537,263
Benefits	–		–	129,786	[10]	–		–		–		–
Continued accrual of pension service	–		–	468,000		–		–		–		–
Total compensation and benefits payable	–		–	2,162,090		2,782,936		3,832,936		5,051,567		4,751,567

1           Eros is required to give TELUS three months prior notice of resignation. TELUS may terminate his employment before the expiry of the notice period, in which case he is entitled to receive his base salary pro-rated for the period between the earlier termination by TELUS and the end of the notice period ($150,000 assuming a three-month period).

2           For termination by reason of disability, Eros is entitled to base salary for 18 months plus any performance bonus that would have become payable to him during that 18-month period, subject to proration for any period in which he receives disability or other employment income.

3           Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

4           For retirement or termination by reason of death, Eros is entitled to an amount equal to the cash portion of the performance bonus target (50 per cent of base salary).

5           Payable within 30 days of termination.

6           In the event of termination without just cause, retirement, disability or death, all unvested and vested EPSUs are payable to Eros within 60 days of termination pursuant to the plan text. In addition, if terminated on or after the last day of the year, he is entitled to an amount in respect of EPSUs for that year.

7           No incremental amount is payable solely on a change of control. Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if Eros is terminated without just cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon a change of control as at December 31, 2018. The unvested option amount was nil as at December 31, 2018.

8           In the event of resignation, or termination with or without just cause, all vested but unpaid RSUs remain payable, while all unvested RSUs are forfeited on termination. In the event of retirement and disability, all vested and unvested RSUs are payable to Eros within 60 days of retirement or disability, whereas for performance-contingent RSUs, payment occurs following the valuation date in accordance with the plan.

9           In the event of death, all vested and unvested RSUs are paid within 60 days after the death. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon death as at December 31, 2018.

10      Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

TELUS 2019 INFORMATION CIRCULAR • 106

EXECUTIVE COMPENSATION AT TELUS

David Fuller – EVP and President, Consumer and Small Business Solutions

David and TELUS executed an amended executive employment agreement on March 28, 2017 that included:

•           Stronger and broader post-employment restrictions, including non-competition and non-solicitation covenants

•           Longer post-employment restrictions, the term being extended from a period of 12 months to 24 months

•           Stronger and broader confidentiality covenants during the term of employment and thereafter, and

•           A one-time grant to David in the amount of $2.0 million (the Retention Grant), which was composed of 50 per cent time-vesting and 50 per cent performance-contingent RSUs.

				Termination
			Termination	without
Executive payouts and			with	just cause							Change of
benefits upon termination	Resignation		just cause	(18 months)		Retirement		Disability		Death	control
as of December 31, 2018[1]	($)		($)	($)		($)		($)		($)	($)
Cash compensation
Base salary	–	[2]	–	900,000		–		900,000	[3]	–	–
Annual performance bonus	–	[2]	–	450,000	[4]	300,000	[5]	450,000	[3]	300,000[5]	–
Total cash compensation	–		–	1,350,000	[6]	300,000		1,350,000		300,000	–
Medium-term incentives (EPSUs)	213,490	[7]	–	213,490	[8]	213,490	[8]	213,490	[8]	213,490[8]	213,490	[9]
Long-term incentives
Options	–		–	–		–		–		–	–	[9]
RSUs	2,237,160	[7]	–	2,237,160	[10]	2,237,160		2,237,160		4,474,275[11]	4,474,275	[9]
Total long-term incentives	2,237,160		–	2,237,160		2,237,160		2,237,160		4,474,275	4,474,275
Benefits	–		–	142,439	[12]	–		–		–	–
Continued accrual of pension service	–		–	369,000		–		–		–	–
Total compensation and benefits payable	2,450,650		–	4,312,089		2,750,650		3,800,650		4,987,765	4,687,765

1           We are providing this information as required per Form 51-102F6 Statement of Executive Compensation. David left TELUS on January 31, 2019.

2           David was required to give TELUS three months prior notice of resignation, in which event TELUS could terminate his employment earlier by paying him his base salary pro-rated for the period between the earlier termination by TELUS and the end of the resignation notice period ($150,000 assuming a three-month period). In certain circumstances, if David left the Company, he was entitled to an amount equivalent to a severance payment as if he had been terminated without just cause.

3           For termination by reason of disability, David would have been entitled to base salary for 18 months plus any performance bonus that would have become payable to him during that 18-month period (in the case of disability, subject to proration for any period in which he receives disability or other employment income).

4           Fifty per cent of base salary for 18 months in lieu of annual performance bonus.

5           For retirement or termination by reason of death, David would have been entitled to an amount equal to the cash portion of the performance bonus target (50 per cent of base salary).

6           Payable within 30 days of termination.

7           Upon resignation, David was entitled to retirement treatment for his LTIs that were granted in 2017 (which include his Retention Grant), resulting in all applicable vested and unvested EPSUs and the 2017 time-vesting RSUs being paid within 60 days of the date of termination and the 2017 performance-contingent RSUs being paid following the valuation date in accordance with the plan.

8           In the event of termination without just cause, retirement, disability or death, all unvested and vested EPSUs would be payable to David within 60 days of termination pursuant to the plan text.

9           No incremental amount is payable solely on a change of control. Unvested options, EPSUs and RSUs may, at the discretion of the Board, vest upon a change of control. If they do not vest upon a change of control, all unvested options, EPSUs and RSUs issued before the change of control or their replacement securities will vest immediately upon a termination of employment if David is terminated without just cause within two years of the change of control. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 per cent) vested upon a change of control as at December 31, 2018. The unvested option amount was nil as at December 31, 2018.

10      Upon termination without just cause, David’s time-vested RSUs (only those granted in 2017 and in prior years, including his Retention Grant) would be treated as though he had retired and vest immediately (as described above in footnote 7). The performance-contingent RSUs would be paid following the valuation date in accordance with the plan and the original timetable.

11      In the event of death, all vested and unvested RSUs are paid within 60 days after the death. The number in the table assumes the unvested incentives (including performance-contingent RSUs, which are deemed to have a performance ratio of 100 percent) vested upon death as at December 31, 2018.

12      Benefits will be provided for 18 months in the event of termination without just cause. Benefits provided include: health and dental coverage, outplacement, employer share of the Employee Share Purchase Plan contribution (35 per cent of a maximum of six per cent of base salary and annual performance bonus), telecommunications concession, flexible perquisites, enhanced medical coverage for the executive and his family, and use of a leased vehicle.

TELUS 2019 INFORMATION CIRCULAR • 107

TELUS EQUITY COMPENSATION PLANS

The Company has a number of equity compensation plans, as well as other compensation plans that are also tied to the performance of equity but do not fall within the Toronto Stock Exchange’s (TSX’s) definition of security-based compensation arrangements. For simplicity, this section groups all such plans together and provides a number of tables to highlight the key features and impact of these plans. More detailed descriptions of each plan follow the tables.

TELUS equity-based plans at a glance

Type of plan
			New equity	TELUS securities
	Equity-based		grants	issuable
Name	compensation	Other	being issued	from treasury
Management Option Plan	x		Yes	Yes
Directors Plan		x	Yes	No
Performance Share Unit Plan		x	Yes	No
Restricted Share Unit Plan		x	Yes	No
Long-Term Incentive Plan for Non-Canadian Subsidiaries		x	Yes	No

The following table provides information as at December 31, 2018 on the shares of the Company authorized for issuance under TELUS’ Management Option Plan, which is currently TELUS’ only equity compensation plan (security-based compensation arrangements under the TSX rules). As at December 31, 2018, the dilution, as a result of total share option reserves, was approximately 7. 9 per cent of all outstanding shares.

Number of securities
remaining available for
	Number of securities to	Weighted-average	future issuance
	be issued upon exercise	exercise price of	(excluding securities
	of outstanding options	outstanding options	reflected in column A)
	(#)	($)	(#)
Plan category	A	B	C
Equity compensation plans approved by security holders	Nil	N/A	Nil
Equity compensation plans not approved by security holders	326,164	29.22	46,344,798
Total	326,164		46,344,798

The following chart provides details on the shares issued and issuable under the Management Share Option Plan and, if approved, the Restricted Share Unit Plan and Performance Share Unit Plan:

		Percentage of shares
	Number	outstanding
Maximum number of shares authorized for issuance under the Management Option Plan effective as of the two-for-one share split on April 15, 2013	50,855,634	8.49%
Cumulative number of shares issued since April 15, 2013 upon the exercise of share options pursuant to the Management Option Plan	4,184,672	0.70%
Number of shares reserved for issuance pursuant to outstanding options	326,164	0.05%
Number of shares remaining available for future issuance under the Management Option Plan	46,344,798	7.74%
Number of shares reserved for issuance under the Restricted Share Unit Plan	10,000,000	1.67%
Number of shares reserved for issuance under the Performance Share Unit Plan	2,400,000	0.40%

TELUS 2019 INFORMATION CIRCULAR • 108

TELUS EQUITY COMPENSATION PLANS

Management Option Plan (TELUS Management Share Option Plan)

The Management Option Plan is the only equity compensation plan of the Company under which TELUS may grant options and where share options remain outstanding.

Management Option Plan at a glance

Term	Description
Participants	Eligible employees (primarily officers, senior managers and key management employees) as determined by the Human Resources and Compensation Committee (the Compensation Committee)
Term	Maximum term is 10 years from the grant date. In recent years, options have been granted with seven-year terms. Option term is automatically extended if an option expires during a blackout period
Expiry	Unless otherwise determined by the Compensation Committee, options will expire upon the earliest of:
• Resignation of employment by a participant (other than retirement or by reason of disability), for all options (vested and unvested)
• Ninety days after termination of employment without just cause for vested options
• Termination of employment without just cause for unvested options
• Termination of employment of the participant for just cause, for all options (vested and unvested)
• Twelve months after the death of a participant, for options that have vested on death or are scheduled to vest within 12 months of death; any unvested options after this time period are forfeited
• The end of the option term (applies to retirement and termination due to disability)
Vesting	To be determined at the time of grant. Since 2003, most grants cliff-vest only after three years from the grant date
Exercise price	Pre-November 2006:
• Weighted average trading price of the underlying shares on the last business day before the grant date
Post-November 2006:

•     Arithmetic average of the daily weighted average trading price of the underlying shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the grant date

Change of control	Yes. See page 110
Clawback policy

Options granted to the President and Chief Executive Officer (CEO) and any Executive Vice-Presidents (EVPs), and any shares and/or cash paid pursuant to the exercise or surrender and cancellation of such options, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company, but this applies only to options granted from and after the later of January 1, 2013 or the date such person first became CEO or an EVP

Assignability	Not assignable
Ownership restrictions

•     The total number of shares issuable to any one participant under this plan, together with all other shares issuable to that participant under all TELUS security-based compensation arrangements (as defined by the TSX), cannot exceed five per cent of the issued and outstanding shares at the grant date of the option

•     The total number of shares issued to insiders within any one-year period, under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares

•     The total number of shares issuable to insiders as a group under this plan, together with shares issuable to insiders under all other security-based compensation arrangements (as defined by the TSX), cannot exceed 10 per cent of the issued and outstanding shares

• A majority of options granted under this plan cannot be granted to insiders
Total number of shares reserved for further options as of December 31, 2018	The Company currently has reserved 46,344,798 shares for further option grants representing 7.7 per cent of the issued and outstanding shares
Options outstanding as of December 31, 2018	Options for 326,164 shares representing 0.05 per cent of the issued and outstanding shares
Number of options held by officers as of December 31, 2018	Options for 4,776 shares or 1.46 per cent of the total number of options outstanding under this plan
Annual burn rate	Zero per cent for 2016, 2017 and 2018. No options have been granted since 2012

TELUS 2019 INFORMATION CIRCULAR • 109

TELUS EQUITY COMPENSATION PLANS

The Management Option Plan was established in 2005 as part of the separation of the original TELUS Share Option and Compensation Plan into two plans: the Management Option Plan and the Directors Plan (see the next section for details). The purpose of the Management Option Plan is to promote the retention of key management employees, to align their interests with those of the shareholders, and to provide incentive compensation based on the value of TELUS shares.

Other features

The Management Option Plan contains two different methods under which exercised options may be settled by cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and the effects of dilution for shareholders. These two different methods, introduced at different times, apply to different sets of options issued under the Management Option Plan and contain different terms.

Net-equity settlement feature

For certain options designated by the Company on or before the time options are granted, the Company may elect to have the options exchanged for a right of the option holder to receive shares in settlement for the exchanged options. The number of shares to be issued is obtained by multiplying (i) the number of options exercised by (ii) the number obtained when the difference between the current market price of the shares under option at the time of exercise and the exercise price is divided by the current market price of the shares. The current market price for this purpose is the average trading price on the TSX for the last trading day before the day of exercise. The options so exchanged are cancelled, and the number of shares determined by the difference between the number of options exchanged and the number of shares issued in that exchange are then added back to the applicable reservation of shares under the Management Option Plan.

Cash settlement feature

The Management Option Plan has a cash settlement feature that permits the Company to use cash to settle the exercise of specified options designated by the Company. In November 2010, we stopped using this feature, due to changes proposed by the federal government to the tax treatment of cash-settled options. An optionee exercising designated options may elect to surrender options and receive from the Company, in cash, an amount per option equal to the difference between the market price (volume weighted average price of the shares under option on the TSX on the business day following the participant’s election) and the exercise price. The surrendered options are cancelled by the Company and shares underlying these options are then added back to the share reservation.

Change of control

The Management Option Plan contains change of control provisions. Vesting of options is subject to double-trigger change of control provisions, unless the Board decides to take some other action.

Change of control is defined to be (i) a sale of greater than 50 per cent of TELUS’ consolidated assets to persons not affiliated with TELUS, (ii) a formal take-over bid for TELUS’ voting securities, (iii) any acquisition of 35 per cent or more of TELUS’ voting securities (excluding acquisitions by a subsidiary, the Company or any underwriter), (iv) any transaction involving the Company, its subsidiaries or its shareholders, where record holders of the voting securities of the

Company immediately before these transactions hold less than 50 per cent of the voting securities of the Company or the continuing entity, or (v) any transaction that the Board determines to be a change of control.

However, subject to any other Board determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions. Substantially all of the assets is defined to mean assets having a value greater than 90 per cent of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis.

If the Board does not accelerate unvested options or replacement options upon a change of control, then with regard to any participant (i) whose employment is terminated without just cause or (ii) who dies while employed within two years of the change of control, the unvested options issued to that participant before the change of control or their replacement securities will immediately vest and be exercisable for (i) 90 days following termination or (ii) 12 months following death, as applicable. Alternatively, upon a change of control, the Board may take one or more of the following actions: (i) arrange for the options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria, (ii) accelerate the vesting of the options, (iii) make a determination as to the market price for the purpose of further actions with respect to the options, (iv) arrange for cash or other compensation in exchange for a surrender of any options, or (v) make any other determinations as appropriate.

Amendment procedure

The Board, subject to any required regulatory or shareholder approval, has the power to amend or discontinue the Management Option Plan at any time, provided that such amendment is not prejudicial to any existing option holders. The Board may, without shareholder approval, amend the vesting of any option, extend the termination date of any option to a date that is not beyond the original expiry date, add any cashless exercise feature that also reduces the share reserve by the number of shares underlying the exercised options, make any amendments for compliance with Section 409A of the United States Internal Revenue Code, and make any non-material amendments to the Management Option Plan. Shareholder and, as necessary, regulatory approval is required for any material amendments, including any increase in the number of shares reserved, any change to eligible participants that could increase participation by insiders, any financial assistance by the Company, the addition of any cashless exercise feature that does not also reduce the share reserve by the number of shares underlying the exercised options, the addition of any provision that results in a participant receiving shares without the Company receiving cash consideration, any material change in the method to determine the exercise price of options, the addition of any right permitting a change of the price of any outstanding options, any material expansion of the type of awards available under the plan, any amendment to extend the termination date of any option beyond its original expiry date or any amendment to permit any transfer of options other than by will or applicable laws. In accordance with TSX rules, amendments to this amendment procedure provision require shareholder approval.

TELUS 2019 INFORMATION CIRCULAR • 110

TELUS EQUITY COMPENSATION PLANS

Directors Plan (Directors Deferred Share Unit Plan)

The Directors Plan was established to enable non-employee directors to participate in the growth and development of TELUS and to align directors’ interests with those of our shareholders. The Directors Plan provides that a director may elect to receive his or her annual retainer and meeting fees in deferred share units (DSUs), shares or cash. DSUs entitle the directors to a specified number of, or a cash payment based on the value of, shares.

Directors Plan at a glance

Term	Description
Participants	Non-employee directors
Term	DSUs do not have a fixed term
Expiry	DSUs are valued and paid out after a director ceases to be a director for any reason at a time elected by the director in accordance with the Directors Plan
DSU payout amount	Number of DSUs multiplied by the then applicable market price for shares
Vesting	All DSUs vest upon grant
Change of control	No
Grant price	DSUs, when granted, are based on the dollar amount allocated to the director divided by the weighted average trading price of shares on the business day prior to grant date
Assignability	Not assignable, other than by will or the laws of succession on devolution
DSUs outstanding as of December 31, 2018	453,617 DSUs

Other features

DSUs are credited with additional DSUs equivalent in value to the dividends paid on the shares. If a participant elects to be paid out in shares, the shares are acquired by the plan administrator in the open market for the participant.

Amendment procedure

Subject to any regulatory approval, the Board has the power under the Directors Plan to amend or terminate the Directors Plan at any time, provided that the amendment will not reduce the rights of a participant that have accrued before the amendment or termination. This power includes the right to make any change or to waive any conditions with respect to DSUs and to make any amendments for compliance with Section 409A of the United States Internal Revenue Code. All amendments to the Directors Plan must be in compliance with any applicable regulatory requirements.

TELUS 2019 INFORMATION CIRCULAR • 111

TELUS EQUITY COMPENSATION PLANS

Performance Share Unit Plan

As noted on page 74, the Performance Share Unit Plan is a medium-term incentive plan that awards executive performance share units (EPSUs) and management performance share units (MPSUs) that are pegged to the value of the shares.

The Performance Share Unit Plan, formerly known as the Executive Stock Unit Plan, was first implemented in 2002 for Executive Leadership Team (ELT) members and expanded in 2011 to include designated senior management team members. The purpose of this plan is to link a portion of the at-risk compensation to share price and to promote the retention of executives.

The participants may elect to take payments under the Performance Share Unit Plan in cash or shares purchased in the market.

When dividends on shares are declared and paid during the life of an EPSU or MPSU, additional EPSUs or MPSUs, as the case may be, equivalent in value to dividends paid on the shares, are credited to the participant’s account. These dividend equivalents do not vest unless the applicable EPSUs or MPSUs vest.

Performance Share Unit Plan at a glance

Term	Description
Participants	Members of the ELT as approved by the Compensation Committee. Since February 2011, members may also include a broader group of senior management below the executive level as approved by the CEO
Vesting	• EPSUs and MPSUs vest and become payable in equal annual instalments over a period of approximately three years, subject to permitted deferrals
• All EPSUs and MPSUs vest and are paid out before the end of the second year after the grant year
Change of control	Yes. See below
Clawback policy

EPSUs granted to the CEO and any EVPs, including any EPSU dividends related to such EPSUs, and/or any payment made in cash or shares in respect of such EPSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to EPSUs granted on and after the later of January 1, 2013 or the date such person first became CEO or an EVP

Payout amount

Arithmetic average of the daily weighted average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date for MPSUs and 15 trading days before the vesting date for EPSUs

Payment / termination

Unless otherwise determined by the Compensation Committee (or by the CEO with respect to grants below the ELT level), and subject to permitted deferrals, payment (or forfeiture) occurs upon the earliest of:

•       Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested EPSUs and MPSUs are paid; all unvested EPSUs or MPSUs are forfeited immediately upon such resignation

• Termination of employment for just cause – All vested and unvested EPSUs and MPSUs are forfeited immediately
• Sixty days after termination of employment without just cause – All vested and unvested EPSUs and MPSUs are paid
• Sixty days after retirement or termination as a result of disability – All vested and unvested EPSUs and MPSUs are paid
• Sixty days after the death of a participant – All vested and unvested EPSUs and MPSUs are paid
• Within 30 days following the normal vesting date – All vested EPSUs and MPSUs are paid
Assignability	Not assignable except to a beneficiary on death
Effect of a trading blackout period

If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant

Change of control

The Performance Share Unit Plan contains change of control provisions equivalent to those in the Management Option Plan. Vesting of EPSUs and MPSUs is subject to a double-trigger change of control provision, unless the Board decides to take another action, similar to what is described for the Management Option Plan on page 110.

Proposed amendments in 2019

TELUS has proposed certain amendments to the Performance Share Unit Plan and as a result is seeking approval of the plan. See page 19 for details.

TELUS 2019 INFORMATION CIRCULAR • 112

TELUS EQUITY COMPENSATION PLANS

Restricted Share Unit Plan

As noted on page 75, the Restricted Share Unit Plan is a long-term incentive (LTI) plan that awards restricted share units (RSUs), which are pegged to the value of the shares.

The purpose of the Restricted Share Unit Plan is to align the interests of management with those of shareholders by providing incentive compensation based on the value of shares and to promote retention. This strategy provides an opportunity for participants to acquire, through RSUs, an increased ownership interest in the Company.

The participants may elect to take payments under the Restricted Share Unit Plan in cash or shares purchased in the market.

When dividends on shares are paid during the life of an RSU, additional RSUs equivalent in value to dividends paid on the shares are credited to the participant’s account. These dividend equivalents do not vest unless the RSUs vest.

Restricted Share Unit Plan at a glance

Term	Description
Participants	Members of the executive management and other employees (primarily senior and key management), as approved by the Compensation Committee or the CEO
Vesting	Typically, RSUs cliff-vest and become payable in the second year after the grant year
Change of control	Yes. See below
Clawback policy

RSUs granted to the CEO and any EVPs, including any RSU dividends related to such RSUs, and/or any payment made in cash or shares in respect of such RSUs, are subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback policy adopted by the Company; this applies only to RSUs granted on and after the later of January 1, 2013 or the date such person first became CEO or an EVP

Payout amount

•     Time-vesting: Arithmetic average of the daily weighted average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date

•     Performance-contingent: 75 per cent weighted to total shareholder return compared to a peer group over a three-year period and 25 per cent weighted to total customer connections compared to a three-year forecast (with payments that are capped at 200 per cent for each metric)

Payment / termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•     Sixty days after resignation of employment by a participant (other than by reason of retirement or disability) – All vested RSUs are paid; all unvested RSUs are forfeited immediately upon such resignation

• Termination of employment for just cause – All vested and unvested RSUs are forfeited immediately
• Termination of employment without just cause – All vested RSUs are paid and all unvested RSUs are forfeited on the date of termination
• Sixty days after retirement or termination as a result of disability – All vested and unvested RSUs are paid; for performance-contingent RSUs, payment occurs on the original valuation date
• Sixty days after the death of a participant – All vested and unvested RSUs are paid; payout ratio deemed at 100 per cent for performance-contingent RSUs
• Within 30 days following the normal vesting date – All vested RSUs are paid
Assignability	Not assignable except to a beneficiary on death
Effect of a trading blackout period

If a payment is scheduled to occur during a trading blackout period, then the payment may be deferred up to 14 days after the later of the last day of such period and the last day of the period in which the payment was originally to be made, but not in any event later than December 31 of the second year following the year of the grant

Change of control

The Restricted Share Unit Plan contains change of control provisions equivalent to those in the Management Option Plan and Performance Share Unit Plan. The default is a double-trigger change of control provision, similar to what is described for the Management Option Plan on page 110.

Proposed amendments in 2019

TELUS has proposed certain amendments to the Restricted Share Unit Plan and as a result is seeking approval of the plan. See page 18 for details.

TELUS 2019 INFORMATION CIRCULAR • 113

TELUS EQUITY COMPENSATION PLANS

Long-Term Incentive Plan for Non-Canadian Subsidiaries

The Long-Term Incentive Plan for Non-Canadian Subsidiaries (the LTI Plan) was established in 2012 to provide certain international executive and management employees of non-Canadian subsidiaries of TELUS with an incentive and opportunity to share in the total shareholder return of the Company and to promote the retention of such employees. The LTI Plan provides an opportunity for participants to acquire, through LTI units, an ownership interest in the Company. LTI units are based on the value of the shares.

All payments pursuant to the LTI Plan will be paid in cash only. No shares may be purchased in the market or issued from treasury.

When dividends on shares are paid during the life of an LTI unit, additional LTI units equivalent in value to the dividends paid on the shares are credited to the participant’s account. These dividend equivalents do not vest unless the LTI units vest.

LTI Plan at a glance

Term	Description
Participants

Members of the executive management and other employees (primarily senior and key management) of non- Canadian subsidiaries who are non-residents of Canada (for purposes of the Income Tax Act (Canada)), as approved by the CEO

Vesting	Typically, LTI units vest and become payable in the second year after the grant year
Change of control	Yes. See below
Payout amount

Arithmetic average of the daily weighted average trading price of shares on the TSX (excluding certain block trades and trades after a certain time in the day) for the five trading days before the vesting date

Payment / termination

Unless otherwise determined by the Compensation Committee, payment (or forfeiture) occurs upon the earliest of:

•      Termination of employment (for just cause or without just cause) and retirement of the participant – All unvested LTI units are forfeited immediately upon such termination; vested LTI units continue to be payable according to the vesting schedule (within 30 days of the normal vesting date)

• Sixty days after termination as a result of disability – All vested and unvested LTI units are paid
• Sixty days after the death of a participant – All vested and unvested LTI units are paid
• Within 30 days following the normal vesting date – All vested LTI units are paid

Change of control

The LTI Plan contains change of control provisions equivalent to those in the Management Option Plan, Restricted Share Unit Plan and Performance Share Unit Plan. The default is a double-trigger change of control provision, similar to what is described for the Management Option Plan on page 110.

TELUS 2019 INFORMATION CIRCULAR • 114

APPENDIX A: TERMS OF REFERENCE FOR THE BOARD OF DIRECTORS

1.                       Introduction

The Board is responsible for the stewardship of the Company and overseeing the management of the Company’s business and affairs. The Board may discharge its responsibilities by delegating certain duties to committees of the Board and to management. The specific duties delegated to each committee of the Board are outlined in the terms of reference for those committees.

2.                        No del egation

2.1                   The Board may not delegate the following matters to any committee:

a)         The removal of a director from or the filling of a vacancy on the Board or any Board committee

b)         The issuance of securities except on the terms authorized by the directors

c)         The declaration of dividends

d)        The purchase, redemption or any other form of acquisition of shares issued by the Company except on terms authorized by the directors

e)         The appointment or removal of the President or the CEO

f)            The establishment of any Board committee and its terms of reference and the modification of the terms of reference of any existing committee

g)        The adoption, amendment or repeal of the charter documents of the Company

h)        Any other matter which is required under applicable corporate or securities laws to be decided by the Board as a whole.

3.                       Board of Directors

3.1                 Composition

a)         The number of directors to be elected at a meeting of the shareholders will be a minimum of 10 and a maximum of 16 directors, including the Chair, a majority of whom are independent directors.

b)         Subject to election by the shareholders and the requirements of the applicable laws, the Company’s charter documents and the rules of any stock exchanges on which the shares of the Company are listed, the CEO will be a member of the Board.

c)         The Chair of the Board must be an independent director. If this is not desirable in the circumstances, an independent Lead Director shall be appointed.

3.2                 Meetings

a)         The Board will meet at least once each quarter and, including such quarterly meetings, a minimum of five times a year. Some of the Board’s meetings may be held in locations other than Vancouver.

b)         The Chair, with the assistance of the Lead Director (if there is one), CEO and the Chief Governance Officer, will be responsible for the agenda for each Board meeting.

c)         The Board encourages management to attend Board meetings, where appropriate, to provide additional insight to matters being considered by the Board.

d)        The Board should have an in-camera session without management present, including any management directors, as a regular feature of each Board meeting.

e)         The quorum necessary for the transaction of business of the directors may be set by the directors to a number not less than 50 per cent of the directors in office, and if not so set, is deemed to be a majority of the directors in office.

f)            To the extent possible, Board materials will be made available in electronic format.

3.3                 Election or appointment of directors

The Board, following a recommendation by the Corporate Governance Committee, will:

a)         Approve the management slate of nominees proposed for election at annual general meetings of the Company

b)         Approve candidates to fill any casual vacancy occurring on the Board

c)         Fix the number of directors as permitted by the Company’s charter documents.

3.4                 Compensation and Share ownership requirement

Appendix I – Director Compensation and Share Ownership Criteria lists the current levels of directors’ compensation and the shareholdings required of directors of the Company.

3.5                 Committees of the Board

The Board will have the following committees and, after considering the recommendation of the Corporate Governance Committee, approve and/or modify their terms of reference:

a)         Audit Committee – Appendix E

b)         Corporate Governance Committee – Appendix F

c)         Human Resources and Compensation Committee – Appendix G

d)        Pension Committee – Appendix H.

The Board may establish a new standing or ad hoc committee. Not less than a majority of the members of any new standing or ad hoc committee will be independent directors.

Each committee will report to the Board on its meetings and each member of the Board will have access to minutes of committee meetings, regardless of whether the director is a member of such committee. See Appendix D – Terms of Reference for Committees of the Board of Directors.

TELUS 2019 INFORMATION CIRCULAR • 115

4.                       Selection of management

4.1                   In accordance with the Company’s charter documents, the Board will appoint and replace the CEO of the Company and, after considering the recommendation of the Human Resources and Compensation Committee, approve the CEO’s compensation.

4.2                   Upon considering the advice of the CEO and the recommendation of the Human Resources and Compensation Committee, the Board will approve the appointment of all members of the Executive Management (as defined in Appendix G – Terms of Reference for the Human Resources and Compensation Committee).

4.3                   The Board is responsible for satisfying itself as to the integrity of the CEO and other senior management of the Company.

4.4                   The Board is responsible for overseeing succession planning and will review and approve the succession plan for the CEO on an annual basis.

5.                       Strategy determination

The Board will:

a)         Annually consider and approve the Company’s objectives and goals, its strategic plan to achieve those objectives and goals and approve any material changes thereto

b)         Monitor and assess developments which may affect the Company’s strategic plan

c)         Evaluate and, as required, enhance the effectiveness of the strategic planning process

d)        Monitor the execution of the strategic plan by management and monitor corporate performance against the Company’s objectives and goals.

6.                       Material transactions

6.1                   Subject to delegation by the Board to management and to committees of the Board, the Board will review and approve all material transactions and investments.

7.                       Public reporting

The Board is responsible for:

a)         Reviewing and approving financial reporting to shareholders, other security holders and regulators on a timely and regular basis

b)         Ensuring that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements

c)         Reviewing and approving the policies and procedures in place for the timely disclosure of any other developments that have a significant and material impact on the Company

d)        Reporting annually to shareholders on its stewardship for the preceding year

e)         Reporting annually to shareholders on the key strategic objectives of the Company and how the Company’s approach to executive compensation is designed to motivate management to achieve these strategic objectives, and

f)            Providing for measures that promote engagement with and feedback from shareholders.

8.                       Risk oversight and management

8.1                   The Board is responsible for ensuring the identification of material risks to the Company’s business and ensuring the implementation of appropriate systems and processes to identify, monitor and manage material risks. In discharging this oversight duty, the Board will review and assess annually:

a)         The Company’s risk management program, including risk appetite and integrated enterprise risk assessment

b)         The quality and adequacy of risk-related information provided to the Board by management, to make the Board aware (directly or through its committees) of the Company’s material risks on a timely basis, and to provide the Board sufficient information and understanding to evaluate these risks, how they may affect the Company and how management addresses them

c)         The respective responsibilities of the Board, each Board committee and management for risk oversight and management of specific risks, to coordinate the risk oversight function through these bodies, and to adopt a shared understanding as to accountabilities and roles.

8.2                   In addition to the specific risk oversight responsibilities the Board has allocated to its committees, the Board will review, on an annual or more frequent basis, as appropriate, those risks that are specifically allocated to the Board for review.

8.3                   The Board is also responsible for the integrity of the Company’s internal control, disclosure control and management information systems.

9.                       Procedures and policies

The Board will monitor compliance with all significant policies and procedures by which the Company is operated.

10.                Legal requirements

10.1             The Board will monitor compliance with all applicable laws and regulations.

11.                Evaluation

The Board will evaluate annually the effectiveness of the Board as a whole, individual directors, committees, the Lead Director (if there is one) and the Chair as provided in Appendix L – Board and Director Evaluation Process.

References to appendices in Appendix A of this information circular relate to the TELUS Board Policy Manual, which can be found at telus.com/governance.

TELUS 2019 INFORMATION CIRCULAR • 116